Thermo Fisher
SCIENTIFIC

The world leader in serving science



INVESTING FOR THE FUTURE

Thermo Fisher Scientific Inc. • 2010 Annual Report

REVENUE BY END MARKET


Healthcare & Diagnostics
24%
24%
Pharma & Biotech
Industrial & Applied
26%
26%
Academic & Government

REVENUE BY PRODUCT CATEGORY


Services
15%
52%
Consumables
Instruments, Equipment & Software
33%

REVENUE BY GEOGRAPHIC REGION


ROW
4%
Asia-Pacific
12%
Europe
24%
60%
North America

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of nearly $11 billion, we have approximately 37,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery and solve analytical challenges ranging from complex research to routine testing to field applications.

Cover: An employee at Thermo Fisher's facility in Shanghai, China, assembles a "cell factory" developed for customers who need to grow cells for the production of vaccines, biopharmaceuticals and cell therapies in a highly controlled environment.



Marc N. Casper
President and Chief Executive Officer

Dear Shareholder,

I'm pleased to report that 2010 was an excellent year for Thermo Fisher Scientific. We achieved our goals for growth, leveraging good top-line results to deliver record EPS and solid margin expansion. I'm proud of how our teams executed on their operating plans. They carefully managed expenses so we could continue to invest in opportunities that will create the most value for our customers, employees and shareholders over the long term.

In early 2010, I outlined our primary financial objective: to accelerate EPS growth. We exceeded our publicly stated goal for the year by achieving a 17 percent increase in adjusted EPS, to a record $3.57 versus $3.05 in 2009.* Three key drivers contributed to this strong performance:

- Top-line revenue growth of 7 percent, to $10.79 billion for the full year
- Operational excellence, which led to 80 basis points of adjusted operating margin expansion at 17.8 percent
- Effective capital deployment resulting from our strong balance sheet and solid cash flow.

Our ability to capitalize on all three gives Thermo Fisher a unique competitive advantage in the marketplace. I will highlight our accomplishments in each, which not only contributed to a successful 2010 but position us well to achieve our goals in 2011 and beyond.

*Adjusted earnings per share, adjusted operating margin and adjusted operating income are non-GAAP financial measures that exclude certain items. For a reconciliation of these non-GAAP financial measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 6 and 7 of this annual report.

Revenue Growth

Our top-line growth is the result of our commitment to technology innovation and expanding our presence in emerging markets around the world.

We increased our total R&D investment in 2010 by more than $40 million, for a total of approximately $285 million, to strengthen our leadership position in innovation. Our previous investments led to a number of exciting new products in 2010 as represented by our Thermo Scientific brand, filling our pipeline across our instruments, software, equipment and consumables offerings.

For the life sciences researcher, we combined the power of our industry-leading Orbitrap® mass spectrometry platform with a new suite of informatics products, such as Proteome Discoverer, to raise the performance bar and accelerate the development of groundbreaking drug treatments. We also created a new workflow for the analysis of immunosuppressant drugs in clinical research, including our mass spectrometers, new test kits and automated sample handling technology. In specialty diagnostics, we introduced a new test to screen patients for hospital-acquired infections as well as new cryostat technology for processing tissue samples in cancer diagnostics, which won a Top 100 innovation award from *R&D Magazine*. For applied markets, such as environmental analysis and food safety testing, we are giving our customers new tools that significantly improve laboratory productivity, from our new general-purpose centrifuge platform for reducing sample preparation time, to our TSQ Quantum™ XLS triple quadrupole system for greater analytical speed and sensitivity.

Our R&D priorities are directly aligned with our customers' needs, and we work in close collaboration with them to develop the technologies that will have the greatest impact on how they solve complex challenges. To formalize this two-way exchange of technological information, we created

Our combination of best-in-class technologies and applications expertise is paramount to addressing our customers' needs.

a Scientific Advisory Board in 2010. Consisting of technology leaders from across Thermo Fisher and outside members who are global experts in healthcare and life sciences, this board will be important for enabling new breakthroughs by our customers in fields such as genomics, cancer research, cell biology and pathology.

The other key contributor to our growth is our investment to expand in emerging markets around the world, particularly Asia. With $1.3 billion of our revenues from that region in 2010, we have the largest presence in our industry. Looking back on Asia highlights for the year, we recorded significant sales in 2010 tied to government stimulus programs in Japan, where our analytical instruments are being used by the national police force in forensics identification. In India, we are serving the global pharmaceutical industry with our outsourcing logistics and packaging support for clinical trials. Our progress is especially impressive in China which, by the end of the year, represented our third largest country in terms of revenue, behind the U.S. and Germany. We now have more than 1,400 employees at our manufacturing and commercial sites in China, and recently opened our second customer demonstration and applications laboratory, in Beijing, and a new China Technology Center in Shanghai.

As China's economic focus evolves from infrastructure to the environment to public safety and healthcare, we are in an enviable position to support the region's continued development and growth. For example, we are providing radiation monitoring equipment for worker safety at nuclear power plants as China builds new capacity to meet growing energy demands. We are helping our customers in a range of industries set up new laboratories and establish supply chains through our Fisher Scientific channel. Our instruments and methods are playing a role in monitoring water and food supplies to ensure public safety after events such as the Qinghai Province earthquake and the threat of dioxin in imported animal feed. In life sciences and healthcare, we launched the first Chinese-language catalog to offer a comprehensive solution for cell therapy researchers, and introduced our biomarker test kits for detecting life-threatening blood conditions in patients being admitted to the hospital.

Depth of Capabilities

All of these developments highlight our depth of capabilities and demonstrate our unique value proposition for customers around the world. We made it easier for our customers to leverage the value we can offer by making significant investments in our thermoscientific.com and fishersci.com Websites. Our combination of best-in-class technologies and applications expertise is paramount to addressing our customers' needs, and we had many examples in 2010 of how this differentiated Thermo Fisher in the marketplace.

One is our relationship with major pharmaceutical provider Eli Lilly, where we took responsibility for clinical trials manufacturing, packaging and labeling operations at Lilly's Technology Center in the U.S. to speed the delivery of innovative medicines to patients and help reduce costs. Another is our work with the world's largest producer of coal, Shenhua, to build their research laboratory in China for the development of low carbon fuels that improve the quality of emissions from power plants. And, shortly after opening our Food Safety Response Center in Germany, we played an important role in helping laboratories around the world respond to the crisis in the Gulf of Mexico by implementing new testing methods based on our instruments, equipment and consumables to ensure that shellfish from the region was safe to eat. These examples clearly demonstrate how we fulfill our company's mission: to enable our customers to make the world healthier, cleaner and safer.

Innovation that Puts Our Customers First

The TSQ Quantum™ XLS gas chromatography-mass spectrometry system extends the use of advanced analytical technologies to routine applications such as food safety and environmental testing.





New assays and other consumables, coupled with high-volume sample processing equipment, such as our new centrifuge platform, create significant improvements in laboratory productivity.

Accelerating Our Investment in China

UV-Visible spectrophotometers are assembled in our Shanghai, China, facility, where we opened a China Technology Center dedicated to developing new products specifically for the local market.


EMERGING MARKETS

We constantly evaluate our global footprint to optimize our infrastructure for the greatest operating efficiencies.

Operational Excellence

Our ability to invest in technologies and markets is largely a result of our proven operating discipline, the second major driver of our strong EPS performance. Even though we ramped up our R&D spend and increased expenses in select geographic markets to support growth, we achieved a 12 percent increase in adjusted operating income year over year for 80 basis points of margin expansion. This was a result of setting the right priorities, managing expenses appropriately and then successfully executing our operating plans.

Through our deeply ingrained culture of productivity improvement – exemplified by our PPI (Practical Process Improvement) and PPI-Lean programs – we achieve the triple benefit of providing our customers with high-quality products and services, strengthening our performance on the bottom line and contributing to our cash flow. Our global sourcing programs, which are designed to mitigate the effects of inflation, generated more than $60 million in savings for us in 2010. These activities focus on aggregating our total spend, reducing our supply base, and leveraging online and low-cost-region sourcing opportunities.

In addition, we constantly evaluate our global footprint to optimize our infrastructure for the greatest operating efficiencies, giving us several levers we can adjust to changing market dynamics. We plan to continue our strong track record of operational excellence to drive margin expansion into 2011 and beyond.

Capital Deployment

Our third key contributor to EPS growth is the ability to leverage our strong balance sheet and effectively deploy our capital. We had a very productive year in that regard in 2010, deploying a total of $1.6 billion on complementary acquisitions and share buybacks.

We invested $600 million to complete 11 acquisitions that augment our existing capabilities in promising technologies and markets. Among the highlights during the year was Ahura Scientific, which added FT-IR and Raman spectroscopy technologies to our growing line of handheld instruments for rapid and definitive chemical identification of drugs or explosives in the field. Finnzymes and Fermentas extended our portfolio of reagents and other molecular and cellular biology tools for genomics research and PCR-based testing. We also strengthened our growing presence in Australia

COMPLEMENTARY ACQUISITIONS




Acquisitions increased our depth of capabilities across our portfolio, from PCR-based testing products in our specialty diagnostics business to handheld technologies in our analytical instruments business.

and New Zealand with the acquisition of that region's premier provider of laboratory chemicals and consumables, Lomb Scientific.

We capped off the year by announcing our acquisition of Dionex Corporation for $2.1 billion, which will create an industry-leading chromatography offering for our customers. Dionex's chromatography instruments, software and consumables, combined with our leading position in mass spectrometry, is a compelling technology offering for customers in applied markets, such as environmental, food safety and other industrial sectors. In addition, with more than one-third of their revenues in Asia-Pacific and other emerging markets, Dionex is a perfect fit with our strategy to expand in these high-growth regions.

We also significantly increased our return of capital to shareholders during the year in the form of share buybacks, spending just over $1 billion to repurchase nearly 21 million shares. At year end, we had $488 million remaining under our stock repurchase authorization, and we plan to continue to buy back our shares in 2011.

Employee Development

All of our accomplishments in 2010 were made possible through the determination of our employees. Our robust employee development process ensures that individual goals are directly aligned with the overall goals of the company, and our strong results show that the process works. Our 4-I values of Integrity, Intensity, Innovation and Involvement are the fabric of our culture and guide our interactions with our customers, and with each other, every day.

We continue to make significant investments in our people to maintain that vital competitive edge and strengthen our position as the Employer of Choice in our industry. For example, we added new programs across the company for career development and training. We launched a new global intranet platform, called iConnect, to foster greater collaboration among our employees and therefore create increased value for our customers. We also extended our philanthropic efforts with two major initiatives in 2010. One is a new Matching Gift Program that we are piloting to support employee charitable contributions in the U.S., and the other is our Community Action Councils that encourage involvement through local volunteer activities at some of our major locations around the world.

We've made great progress in 2010, and we have significant opportunities at hand to continue our growth momentum. Our past investments are paying off today, and those we are making now – in innovative technologies, emerging markets and our people – will generate excellent returns for us in the years to come. We continue to identify key opportunities that leverage our unique value proposition, and will continue to manage the business efficiently to fund the investments necessary to support them. Our overall strategy is clear: to accelerate EPS growth by generating top-line growth, expanding our margins and effectively deploying our capital. With a strong 2010 behind us and a proven strategy to guide us forward, we are well-positioned to achieve our ambitious goals for 2011 and beyond.

Thank you for your ongoing support of Thermo Fisher Scientific.

Sincerely,

Marc N. Casper
President and Chief Executive Officer
February 21, 2011

Consolidated Statement of Income

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude certain charges to cost of revenues, principally associated with acquisition accounting; significant acquisition-related transaction costs; restructuring and other costs/income; and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, costs associated with the early retirement of debt and debt facilities, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and the results of discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use the non-GAAP measure free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods, forecasts or to the performance of our competitors. The non-GAAP measures presented herein are not meant to be considered superior to or a substitute for our GAAP results.

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)	2010	2009	2008	2007
Consolidated Statement of Income (a) (b)				
Revenues	$ 10,788.7	$ 10,109.7	$ 10,498.0	$ 9,746.4
Costs and Operating Expenses:				
Cost of revenues (c)	6,215.1	5,960.3	6,167.6	5,820.3
Selling, general and administrative expenses (d)	2,389.4	2,196.6	2,213.7	2,099.7
Amortization of acquisition-related intangible assets	571.7	597.0	602.8	571.1
Research and development expenses	287.2	246.1	249.1	238.7
Restructuring and other costs, net (e)	60.4	60.8	35.4	42.2
	9,523.8	9,060.8	9,268.6	8,772.0
Operating Income	1,264.9	1,048.9	1,229.4	974.4
Interest and Other Expense, Net (f)	(100.3)	(121.8)	(101.4)	(113.8)
Income from Continuing Operations Before Income Taxes	1,164.6	927.1	1,128.0	860.6
Income Tax Provision (g)	(131.5)	(75.8)	(152.6)	(93.7)
Income from Continuing Operations	1,033.1	851.3	975.4	766.9
(Loss) Gain on Disposal of Discontinued Operations, Net (net of income tax provision of $1.5, $3.5 and $4.2 in 2010, 2008 and 2007, respectively, and income tax benefit of $0.6 in 2009)	2.5	(1.0)	5.5	(18.5)
Net Income	$ 1,035.6	$ 850.3	$ 980.9	$ 748.4
Earnings per Share from Continuing Operations:				
Basic	$ 2.56	$ 2.06	$ 2.33	$ 1.82
Diluted	$ 2.52	$ 2.01	$ 2.24	$ 1.73
Earnings per Share:				
Basic	$ 2.57	$ 2.06	$ 2.34	$ 1.77
Diluted	$ 2.53	$ 2.01	$ 2.25	$ 1.69
Weighted Average Shares:				
Basic	403.3	412.4	418.2	421.5
Diluted	409.4	422.8	434.7	443.6
Reconciliation of Adjusted Earnings per Share				
GAAP Diluted EPS (a)	$ 2.53	$ 2.01	$ 2.25	$ 1.69
Cost of Revenues Charges, Net of Tax (c)	0.03	0.01	0.00	0.07
Selling, General and Administrative Costs, Net of Tax (d)	0.01	0.00	0.00	0.00
Restructuring and Other Costs, Net of Tax (e)	0.10	0.10	0.06	0.06
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.91	0.91	0.89	0.82
Interest and Other Income, Net of Tax (f)	0.04	0.03	0.00	0.01
Income Tax Provision (g)	(0.04)	(0.01)	(0.06)	(0.07)
Discontinued Operations, Net of Tax	(0.01)	0.00	(0.01)	0.04
Adjusted EPS (b)	$ 3.57	$ 3.05	$ 3.13	$ 2.62

(DOLLARS IN MILLIONS)	2010		2009		2008		2007	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin								
GAAP Operating Income (a)	$ 1,264.9	11.7%	$ 1,048.9	10.4%	$ 1,229.4	11.7%	$ 974.4	10.0%
Cost of Revenues Charges (c)	16.0	0.2%	6.7	0.1%	1.5	0.0%	49.2	0.5%
Selling, General and Administrative Costs, Net (d)	3.0	0.0%	1.5	0.0%	—	0.0%	—	0.0%
Restructuring and Other Costs, Net (e)	60.4	0.6%	60.8	0.6%	35.4	0.3%	42.2	0.4%
Amortization of Acquisition-related Intangible Assets	571.7	5.3%	597.0	5.9%	602.8	5.8%	571.1	5.9%
Adjusted Operating Income (b)	$ 1,916.0	17.8%	$ 1,714.9	17.0%	$ 1,869.1	17.8%	$ 1,636.9	16.8%
Reconciliation of Free Cash Flow								
GAAP Net Cash Provided by Operating Activities (a)	$ 1,497.8		$ 1,659.2		$ 1,420.2		$ 1,483.5	
Net Cash Used in Discontinued Operations	0.7		1.1		1.6		1.7	
Purchases of Property, Plant and Equipment	(265.5)		(207.5)		(264.4)		(175.5)	
Proceeds from Sale of Property, Plant and Equipment	10.2		13.4		15.4		19.2	
Free Cash Flow	$ 1,243.2		$ 1,466.2		$ 1,172.8		$ 1,328.9	

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain charges/credits to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other income/expense and costs (see note (f) for details); the tax consequences of the preceding items and other tax items (see note (g) for details); and results of discontinued operations.

(c) Reported results include $11.4, $3.7, $1.0 and $48.3 in 2010, 2009, 2008 and 2007, respectively, of charges for the sale of inventories revalued at the date of acquisition and $4.6, $3.0, $0.5 and $0.9 in 2010, 2009, 2008 and 2007, respectively, of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations.

(d) Reported results in 2010 include $8.7 of transaction costs, net, primarily related to the acquisition of Dionex and $5.2 of revisions of estimated contingent consideration, primarily related to the acquisition of Ahura Scientific, offset in part by a $10.9 gain on settlement with product liability insurers. Reported results in 2009 include a charge of $1.5 for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a $1.9 gain primarily from settlement of certain product liability-related matters.

(e) Reported results include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2010, $17.0 of impairment of intangible assets associated with several small business units and a $6.0 loss on a patent infringement claim that arose at a business prior to its acquisition by the company; in 2009, a $7.4 gain on settlement of a pre-acquisition litigation-related matter and a $2.6 loss on an abandoned facility that was sold; in 2008, a $19.2 gain on pension plan curtailment, $7.0 of impairment of intangible assets associated with a small business unit, and a $5.0 loss on a pre-acquisition litigation-related matter; and in 2007, $8.0 of merger-related professional fees. These items are net of gains on the sale of businesses and product lines.

(f) Reported results in 2010 include $16.8 of losses on early extinguishment of debt and $7.7 of costs to obtain a short-term financing commitment related to the acquisition of Dionex. Reported results in 2009 include a $15.1 loss on early extinguishment of debt; $3.1 of impairment losses on investments resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods; and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity. Reported results in 2008 and 2007 include $9.8 and $4.5, respectively, of currency transaction gains associated with an intercompany financing transaction and $3.8 and $8.9, respectively, of losses from an other-than-temporary decline in the fair market value of available-for-sale investments.

(g) Reported income tax provision includes $232.9, $241.5, $222.0 and $239.1 of incremental tax benefit in 2010, 2009, 2008 and 2007, respectively, for the items in (b) through (f); in 2010, $6.4, net, of incremental tax benefit from resolution of tax audits and $11.0 of incremental tax benefit from adjusting the company's deferred tax balances as a result of changes in tax rates; $5.5 in 2009 of incremental tax benefit for reversal of a tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of changes in tax rates; and $27.9 and $31.6 in 2008 and 2007, respectively, of incremental tax benefit from adjusting the company's deferred tax balances as a result of changes in tax rates.

Shareholder Services

Shareholders of Thermo Fisher Scientific who desire information about the company are invited to contact the Investor Relations Department, Thermo Fisher Scientific Inc., 81 Wyman Street, Waltham, MA 02451, (781) 622-1111, or send an e-mail to investorrelations@thermofisher.com. Material of interest to shareholders is available from the company's Website at www.thermofisher.com, under "Investors."

Stock Transfer Agent

Thermo Fisher Scientific's stock transfer agent, American Stock Transfer & Trust Company, LLC, maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, (800) 937-5449. You may also send an e-mail to info@amstock.com, or visit the transfer agent's Website at www.amstock.com.

Annual Meeting

The annual meeting of shareholders will be held on Wednesday, May 25, 2011, at 1:00 p.m. at the Mandarin Oriental New York, 80 Columbus Circle at 60th Street, New York, NY.

Annual Report on Form 10-K

The accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2010, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission. Upon request to the Investor Relations Department, the company will furnish, without charge, any such exhibits as well as copies of periodic reports filed with the Securities and Exchange Commission.

Forward-Looking Statements

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims its obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A, in the accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Form 10-K

Thermo Fisher Scientific Inc. • 2010 Annual Report • Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010 or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8002

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its charter)

Delaware	04-2209186
(State of incorporation or organization)	*(I.R.S. Employer Identification No.)*
81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (781) 622-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 3, 2010, the aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $19,341,481,000 (based on the last reported sale of common stock on the New York Stock Exchange Composite Tape reporting system on July 3, 2010).

As of February 5, 2011, the Registrant had 390,607,016 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Sections of Thermo Fisher's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference into Parts II and III of this report.

THERMO FISHER SCIENTIFIC INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

THERMO FISHER SCIENTIFIC INC.

PART I

Item 1. Business

General Development of Business

Thermo Fisher Scientific Inc. (also referred to in this document as "Thermo Fisher," "we," the "company," or the "registrant") is the world leader in serving science. We enable our customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics.

In November 2006, Thermo Electron Corporation (also referred to in this document as "Thermo," which is the predecessor to Thermo Fisher) merged with Fisher Scientific International Inc. (also referred to in this document as "Fisher") to create Thermo Fisher. Thermo Fisher has approximately 37,200 employees and serves more than 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

We serve our customers through two principal brands, Thermo Scientific and Fisher Scientific:

- Thermo Scientific is our *technology* brand, offering customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Our portfolio of products includes innovative technologies for mass spectrometry, elemental analysis, molecular spectroscopy, sample preparation, informatics, fine- and high-purity chemistry production, cell culture, protein analysis, RNA-interference techniques, immunodiagnostic testing, microbiology, anatomical pathology, as well as environmental monitoring and process control.

- Our Fisher Scientific brand offers *choice* and *convenience*, providing a complete portfolio of laboratory equipment, chemicals, supplies and services used in scientific research, healthcare, safety and education markets. These products are offered through an extensive network of direct sales professionals, industry-specific catalogs, e-commerce capabilities and supply-chain management services. We also offer a range of biopharma services for clinical trials management, biospecimen storage and analytical testing.

In addition to the two principal brands, we offer a number of specialty brands that cover a range of consumable products.

We are continuously advancing the capabilities of our technologies, software and services, and leveraging our 10,500 sales and service personnel around the world to address our customers' emerging needs. Our goal is to make our customers more productive, and to allow them to solve their analytical challenges, from complex research and discovery to routine testing.

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980.

Forward-looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change, and readers should not rely on those forward-looking statements as representing the company's views as of any date subsequent to the date of the filing of this report.

A number of important factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, "Risk Factors" in Part I, Item 1A.

Business Segments and Products

We report our business in two segments: Analytical Technologies and Laboratory Products and Services. For financial information about segments, including domestic and international operations and export sales, see Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Analytical Technologies Segment

Through our Analytical Technologies segment, we serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries. This segment has three primary growth platforms – Analytical Instruments, Specialty Diagnostics and Biosciences – and provides a broad range of instruments, software and services, bioscience reagents and diagnostic assays to address various scientific, healthcare, environmental, and process optimization challenges in laboratories, manufacturing and the field.

- Analytical Instruments include scientific instruments used in the laboratory to analyze prepared samples, software interpretation tools and laboratory information management systems, environmental instruments, integrated systems, and services used in industrial environments, in the lab, and in the field for continuous environmental monitoring, safety and security applications; and process instruments, integrated systems, measurement solutions, and services used in process environments and in the field to enable real-time process control and optimization and materials analysis.

- Specialty Diagnostics products and services are used by healthcare and other laboratories to prepare and analyze patient samples to detect and diagnose diseases. Microbiology products include high-quality reagents and diagnostic kits used in the diagnosis of infectious disease or for testing for bacterial contamination to assure the safety and quality of consumer products such as food and pharmaceuticals.

- Biosciences products include leading reagents and consumables used in life science research, drug discovery and biopharmaceutical production.

Analytical Instruments

Scientific Instruments

Our scientific instrumentation and integrated software solutions are used primarily in laboratory and industrial settings and incorporate a broad range of capabilities for organic and inorganic sample analysis. We offer a portfolio of scientific instruments based on a range of techniques, including mass spectrometry (MS), chromatography and optical spectroscopy, which can be combined with a range of accessories, consumables, software, spectral reference databases, services and support to provide a complete solution to the customer. Mass spectrometry is a technique for analyzing chemical compounds, individually or in complex mixtures, by forming gas phase charged ions that are then analyzed according to mass-to-charge ratios. In addition to molecular information, each discrete chemical compound generates a fragmentation pattern that provides structurally identifiable information. Chromatography is a technique for separating, identifying and quantifying individual chemical components of substances based on physical and chemical

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characteristics specific to each component. Optical spectroscopy is a technique for analyzing individual chemical components of substances based on the absorption or emission of electromagnetic radiation of a specific wavelength of light, for example, visible (light), ultraviolet or infra-red. We complement our product technologies with laboratory information management systems (LIMS), chromatography data systems (CDS), database analytical tools, automation systems, and a broad portfolio of reagents and consumables from the rest of the company to deliver integrated work flow solutions that improve the quality and productivity of research.

Our instruments, software, and workflow solutions are used in a variety of regulated and unregulated industries in life sciences applications such as pharmaceuticals, biotechnology, clinical and food safety, in chemical and materials analysis applications such as environmental, petrochemicals, chemicals, semiconductor, steel and basic materials, and geology, as well as in academic and government research. To support our global installations, we provide implementation, validation, training, maintenance and support from our large global services network.

Life Science Mass Spectrometry (LSMS). The company's Life Sciences Mass Spectrometry product line features high performance instrumentation for a wide spectrum of markets and applications. The triple quadrupole, ion trap and hybrid mass spectrometry (LC/MS/MS) product lines offer tiered portfolios for both qualitative and quantitative analysis across a broad range of markets including pharmaceutical, academic research, clinical research, food safety, environmental and toxicology markets. Applications range in complexity from routine compound identification in regulated fields such as food safety and environmental screening, to sophisticated analysis of low-abundance components in complex biological matrices.

Our triple quadrupole portfolio provides high performance quantitative analysis of chemicals in biological fluids, environmental samples and food matrices. Applications for the pharmaceutical industry include the targeted quantitation of drug candidates in discovery absorption, distribution, metabolism and excretion (ADME) studies, and in support of development phase clinical trials where sensitivity, specificity, precision and accuracy are requirements for submission of pharmacokinetic data for regulatory approval. The triple quadrupole portfolio is also used for targeted analysis of pesticides and food contaminants to support regulatory requirements.

Our ion trap portfolio includes instruments and software for in depth structural analysis of large bio-molecules, such as proteins, to structural characterization of small molecules, such as drugs and drug metabolites.

Hybrid mass spectrometers combine linear ion trap technology, Fourier Transform Ion Cyclotron Resonance Mass spectrometry (FTICR) and Orbitrap technology, providing high resolution and accurate mass capabilities in a single mass spectrometry system. The combination of two powerful capabilities permits sensitive and accurate identification of compounds in complex matrices. Our Hybrid mass spectrometers are suited for analysis of complex biological problems such as cellular pathway analysis, investigation of protein sequence modifications, biomarker discovery for potential disease markers, evaluation of complex metabolomic systems, and metabolite identification because of their enhanced selectivity capabilities from high resolution and accurate mass.

Inorganic Mass Spectrometry (IOMS). Inorganic MS products are comprised of four product segments: Isotope Ratio Mass Spectrometry (IRMS), Multi-Collector Mass Spectrometry (MC-IRMS), Inductively Coupled Plasma Mass Spectrometry (ICP-MS) and High Resolution Trace Mass Spectrometry (HR Trace-MS). IOMS products are primarily used for qualitative and quantitative analysis of inorganic matter in a range of applications including environmental analysis, materials science, climate research, earth science as well as nuclear safeguard and fuel control. All of our IOMS products are based on sophisticated magnetic sector mass spectrometers, which are customized to meet the needs of a broad range of applications.

In addition, we supply a range of sample preparation and separation product-lines for mass spectrometry including auto-samplers, liquid and gas chromatography instruments and columns, and multi-plexing systems.

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Liquid Chromatography. Liquid Chromatography (LC) is a separation technique that analyzes complex sample matrices in liquids. Our HPLC (High Pressure Liquid Chromatography) systems and UHPLC (Ultra High Pressure Liquid Chromatography) systems offer high throughput and sensitivity in the analysis of liquid samples. They are sold either in stand-alone configurations or as systems-integrated with our mass spectrometers (LC-MS and LC-MS/MS). Our nanoHPLC systems are typically used to separate components of very small biological samples for further analysis with ion trap or hybrid mass spectrometers. The company also has a fast scanning single quadrupole LC-MS system used primarily in pharmaceutical laboratories, providing chromatographers the ability to complete routine LC analysis with real-time mass confirmation. These products utilize our comprehensive line of HPLC columns.

Gas Chromatography. Gas chromatography (GC) is a separation technique that analyzes complex sample matrices in gases. GC comprises both separation and detection technology. Separation technology is common to all gas chromatography analyzers, and is paired with either a conventional detector (GC) or with different types of mass spectrometers (GC-MS). Thermo Scientific's gas chromatographs (GCs) include a full range of detectors, injectors, and valve systems for chemical and petrochemical analysis, and its GCxGC product is used for analysis of target compounds in complex matrices. Our GC-MS offering includes a triple stage quadrupole GC-MS, for routine analysis of pesticide residues in food; a single stage quadrupole MS for quantitative product screening of environmental and toxicology samples; and an ion trap MS for analysis of target components in complex matrices. We also offer a wide range of auto samplers that fully automate GC or GC-MS analysis.

Molecular Spectroscopy. Thermo Fisher's molecular spectroscopy products are divided into four primary techniques: Fourier transform infrared (FT-IR), Raman, Near-infrared (NIR) and ultraviolet/visible (UV/Vis) spectroscopy. All four techniques provide information regarding the structure of molecules and hence provide the means for the identification, verification and quantification of primarily organic materials. The instrumentation comprises interferometric and dispersive spectrometers combined with software that extracts both qualitative and quantitative information from the raw data. The major applications are found in pharmaceutical, biotechnology, polymer, chemical and forensic sciences. The instrumentation is used in research, analytical services and quality control laboratories. Near-infrared spectroscopy is used in both laboratory QC and process control applications, making it a technique well-suited for process analytical technology (PAT).

Bulk Elemental Analysis. Thermo Fisher provides a full range of instrumentation for elemental analysis of bulk materials such as metals, cement, minerals and petrochemicals using X-ray fluorescence (XRF), X-Ray diffraction (XRD) and arc spark optical emission (OES) techniques. Our OES product line is ideal for use in process/quality control for the direct, elemental analysis of solid metals.

Our benchtop and standalone XRF systems for analysis of conductive or non-conductive solids and liquids are used in many industrial and research laboratories, for monitoring of specific elements in oils, polymers, cement or quarry materials to the full analysis of glasses, metals, ores, refractories and geological materials. Our XRD equipment allows analysis of phases or compounds in crystalline materials. Both XRF and XRD techniques are integrated into one instrument to provide total analysis capabilities to the cement, metals and mining industries.

Trace Elemental Analysis. Thermo Fisher offers a line of elemental analysis instrumentation for the analysis of trace concentrations of elements in liquid and solid samples. Our atomic absorption (AA) instruments and inductively coupled plasma (ICP) spectrometers are used for trace elemental analysis of liquid samples in environmental, petrochemical, food safety, metallurgical, geochemical and clinical/toxicology applications. These products are widely used in growth markets such as China, India and Latin America and support compliance with increasingly stringent international environmental and consumer safety regulations.

Surface Analysis. The principle technique of the surface analysis product range is X-ray Photoelectron Spectroscopy (XPS). XPS provides detailed quantitative information about the chemical composition of solid surfaces

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and interfaces. The product line features fully integrated instruments, designed for rapid throughput of samples, as well as user configured systems and component options. The extreme surface sensitivity of XPS makes it directly applicable to the development of new materials whose surfaces are chemically engineered on the nanometer scale. The application field for XPS is wide and varied. XPS is commonly used in the semi-conductor, metals, coatings and polymer industries as a product development and failure analysis tool.

Microanalysis. Thermo Fisher provides a range of energy-dispersive and wavelength-dispersive x-ray detectors for electron microscope users that transform the electron microscope from an imaging tool into an analytical instrument. These detectors make it possible to rapidly and accurately analyze the elemental distribution of a sample at resolutions down to the nanometer scale.

Laboratory Automation Solutions. Thermo Fisher is a supplier of automation systems that provide solutions for the drug discovery and cell research market. Our key technologies include automated storage and incubation, integration platforms, robotics and software. Precise and reliable motion control is achieved through state-of-the-art robotics that improve throughput and walk-away time.

Informatics. Thermo Fisher develops and provides laboratory information management systems solutions that provide application-specific, purpose-built functionality in software targeted for certain industries. These industries include pharmaceutical, petrochemical, chemical, food and beverage, metals and mining, environmental and water/wastewater, as well as government and academia. Thermo Fisher is a leader in developing commercial-off-the-shelf solutions designed for specific industry applications.

Environmental Instruments

Our environmental analysis instrumentation offers innovative technologies that are used for complying with government regulations and industry safety standards, or to analyze, measure or respond to a hazardous material situation. Our instruments include portable and fixed instrumentation used to help our customers protect people and the environment, with particular focus on environmental compliance, product quality, worker safety and security. Key end markets include coal, fossil fuel and nuclear-powered electric generation facilities, industrial markets such as pulp and paper and petrochemical, water and wastewater municipalities, federal, state and local agencies, general commercial and academic laboratories, and transportation security for sites such as ports and airports. Our instrumentation is used in three primary applications: air quality monitoring and gas detection, water quality testing and monitoring and radiation measurement and protection.

Air Quality Monitoring and Gas Detection. We are a leader in air quality instruments for ambient air and stack gas emissions monitoring. Our primary customers and markets include environmental regulatory agencies responsible for providing gaseous and particulate pollutant air quality data and combustion based industrial operations such as power generation complying with governmentally mandated emissions standards. Additionally, we manufacture a broad range of portable and stationary particulate and gas detection monitoring instruments used by industrial hygienists, first responders and homeland security personnel for worker exposure protection.

Our gas detection instruments utilize a broad range of optoelectronic technologies to detect criteria pollutants such as nitrogen oxide at the parts-per-trillion level. We offer a comprehensive range of continuous particulate monitors for use in ambient air monitoring networks using technologies such as tapered element oscillation microbalances, beta attenuation and light scattering. We complement our market leading instrumentation with customized Continuous Emission Monitoring Systems (CEMS), offering both hardware and complete solutions along with integration, installation, support, commissioning, certification and training services.

Water Quality Testing and Monitoring. Our water quality products include high-quality meters, electrodes and solutions for the measurement of pH, ions, conductivity, dissolved oxygen, turbidity and other key water parameters.

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Our meters, monitors, electrodes and solutions are sold across a broad range of industries. Based upon electrochemical and optical sensing technologies, these products are used for laboratory, field and process applications wherever the quality of water and water-based products is critical. Primary applications include quality control and assurance, environmental testing and regulatory compliance in markets such as water and wastewater, food and beverage, chemical, pharmaceutical, education and power generation.

Radiation Measurement and Protection. Our radiation measurement, protection and security instruments are used to monitor, detect and identify specific forms of radiation and trace explosives in nuclear power, environmental, industrial, medical and security applications. In the nuclear power market, our products are used by employees to monitor exposure, detect personal and asset contamination as well as monitor the interior and exterior environment. Our industrial applications include metal recycling, x-ray, and neutron generation, while our security applications are focused on scanning suspect cargo, vehicles and people and identifying the source radiation across a wide array of applications globally.

Process Instruments

Our Process Instruments products include instrument solutions and services that provide our customers with real-time data that help them improve product quality, increase process efficiency, increase product yield, reduce production downtime, reduce raw material waste and enhance security. Our products are typically used in mission-critical manufacturing applications that require high levels of accuracy, reliability and robustness. We serve a wide variety of global industries including oil and gas, petrochemical, pharmaceutical, food and beverage consumer products, power generation, metal, cement, minerals and mining, and semiconductor. Our major areas of expertise include online elemental analysis, handheld elemental and optical analysis, flat sheet thickness measurement, in-motion weighing and monitoring, rheological and thermal analysis, contaminant detection in packaged materials and flow, level and density measurement. Our Process Instruments include seven principal product lines: materials and minerals, portable elemental analysis, portable optical analysis, process systems, product inspection, material characterization and compliance testing.

Materials and Minerals. Our materials and minerals product line includes online bulk material analysis systems for the coal, cement, minerals and other bulk material handling markets. These products employ ultrahigh-speed, non-invasive measurement technologies that use neutron activation and measurement of gamma rays to analyze, in real time, the physical and chemical properties of raw material streams. This eliminates the need for off-line sampling, and enables real-time online optimization, for instance, allowing the customer to optimally blend raw materials to control sulfur and ash in coal fired utilities. Our gauging products are used online to measure the total thickness, basis weight and coating thickness of flat-sheet materials, such as metal strip, plastics, foil, rubber, glass, paper and other web-type products. Our gauging line uses ionizing and non-ionizing technologies to perform high-speed, real-time, non-invasive measurements. We also provide process control instruments that monitor nuclear flux inside a reactor, helping our nuclear power customers operate their plants in a safe and optimal manner. Our bulk weighing and monitoring products such as belt scales, weighbelt feeders, flow meters, safety switches, gauges and detectors enable high speed weighing of bulk materials, solids flow monitoring, level measurements, personnel safety, moisture analysis, and spillage prevention for a wide variety of processing applications in the food, minerals, coal, cement and other bulk solids handling markets.

Portable Elemental Analysis. Our line of portable XRF elemental analyzers are state-of-the-art handheld instruments offering real time high-performance analysis. The product platform is designed for the rapid on-site testing of metals for numerous industrial applications, including mining, coatings, precious metals and powder samples. Our product offering is tailored for specific market applications through a combination of instrument calibrations, x-ray sources and detectors to best match the desired speed and sensitivity of the analysis. The instruments are used for the analysis of metal alloys for positive material identification, scrap metal recycling, quality assurance/quality control

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(QA/QC) and precious metals analysis, as well as analysis of soils and sediments, environmental monitoring, lead screening in consumer products, lead in paint assessment, geochemical mapping and coatings/plating analysis.

Portable Optical Analysis. Our line of portable optical analyzers are rugged, handheld spectrometers designed for rapid and precise chemical identification, authentication and screening directly at the point of need. These portable analyzers use vibrational spectroscopy— Raman, FTIR and NIR—for quick and accurate identification of substances. First responders, law enforcement and military personnel use our analyzers for chemical and explosives identification in critical safety and security situations. In aviation security, particularly at checkpoint screening, our analyzer enables rapid liquid threat screening. Other applications include quality control and assurance for pharmaceutical and consumer health raw materials, identification of counterfeit and substandard drugs, and industrial processing, such as plastics and carpet recycling and food and agriculture analysis.

Process Systems. Our process systems products help oil and gas, refining, steel and other customers optimize their processes. These instruments provide measurements that help improve efficiency, provide process and quality control, maintain regulatory compliance and increase worker safety. For instance, our gas flow computers support custody transfer applications in the production and transmission of natural gas; our nuclear interface level gauge is used in extremely harsh coker applications for petroleum refining; our moisture online analyzer helps our customers measure moisture in extreme applications like coke used in metal foundries, and our line of process mass spectrometers helps our customers detect minute constituents in process gases. These systems provide real-time direct and remote data collection, analysis and local control functions using a variety of technologies, including radiation, radar, ultrasonic and vibration measurement principles, gas chromatography and mass spectrometry. Our online sulfur analyzer products, based on pulsed UV fluorescence technology, are used by refiners to bring clean fuels to consumers and in the petrochemical environment, including flare gas composition and catalyst protection.

Product Inspection. Our product inspection solutions serve the food and beverage, and pharmaceutical packaging industries. For the food and beverage and pharmaceutical markets, we provide solutions to help our customers attain safety and quality standards. Based on a variety of technologies, such as X-ray imaging and ultratrace chemical detection, our products are used to inspect packaged goods for physical contaminants, validate fill quantities, or check for missing or broken parts. For example, our line of metal detectors uses non-invasive, high-speed, magnetic flux technology to inspect packaged products; our line of checkweighers uses load cell technology to weigh packages on high-speed packaging lines; our line of inspection systems uses X-ray imaging to enable our customers to inspect canned or bottled beverages at very high speeds.

Material Characterization. Our material characterization product lines include instruments that help our customers analyze materials for viscosity, surface tension and thermal properties. Our products accurately and flexibly measure a wide range of rheological properties in the lab and in process applications. These measurement platforms use open standards and have the ability to connect to a range of sensors and systems. Our extruders and blenders address R&D, small-scale production, quality control and pharmaceutical needs. Single screw and twin screw process extruders with measuring capabilities are used in lab and pilot scale tests for compounding and processing of polymers and ceramics. In the pharmaceutical markets, our products are used for quality control of the continuous mixing process.

Compliance Testing. Our compliance testing product lines provide simulation and verification equipment for electronic components and systems. Based on pulsed EMI (Electromagnetic Interference) technology, our products provide testing of electromagnetic compatibility, electrostatic discharge and transmission line pulse for original equipment manufacturers in the semiconductor market and independent testing labs.

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Services

We provide a complete portfolio of services and management solutions designed to help our customers improve productivity, reduce total cost of ownership of analytical instruments and ensure compliance. From instrument and equipment acquisition to disposition, we provide an extensive global service network to support our installed base of instruments.

From instrument support plans, preventive and corrective maintenance to instrument qualifications, our product services are designed to remove the hassle and worry from instrument maintenance allowing our customers to focus on their goals while increasing positive results in the lab. Furthermore, our parts, accessories, software and instrument upgrades provide our customers with the tools necessary to improve productivity and quality. In addition, our multi-vendor laboratory instrument services provide our customer complete laboratory support. Certified and experienced multi vendor service engineers provide instrument qualifications, preventive and corrective maintenance, validation, regulatory compliance and metrology services allowing our customer to expand our high quality cost effective instrument support throughout their operations.

We also provide our customers enterprise management solutions that streamline the services processes, increase operational efficiencies while reducing expenses and decreasing total cost of ownership. With integrated capabilities consisting of equipment maintenance management, physical inventory tracking and enterprise-wide maintenance reporting, coupled with direct and multi-vendor service capabilities, our asset management solutions are customizable to meet the business needs of our customers. Our asset management solutions business proactively manages all of our customers' instruments and equipment so they have visibility to all of their assets and gain assurance that services are being delivered and performed on time.

Specialty Diagnostics

Our Specialty Diagnostics products and services are used by healthcare laboratories in hospitals, academic and research institutes, to prepare and analyze patient samples such as blood, urine, body fluids or tissue sections, to detect and diagnose diseases, such as cancer. We also provide diagnostic testing services for certain neurological, renal and endocrine disorders to physicians, hospital laboratories and reference laboratories.

Microbiology

Our Microbiology offerings include high-quality microbiology laboratory products, including dehydrated and prepared culture media, collection and transport systems, diagnostic and rapid direct specimen tests, quality-control products and associated products for the microbiology laboratory. Our products focus on aiding customers in the diagnosis of infectious disease, implementing effective infection control programs or in detecting microbial contamination of their products or manufacturing facilities.

These products are used by microbiologists worldwide to grow and identify bacteria and to detect viruses and parasites. Within the clinical field, these products are used to facilitate a rapid and accurate diagnosis of infectious disease, to determine appropriate antimicrobial therapy and to aid in the implementation of infection control programs. Key clinical customers include hospitals, public health and reference laboratories, clinics and physician offices. Within the food and pharmaceutical industries, our products are used to assure the safety and quality of consumer products by monitoring production environments, raw materials and end products for bacterial contamination. Industrial customers are comprised of quality control and quality assurance functions within food, beverage, personal care, pharmaceutical and biotech companies.

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Clinical Diagnostics

Our clinical diagnostics products include a broad offering of liquid, ready-to-use and lyophilized immunodiagnostics reagent kits, calibrators, controls and calibration verification fluids. In particular, we provide products used for drugs-of-abuse testing; therapeutic drug monitoring, including immunosuppressant drug testing; thyroid hormone testing; serum toxicology; clinical chemistry; immunology; hematology; coagulation; glucose tolerance testing; monitoring and toxicology; first trimester screening, tumor markers testing and biomarkers testing for sepsis, acute myocardial infarction and congestive heart failure. We also private label many of our immunoassay reagents and controls for major in-vitro diagnostics companies through OEM arrangements. In many instances, we will work with customers or partners to develop new products and applications for their instrument platforms.

We have developed one of the broadest menus for drugs-of-abuse immunoassays, including those for newer drugs such as Oxycodone, Heroin Metabolite and Buprenorphine. We also offer a line of immunosuppressant drug immunoassays that can be used on a variety of clinical chemistry analyzers.

Our clinical chemistry systems include analyzers and reagents to analyze and measure routine blood and urine chemistry, such as glucose and cholesterol; and advanced testing for specific proteins, therapeutic drug monitoring and drugs-of-abuse. Our diagnostic test range currently covers approximately 80 different validated methods. We also provide pre- and post-analytical automation for preparation of blood specimens before and after analysis.

In addition to our own sales channels, our laboratory automation systems are distributed by some of the leading diagnostic manufacturers, such as Ortho-Clinical Diagnostics. We are also a provider of specialty diagnostic tests based on patented biomarkers for sepsis, cardiovascular and pulmonary diseases, as well as intensive care treatments and prenatal screening.

Anatomical Pathology

We provide a broad portfolio of products primarily for cancer diagnosis and medical research in histology, cytology and hematology applications. These products include a wide range of instruments, consumables and reagents for specimen collection and transport, tissue preparation, staining and immunohistochemistry assays and controls. Reagent and consumable products include sample collection and preservation products used to ensure specimen integrity, tissue cassettes and reagents necessary for same-day, high-quality specimen processing, blades and paraffin used to section tissue, and a wide range of leading stains. Also included are a full line of immunohistochemistry antibodies, detection systems, ancillaries and controls.

We also provide a complete range of anatomical pathology instruments including cassette and slide labeling systems, which enable on-demand slide and cassette printing, tissue processors for same-day tissue-processing, superior reagent management and higher lab efficiency, embedding stations, microtomes and cryostats used to section tissue, automated staining and cover slip systems used for primary and immunohistochemistry staining. In cytology, we offer low-speed centrifugation technology coupled with patented EZ cytofunnels to deposit a thin layer of cells onto a microscope slide to ensure better cell capture and better preservation of cell morphology.

Our key customers include independent and hospital-based diagnostic laboratories engaged in the diagnosis of cancer, medical universities, as well as pharmaceutical and biotech research institutions.

Thermo Fisher manufactures high-quality flat-sheet glass to produce medical disposable products such as microscope slides, plates, cover glass and microarray substrates serving the medical, diagnostics and scientific communities. We also offer specialized hydrophobic, adhesive and fluorescent slides through proprietary coating techniques.

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Biosciences

Our broad range of Biosciences products and services includes fine and high-purity chemistry products; nucleic acid synthesis reagents; high-performance polymerase chain reaction (PCR) reagents and related products; enzymes, reagents, kits and other consumables for molecular biology; RNA interference (RNAi) and other gene-modulation and gene-expression reagents; high-quality antibodies; proprietary protein analysis reagents and kits; high-content screening and analysis products; cell-culture products and sterile bioprocessing systems. These products are used across the general chemistry and life sciences arenas primarily for scientific research, drug discovery, diagnostics, as well as biopharmaceutical research and production.

Life Science Research

Our Life Science Research products provide innovative technologies, services and support to our global research and business partners. Focusing on genomics, proteomics and cell biology applications, these products are used in academic, government, diagnostic, biotechnology and pharmaceutical laboratories globally to understand biological processes and the basis of human diseases and to shorten the drug discovery and development process.

Our Genomics products are focused on gene silencing, gene expression and nucleic-acid amplification and detection. Our gene modulation product lines include synthetic small interfering RNA and viral vectors containing short hairpin RNA for gene silencing and complementary DNA vectors for gene expression. Together these technologies allow researchers to control the expression of specific genes in order to understand their function. Our PCR, reverse transcription-PCR and real-time quantitative-PCR reagents include a proprietary line of high-performance DNA polymerases. Scientists use these products along with PCR reaction plates and sealing products to amplify and measure nucleic acids with high precision and sensitivity, enabling them to gain a better understanding of the control mechanisms inside a cell. Our broad offering for molecular and cellular biology also includes high-quality restriction and modifying enzymes, molecular weight markers and reagents for nucleic-acid purification. We supply a number of stock and custom products through business-to-business relationships including high purity RNA and DNA synthesis reagents, high purity nucleotides, novel fluorescent dyes, dye-labeled compounds, customized PCR plastics and other molecular biology reagents. Our synthesis products are used by oligo nucleotides manufacturers in both research and the rapidly emerging nucleic-acid therapeutic markets. Our Genomics offering also has a wide range of highly advanced services including genome-wide RNAi screening, RNAi *in vivo* technology development, high-content screening and cell line development, micro RNA profiling and custom chemical synthesis.

Our Proteomics products enable the effective and efficient study of the biology of proteins and offer cell-based assays and services for high-content pathway analysis. Scientists use our reagents and kits for protein purification, protein detection and quantitation, protein sample preparation, protein labeling, and protein-interaction and related studies. These products provide scientists with new capabilities and help them achieve sensitive and accurate results more efficiently. Our extensive offering includes more than 30,000 high-quality antibodies, peptides and proteins, including many antibodies labeled with novel fluorescent dyes. Complementing the company's technology leadership in mass spectroscopy, some of our products support a complete protein analysis workflow in MS analysis, including innovative stable isotope-based reagents. Our specialized reagent kits and assays are powerful tools for fluorescent cell-based screening and analysis of specific molecular targets and biological parameters. Together, they comprise a wide range of high-content analysis and high-content screening assays.

Our Cellomics business provides leading technologies and products to advance cell science research, including complete systems for high-content imaging of cells, tissues and whole organisms. This total platform includes automated imaging instruments, image analysis software, data management and bioinformatics software, coupled with reagents, cell-culture media, sera and specialty media formulations, along with laboratory automation and services. This offering provides the life science researcher with a quantitative, automated approach to understanding the biology of cells, including stem cells and cell systems, supporting all aspects of the drug discovery process as well as academic and systems biology research.

BioProcess Production

Our BioProcess Production offerings include cell-culture and bioprocessing products used in the production of animal and human viral vaccines, monoclonal antibodies, protein-based therapeutics and wound healing. These products and technologies continue to lead the industry in innovation and quality, encompassing preeminent cell-culture products (sera, classical media, serum-free and protein-free media, and process liquids) and bioprocessing systems, including flexible, single-use BioProcess Container systems, which are sterile, disposable bags specifically designed for transporting, mixing, dispensing, and storing sterile liquids and powders. In particular, the innovative Single-Use Bioreactor (SUB) product line offers a single-use alternative to conventional stirred tank bioreactors currently used in animal cell culture. The SUB emulates the scalability and operating parameters of the conventional stirred tank bioreactors yet is disposable, offering numerous process and regulatory advantages. The rapid acceptance of this technology is changing the landscape of the bioprocessing industry. These products are used in industrial and academic research markets for biotherapeutic discovery, cellular interaction studies, toxicity testing, antiviral and anticancer studies, as well as in biopharmaceutical manufacturing processes, where they have been specifically qualified for use in bioscience applications in the biopharmaceutical, biotechnology and diagnostic industries.

Global Chemicals

Our Global Chemicals products provide solutions for chemistry-based applications to scientists involved in analysis, research and development, and manufacturing — primarily in the pharmaceutical, life sciences and high technology markets. We offer reliable, industry leading products and services through internal expertise and through partnerships with leading providers of chemical technology. We deliver these products and solutions through our extensive global distribution network. Our broad portfolio includes organic chemicals used in basic research applications to synthesize new materials. We also provide a comprehensive line of essential laboratory chemicals used by scientists to purify, extract, separate, identify and manufacture products. Our broad range of bioreagents is used in many different applications, from cell growth to detailed protein analysis. In addition, our offering of novel chemical building blocks, reactive intermediates and screening libraries are used by medicinal and organic chemists to accelerate drug discovery. We also provide bulk volumes of many of our products when customers scale up from research to development.

Laboratory Products and Services Segment

Through our Laboratory Products and Services segment, we offer a combination of products and services that allows our customers to engage in their core business functions of research, development, manufacturing, clinical diagnosis and drug discovery more accurately, rapidly and cost effectively. We serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries. This segment has three primary growth platforms – Laboratory Products, Customer Channels and BioPharma Services – and provides products and integrated solutions for various scientific challenges that support many facets of life science research, clinical diagnosis and workplace safety. Specifically, our Laboratory Equipment products consist primarily of sample preparation, controlled environment storage and handling equipment as well as laboratory workstations; our Laboratory Consumables include consumables, tubes and containers for sample preparation, analysis and sample storage. Our Research Market Channel offers a wide variety of proprietary and third-party chemicals, instruments and apparatus, liquid handling pumps and devices, capital equipment and consumables; our Healthcare Market Channel offers proprietary and third-party analytical equipment, diagnostic tools and reagents and consumables; our Safety Market Channel offers proprietary and third-party workplace and first responder equipment, protective gear and apparel; and our BioPharma Services offerings include packaging, warehousing and distribution services, labeling, pharmaceutical and biospecimen storage, and analytical laboratory services primarily in the area of drug discovery and pharmaceutical clinical trials.

In the Research Market Channel, the Fisher Scientific catalog has been published for over 100 years and is an internationally recognized scientific supply resource. In the Research, Healthcare and Safety Market Channels, we publish more than 3 million copies of our various catalogs each year in eight different languages. Our e-commerce product references are showcased by our website, www.fishersci.com, which is a leading e-commerce site supporting the scientific research community. The website contains full product content for more than 390,000 products. We maintain an international network of warehouses in our primary markets through which we maintain inventory and coordinate product delivery. With specialized product vaults and temperature controlled storage capacity, we are able to handle the complete range of products we offer to our customers. Our transportation capabilities include our dedicated fleet of delivery vehicles as well as parcel shipping capabilities that are closely integrated with our third-party parcel carriers. Throughout the product delivery process, we provide our customers with convenient access to comprehensive electronic systems allowing for automated catalog search, product order and invoicing and payment capabilities.

We deliver our products through third-party carriers and our dedicated fleet of delivery vehicles. Third-party carriers include UPS, Federal Express, DHL and other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service.

Laboratory Products

Laboratory Equipment

Our Laboratory Equipment products and integrated solutions are used primarily by pharmaceutical companies for drug discovery and development, and by biotechnology companies and universities for life science research to advance the prevention and cure of diseases and enhance the quality of life.

We provide a broad range of equipment that is used for the preparation and preservation of chemical and biological samples, primarily for pharmaceutical, academic, clinical and government customers. Products include incubators that are used in biological experiments to allow growth of cells and organisms in optimal conditions of temperature, carbon dioxide and humidity.

We are leaders in cold temperature storage equipment, ranging from laboratory refrigerators and freezers to ultralow temperature freezers and cryopreservation storage tanks, which are used primarily for storing samples in a cold environment to protect from degradation. These systems may be customized to accommodate specific equipment, allowing reactions (such as chromatography) to be run under low-temperature conditions.

We also offer a wide range of centrifuges, which are used to separate biological matrices and inorganic materials. Our microcentrifuges are primarily used for the purification of nucleic acids in the molecular biology laboratory, our general use benchtop centrifuges are suitable for processing clinical samples such as blood and urine, and our floor models are used for large volume blood processing or in laboratories with high-throughput needs. Our super-speed and ultra-speed models are used for applications such as protein purification.

Our biological safety cabinets enable technicians to handle samples without risk to themselves or their environment and without risk of cross-contamination of samples. Equipped with filtered air ventilation, controlled laminar flow and an ultraviolet source, biological safety cabinets can be used for tissue culture, IVF, infectious samples, forensic analysis or bioterrorism research.

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We offer a wide variety of microplate instruments for drug discovery, assay development, enzyme linked immunosorbent assay and applied testing markets. Our portfolio includes microplate detection instruments, multichannel reagent dispensing, magnetic particle purification systems, microplate washer and incubation equipment. Microplate detection instruments include UV, fluorescence, luminescence and multimode reader technologies. These instruments are designed for the analysis and optimization of assays, such as binding assays; absorption, distribution, metabolism and excretion toxicity; molecular biology assays; enzyme kinetic studies; ion-channel; and cell signaling assays. Multichannel reagent dispensing is critical to the efficiency and reproducibility of assays and we offer a flexible sample preparation system to meet the stringent requirements of reagent dispensing in pharmaceutical and biotechnology laboratories. We provide products for the purification of proteins, nucleic acids and cells in a convenient, rapid and reproducible manner using a patented magnetic particle method. The system consists of instruments, specially designed plastics and software to provide a total purification solution for customer applications.

We offer a variety of other laboratory products such as water purification systems, chillers, shakers, stirrers, hotplates, water baths, ovens, furnaces, vacuum concentrators and in a range of sizes, temperatures and configurations for life science, analytical chemistry, manufacturing and quality control applications where temperature uniformity and control are critical.

We supply internet, phone and field technical support and service for laboratory equipment including installation, maintenance, repair and training on a worldwide basis via a network of internal phone support technicians and field-based service technicians as well as third-party service providers.

Laboratory Consumables

We manufacture and sell solutions consisting of plastics and glass consumables and related equipment to entities enhancing their scientific research, including drug discovery and development, quality and process control, clinical and basic research and development. The product configurations, material choice, surface treatments and cleaning methods are specifically selected to meet the demands of a vast array of life science applications. Our broad portfolio of laboratory consumables provides quality products that range from sample collection and preparation to sample handling and analysis.

Our scalable cell culture platforms are used for life science research, analysis and discovery. We offer a broad range of surface technologies to meet the different application needs from traditional stem cell to Human stem cell lines. We provide a complete range of cell culture products from laboratory research to production scale. Our formats include chamber slides, dishes, multidishes, flasks and gas permeable technologies. We also offer a complete line of serological pipettes and conical tubes to address sample handling within the cell culture process. Our cell factory product line and roller bottles are widely used in the manufacture of vaccines and biotherapeutics.

We have a full line of centrifugation consumables for applications ranging from sample preparation though downstream bioprocessing. Additionally, we manufacture sample storage vials and organization systems for ultralow temperature and cryogenic storage that offer specific products for low protein binding and low DNA binding functionality. We offer a wide selection of containers for packaging of life science and diagnostic reagents as well for the storage and transport of bulk intermediates and active pharmaceutical ingredients. Many of our containers are produced in ISO Class 7 Cleanrooms and carry specific certifications to meet increasing industry requirements.

We are a leading manufacturer of laboratory pipette tips and offer a complementary range of handheld and automated pipetting systems. This offering satisfies the liquid handling demands from low (manual) through high (automated) throughput levels. This diverse product portfolio is designed to optimize productivity, ergonomics, and ensure accurate results. Our detection instruments portfolio includes microplate readers, washers, purification systems, and PCR and qPCR instruments. These instruments offer researchers in the fields of cancer research, drug development, proteomics and genomics efficiency, high quality performance and accurate results.

Item 1. Business (continued)

We offer a complete selection of clinical specimen collection, Drug of Abuse collection kits and environmental and food safety glass and plastic vials, bottles and containers. We are a market leader in the manufacture of plastic transfer pipettes and general purpose clinical laboratory consumables. We also offer containers for breast milk collection, storage and feeding primarily used in neo-natal units and by lactation specialists.

We provide chromatography consumables for both liquid and gas chromatography including HPLC columns, GC columns, fittings, tubing, injection liners, GC septa, auto-sampler vials, closures and general chromatography accessories. Our chromatography sample preparation products range from syringe filter and solid phase extraction consumables to manual and automated chromatography glass syringes.

In addition, we provide OEM and custom kit assembly services for clinical test kits and drug of abuse. Our custom cleaning services and specialty coatings include sterilization, depyrogenation, low particulate, low TOC, silanization and siliconization used in drug discovery.

Laboratory Workstations

We are a major supplier of laboratory workstations and fume hoods for either new construction or laboratory renovation. Our product offerings include steel, wood and plastic laminate casework systems, adaptable furniture systems, chemical ventilation fume hoods and chemical storage cabinets and various other laboratory fixtures and accessories.

Customer Channels

Our Customer Channels platform serves academic, pharmaceutical, biotech, government, industrial and healthcare customers through our Fisher Scientific, Fisher HealthCare, Fisher Safety, Fisher Science Education and Cole-Parmer offerings. Our Fisher Scientific offerings include a wide range of products and services from a single source designed to allow our customers to engage more accurately and efficiently in laboratory research and development throughout the world. We provide products and solutions focused on the collection, transportation and analysis of biological samples through our Fisher HealthCare offerings. We also provide safety-related products through our Fisher Safety offerings including cleanroom and controlled-environment supplies, personal protective equipment, firefighting, military and first responder equipment and supplies, and environmental monitoring and sampling equipment. Our Fisher Science Education offerings include science related educational and laboratory products for the K – 12 and secondary education market. Our Cole-Parmer offerings include a wide variety of laboratory and industrial fluid handling products, instrumentation, equipment, and supplies. In addition to our broad product portfolio, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel who manage inventory and provide desktop delivery, coordinate instrument calibration and service, facilitate glass washing, provide on-site customer service and deliver other services that allow our customers to focus on their core research and business activities.

We go to market through our broad sales force, global network of resellers and distributors, printed catalogs, and state-of-the-art website. We maintain a global sales force of over 1,500 personnel, augmented by a large global network of resellers and distributors. Our print catalogs range from hardcopy volumes that include detailed descriptions of over 40,000 products to industry-specific catalogs targeted to customers in such industries as wine-testing, food safety and controlled environments. In addition to our print catalogs, we maintain an on-line catalog via our www.fishersci.com website that allows our customers to search our product portfolio and purchase over 1,000,000 products on-line.

Item 1. Business (continued)

Research Market Channel

Our Research Market Channel offerings include a wide range of products and services from a single source designed to allow our customers to engage more accurately and efficiently in laboratory research and development throughout the world. Our customers represent all industries requiring any level of laboratory research, including but not limited to the medical research, pharmaceutical, biotech, food and agriculture, government, academic and manufacturing industries.

Our products include all forms of laboratory products, ranging from capital equipment and instruments to chemicals to consumable products. We offer a mix of products that are manufactured by Thermo Fisher, that are manufactured by third parties for us on a private-label basis, and that are manufactured by third parties under their brand but offered for sale exclusively through us. We also offer a broad range of third-party products representing leading industry brand names on a non-exclusive basis.

Our print catalog consists of more than 40,000 products. Beyond this catalog, we offer our customers access to an additional 900,000 products. Our e-commerce website, www.fishersci.com, has been an industry-leading online ordering and reference tool since its inception in the 1990s.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel who manage inventory and provide desktop delivery, coordinate instrument calibration and service, facilitate glass washing, provide on-site customer service and deliver other services that allow our customers to focus on their core research activities.

Healthcare Market Channel

Our Healthcare Market Channel offerings include a broad array of consumables, diagnostic kits and reagents, equipment, instruments, solutions and services for hospitals, clinical laboratories, reference laboratories, physicians' offices and other clinical testing facilities. These products are manufactured by Thermo Fisher and third parties.

Healthcare Market products and solutions focus on the collection, transportation and analysis of biological samples. Major product lines include anatomical pathology, molecular diagnostic and cardiac risk management solutions, along with blood collection devices, consumable vials and transportation devices, as well as an extensive portfolio of rapid diagnostic testing devices for drugs-of-abuse testing and diagnosis and monitoring of cancer, endocrine function and cardiovascular, gastrointestinal, nervous system, respiratory and sexually transmitted diseases. The Healthcare Market core product offering also includes high-end diagnostic instruments and equipment together with the reagents used in those instruments and equipment to perform diagnostic tests. Sales in the healthcare market are fueled by the administration and evaluation of diagnostic tests. We believe that the aging population, as well as the increased demand for the development of new specialty diagnostic tests, will result in increased market growth.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel that manage inventory, provide on-site customer service, and deliver other services that allow our customers to focus on their core responsibilities.

Safety Market Channel

Through our Safety Market Channel we supply safety-related products to various industries including laboratory research, industrial manufacturing, healthcare, universities, food/agriculture, environmental and petrochemical as well as government and municipal agencies, fire departments and military units. Products offered to these markets include: cleanroom and controlled-environment supplies; personal protective equipment such as respirators, clothing, gloves,

Item 1. Business (continued)

hardhats, hearing protection and eyewear; fall protection harnesses and restraints; self-contained breathing apparatus; specialized firefighting and military equipment and supplies; environmental monitoring and sampling equipment; and first responder supplies and equipment such as decontamination tents, bio-isolation systems, chemical protective suits and emergency response trailers. We offer products mainly manufactured by third parties as well as those manufactured by Thermo Fisher.

We also provide access to a broad offering of training, equipment servicing and on-site inventory management support through our dedicated safety sales professionals, equipment service employees and on-site customer support teams. Our goal is to provide a total solution of products, training and support to our customers.

BioPharma Services

Our BioPharma Services offerings include global services for pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging, over-encapsulation, multi-lingual and specialized labeling and distribution for phase I through phase IV clinical trials, analytical testing, biological-specimen management, as well as specialty pharmaceutical logistics and clinical supply-chain management. Thermo Fisher's biorepository business provides temperature-controlled repository services for pharmaceutical, biotechnology, university, government, clinical and blood-processing customers. Our biorepository services business stores pharmacological and biospecimen samples at commercial sites. Additional services include inventory management, validation, business continuity, and repository management and transportation capabilities resulting in a complete cold chain sample management solution.

Services are offered throughout the world, with operations in the United States, United Kingdom, Switzerland, India, Latin America, China, Ireland, Singapore, Japan and Russia.

Sales and Marketing

We market and sell our products and services through a direct sales force, customer-service professionals, electronic commerce, third-party distributors and various catalogs.

We have approximately 10,500 sales and service personnel including over 1,000 highly trained technical specialists who enable us to better meet the needs of our more technical end-users. We also provide customers with product standardization and other supply-chain-management services to reduce procurement costs.

New Products and Research and Development

Our business includes the development and introduction of new products and may include entry into new business segments. We are not currently committed to any new products that require the investment of a material amount of our funds, nor do we have any definitive plans to enter new businesses that would require such an investment.

During 2010, 2009 and 2008, we spent $287.2 million, $246.1 million and $249.1 million, respectively, on research and development.

Raw Materials

Our management team believes that we have a readily available supply of raw materials for all of our significant products from various sources. We do not anticipate any difficulties obtaining the raw materials essential to our business. Raw-material and fuel prices are subject to fluctuations due to market conditions. We employ many strategies, including the use of alternative materials and the use of derivative instruments, to mitigate the effect of these fluctuations on our results.

Patents, Licenses and Trademarks

Patents are important in both segments of our business. No particular patent, or related group of patents, is so important, however, that its loss would significantly affect our operations as a whole. Where appropriate, we seek patent protection for inventions and developments made by our personnel and incorporated into our products or otherwise falling within our fields of interest. Patent rights resulting from work sponsored by outside parties do not always accrue exclusively to the company and may be limited by agreements or contracts.

We protect some of our technology as trade secrets and, where appropriate, we use trademarks or register trademarks used in connection with products. We also enter into license agreements with others to grant and/or receive rights to patents and know-how.

Seasonal Influences

Revenues in the fourth quarter are historically stronger than in other quarters due to the capital spending patterns of industrial, pharmaceutical and government customers. Sales of flu tests and related diagnostic products vary quarter to quarter and year to year based on the severity and duration of flu season.

Working Capital Requirements

There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on our working capital.

Dependency on a Single Customer

There is no single customer the loss of which would have a material adverse effect on our business. No customer accounted for more than 5% of our total revenues in any of the past three years.

Backlog

Our backlog of firm orders at year-end 2010 and 2009 was as follows:

(In millions)	2010	2009
Analytical Technologies	$ 925.2	$ 857.0
Laboratory Products and Services	488.2	480.8
	$1,413.4	$1,337.8

We believe that virtually all of our backlog at the end of 2010 will be filled during 2011.

Government Contracts

Although the company transacts business with various government agencies, no government contract is of such magnitude that a renegotiation of profits or termination of the contract at the election of the government agency would have a material adverse effect on the company's financial results.

Competition

The company encounters aggressive and able competition in virtually all of the markets we serve. Because of the diversity of our products and services, we face many different types of competitors and competition. Our competitors include a broad range of manufacturers and third-party distributors. In general, competitive climates in the markets we serve are characterized by changing technology and customer demands that require continuing research and development. Our success in these markets primarily depends on the following factors:

- technical performance and advances in technology that result in new products and improved price/performance ratios;
- product differentiation, availability and reliability;
- the depth of our capabilities;
- our reputation among customers as a quality provider of products and services;
- customer service and support;
- active research and application-development programs; and
- relative prices of our products and services.

Environmental Matters

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that affects us includes the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). We are also subject to regulation by the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The United States Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an effect on our operations.

In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes as well as having authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements.

A number of our operations involve the handling, manufacturing, use or sale of substances that are or could be classified as toxic or hazardous materials within the meaning of applicable laws. Consequently, some risk of environmental harm is inherent in our operations and products, as it is with other companies engaged in similar businesses.

Our expenses for environmental requirements are incurred generally for ongoing compliance and historical remediation matters. Based on current information, we believe that these compliance costs are not material. For historical remediation obligations, our expenditures relate primarily to the cost of permitting, installing, and operating and maintaining groundwater-treatment systems and other remedial measures.

Our Fair Lawn and Somerville, New Jersey, facilities are the subject of administrative consent orders issued by the New Jersey Department of Environmental Protection in 1984. Our Rockford, Illinois, facility is subject to a Resource Conservation and Recovery Act (RCRA) corrective action program administered by the Illinois Environmental Protection Agency. We are required to maintain groundwater-remediation activities at these sites. As the owner of the Fair Lawn facility, we are listed as a potentially responsible party for remediation within an area called the Fair Lawn Wellfields Superfund Site.

Item 1. Business (continued)

We record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. We calculate estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. We include in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters totaled $22 million at December 31, 2010. The liability for environmental matters associated with Fisher was recorded at the date of merger at its fair value and as such was discounted to its net present value.

These environmental liabilities do not include third-party recoveries to which we may be entitled. We believe that our accrual is adequate for the environmental liabilities we currently expect to incur. As a result, we believe that our ultimate liability with respect to environmental matters will not have a material adverse effect on our financial position, results of operations or cash flows. However, we may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations, and the effect of changes in accounting rules, which could have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Affairs

Our operations, and some of the products we offer, are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Food and Drug Administration, and various state boards of pharmacy as well as comparable state and foreign agencies. As Thermo Fisher's businesses also include export and import activities, we are subject to pertinent laws enforced by the U.S. Departments of Commerce, State and Treasury. In addition, our logistics activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. While we believe we are in compliance in all material respects with such laws and regulations, any noncompliance could result in substantial fines or otherwise restrict our ability to provide competitive distribution services and thereby have an adverse effect on our financial condition. To date, none has had a material impact on our operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Number of Employees

As of December 31, 2010, we had approximately 37,200 employees.

Financial Information About Geographic Areas

Financial information about geographic areas is summarized in Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Item 1. Business (continued)

Available Information

The company files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including the company, file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on or through our own website at www.thermofisher.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

Executive Officers of the Registrant

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Marc N. Casper	42	President and Chief Executive Officer (2001)
Kenneth Berger	48	Senior Vice President (2010)
Gregory J. Herrema	45	Senior Vice President (2008)
Seth H. Hoogasian	56	Senior Vice President, General Counsel and Secretary (2001)
Alan J. Malus	51	Senior Vice President (2006)
Edward A. Pesicka	43	Senior Vice President (2008)
Peter M. Wilver	51	Senior Vice President and Chief Financial Officer (2003)
Peter E. Hornstra	51	Vice President and Chief Accounting Officer (2001)

Mr. Casper was appointed President and Chief Executive Officer in October 2009. He was Chief Operating Officer from May 2008 to October 2009 and Executive Vice President from November 2006 to October 2009. He was Senior Vice President from December 2003 to November 2006. He was President, Life and Laboratory Sciences from December 2001 to March 2005.

Mr. Berger was appointed Senior Vice President of Thermo Fisher Scientific and President, Specialty Diagnostics in May 2010. He was President of the Biosciences business from April 2007 until May 2010, and was President of the Process Instruments business from July 2005 through April 2007.

Mr. Herrema was appointed Senior Vice President of Thermo Fisher Scientific and President of Analytical Instruments in May 2008. He was President, Scientific Instruments from May 2006 to October 2009. He was President, Environmental Instruments from January 2002 to May 2006.

Mr. Hoogasian was appointed Senior Vice President in November 2006, Secretary in 2001 and General Counsel in 1992. He was Vice President from 1996 to November 2006.

Mr. Malus was appointed President of Laboratory Products in July 2008 and Senior Vice President of Thermo Fisher Scientific in November 2006. Prior to Thermo's merger with Fisher, Mr. Malus was group president of distribution and services for Fisher, where he focused on growing the company's customer channel businesses serving research, healthcare, education and safety markets. Mr. Malus joined Fisher in 1998 and served in a variety of management roles.

Item 1. Business (continued)

Mr. Pesicka was appointed Senior Vice President of Thermo Fisher Scientific and President, Customer Channels in July 2008. He was President, Research Market from November 2006 to July 2008. Prior to Thermo's merger with Fisher, Mr. Pesicka was Vice President and General Manager of Fisher's U.S. research market business from January 2004 to November 2006.

Mr. Wilver was appointed Senior Vice President in November 2006 and Chief Financial Officer in October 2004. He was Vice President from October 2004 to November 2006.

Mr. Hornstra was appointed Vice President in February 2007 and Chief Accounting Officer in January 2001. He was Corporate Controller from January 1996 to February 2007.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our investors. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 3.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products in order to remain competitive. Our growth strategy includes significant investment in and expenditures for product development. We sell our products in several industries that are characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Our competitors may adapt more quickly to new technologies and changes in customers' requirements than we can. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer.

Many of our existing products and those under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing-process levels. Our customers use many of our products to develop, test and manufacture their own products. As a result, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue.

It may be difficult for us to implement our strategies for improving internal growth. Some of the markets in which we compete have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth, including:

- strengthening our presence in selected geographic markets;
- allocating research and development funding to products with higher growth prospects;
- developing new applications for our technologies;
- expanding our service offerings;
- continuing key customer initiatives;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- finding new markets for our products; and
- continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our depth in product offerings.

Item 1A. Risk Factors (continued)

We may not be able to successfully implement these strategies, and these strategies may not result in the expected growth of our business.

Our business is affected by general economic conditions and related uncertainties affecting markets in which we operate. The current economic conditions including the lingering effects of the global recession could adversely impact our business in 2011 and beyond, resulting in:

- reduced demand for some of our products;
- increased rate of order cancellations or delays;
- increased risk of excess and obsolete inventories;
- increased pressure on the prices for our products and services; and
- greater difficulty in collecting accounts receivable.

Demand for most of our products depends on capital spending policies of our customers and on government funding policies. Our customers include pharmaceutical and chemical companies, laboratories, universities, healthcare providers, government agencies and public and private research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations. International revenues account for a substantial portion of our revenues, and we intend to continue expanding our presence in international markets. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues are subject to the risk that fluctuations in exchange rates could adversely affect product demand and the profitability in U.S. dollars of products and services provided by us in international markets, where payment for our products and services is made in the local currency. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. In addition, reported sales made in non-U.S. currencies by our international businesses, when translated into U.S. dollars for financial reporting purposes, fluctuate due to exchange rate movement. Should our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In 2010, currency translation had an unfavorable effect of $20 million on the revenues of our continuing operations due to the strengthening of the U.S. dollar relative to other currencies in which the company sells products and services.

Healthcare reform legislation could adversely impact us. The recently enacted Federal legislation on healthcare reform could have an adverse impact on us. Some of the potential consequences, such as a reduction in governmental support of healthcare services or adverse changes to the delivery or pricing of healthcare services or products or mandated benefits, may cause healthcare-industry participants to purchase fewer of our products and services or to reduce the prices they are willing to pay for our products or services. The new legislation also includes an excise tax, beginning in 2013, on revenue from the sale by manufacturers of certain medical devices, which could have an adverse impact on our results of operations.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United

Item 1A. Risk Factors (continued)

States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations.

We also rely on trade secrets and proprietary know-how with which we seek to protect our products, in part, by confidentiality agreements with our collaborators, employees and consultants. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

Changes in governmental regulations may reduce demand for our products or increase our expenses. We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs. Changes in the U.S. Food and Drug Administration's regulation of the drug discovery and development process could have an adverse effect on the demand for these products.

If any of our security products fail to detect explosives or radiation, we could be exposed to product liability and related claims for which we may not have adequate insurance coverage. The products currently or previously sold by our environmental and process instruments businesses include a comprehensive range of fixed and portable instruments used for chemical, radiation and trace explosives detection. These products are used in airports, embassies, cargo facilities, border crossings and other high-threat facilities for the detection and prevention of terrorist acts. If any of these products were to malfunction, it is possible that explosive or radioactive material could fail to be detected by our product, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customers' operators and the training of such operators. Any such product liability claims brought against us could be significant and any adverse determination may result in liabilities in excess of our insurance coverage. Although we carry product liability insurance, we cannot be certain that our current insurance will be sufficient to cover these claims or that it can be maintained on acceptable terms, if at all.

Item 1A. Risk Factors (continued)

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our business strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. We may not be able to identify and successfully complete transactions. Any acquisition we may complete may be made at a substantial premium over the fair value of the net identifiable assets of the acquired company. Further, we may not be able to integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business.

Moreover, we have acquired many companies and businesses. As a result of these acquisitions, we recorded significant goodwill and indefinite-lived intangible assets on our balance sheet, which amount to approximately $9.27 billion and $1.33 billion, respectively, as of December 31, 2010. We assess the realizability of goodwill and indefinite-lived intangible assets annually as well as whenever events or changes in circumstances indicate that these assets may be impaired. These events or circumstances would generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Because we compete directly with certain of our largest customers and product suppliers, our results of operations could be adversely affected in the short term if these customers or suppliers abruptly discontinue or significantly modify their relationship with us. Our largest customer in the laboratory consumables business and our largest customer in the diagnostics business are also significant competitors. Our business may be harmed in the short term if our competitive relationship in the marketplace with these customers results in a discontinuation of their purchases from us. In addition, we manufacture products that compete directly with products that we source from third-party suppliers. We also source competitive products from multiple suppliers. Our business could be adversely affected in the short term if any of our large third-party suppliers abruptly discontinues selling products to us.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services or significant increases in prices may disrupt our ability to ship products, increase our costs and lower our profitability. We ship a significant portion of our products to our customers through independent package delivery companies, such as UPS and Federal Express in the U.S. and DHL in Europe. We also maintain a small fleet of vehicles dedicated to the delivery of our products and ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If UPS or another third-party package-delivery provider experiences a major work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if UPS or our other third-party package-delivery providers increase prices, and we are not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected.

Item 1A. Risk Factors (continued)

We are subject to regulation by various federal, state and foreign agencies that require us to comply with a wide variety of regulations, including those regarding the manufacture of products, the shipping of our products and environmental matters. Some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the U.S. Food and Drug Administration's regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution, which would increase our costs and reduce our revenues.

We are subject to federal, state, local and international laws and regulations that govern the handling, transportation, manufacture, use or sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell or distribute. This requires us to devote significant resources to maintain compliance with applicable environmental laws and regulations, including the establishment of reserves to address potential environmental costs, and manage environmental risks.

We rely heavily on our manufacturing operations to produce products we sell, and our business could be adversely affected by disruptions of our manufacturing operations. We rely upon our manufacturing operations to produce many of the products we sell. Any significant disruption of those operations for any reason, such as strikes or other labor unrest, power interruptions, fire, earthquakes, or other events beyond our control could adversely affect our sales and customer relationships and therefore adversely affect our business. Although most of our raw materials are available from a number of potential suppliers, our operations also depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products or we may not be able to produce certain of these products at a marketable price, which could have an adverse effect on our results of operations.

Fluctuations in our effective tax rate may adversely affect our results of operations and cash flows. As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. In preparing our financial statements, we record the amount of tax that is payable in each of the countries, states and other jurisdictions in which we operate. Our future effective tax rate, however, may be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our profitability from country to country, changes in accounting for income taxes and recently enacted and future changes in tax laws in jurisdictions in which we operate. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, results of operations and cash flows.

We may incur unexpected costs from increases in fuel and raw material prices, which could reduce our earnings and cash flow. Our primary commodity exposures are for fuel, petroleum-based resins, steel and serum. While we may seek to minimize the impact of price increases through higher prices to customers and various cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs.

Unforeseen problems with the implementation and maintenance of our information systems or system failures at certain of our sites could interfere with our operations. As a part of the effort to upgrade our current information systems, we are implementing new enterprise resource planning software and other software applications to manage certain of our business operations. As we implement and add functionality, problems could arise that we have not foreseen. Such problems could adversely impact our ability to provide quotes, take customer orders and otherwise run our business in a timely manner. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations and cash flows could be adversely affected.

We also rely on our technology infrastructure, among other functions, to interact with suppliers, sell our products and services, fulfill orders and bill, collect and make payments, ship products, provide services and support to

Item 1A. Risk Factors (continued)

customers, track customers, fulfill contractual obligations and otherwise conduct business. Our systems may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and other events. When we upgrade or change systems, we may suffer interruptions in service, loss of data or reduced functionality. Certain of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Despite any precautions we may take, such problems could result in, among other consequences, interruptions in our services, which could harm our reputation and financial results.

Our debt may restrict our investment opportunities or limit our activities. As of December 31, 2010, we had approximately $2.14 billion in outstanding indebtedness. In addition, we had the ability to borrow an additional $952 million under our revolving credit facility. We may also obtain additional long-term debt and lines of credit to meet future financing needs, which would have the effect of increasing our total leverage.

Our leverage could have negative consequences, including increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing and limiting our ability to acquire new products and technologies through strategic acquisitions.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations. If we are unable to service our debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures or research and development expenditures. We may not be able to obtain additional financing on terms acceptable to us or at all.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets and enter into transactions with affiliates. The covenants in our revolving credit facility include a debt-to-EBITDA ratio. Specifically, the company has agreed that, so long as any lender has any commitment under the facility, or any loan or other obligation is outstanding under the facility, or any letter of credit is outstanding under the facility, it will not permit (as the following terms are defined in the facility) the Consolidated Leverage Ratio (the ratio of consolidated Indebtedness to Consolidated EBITDA) as at the last day of any fiscal quarter to be greater than 3.0 to 1.0.

Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates and interest rates. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under one of our debt instruments would trigger an event of default under other of our debt instruments.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The location and general character of our principal properties by segment as of December 31, 2010, are as follows:

Analytical Technologies

We own approximately 4.0 million square feet of office, engineering, laboratory and production space, principally in New Jersey, Wisconsin, Virginia, Utah and California within the U.S., and in Germany, England and Switzerland. We lease approximately 3.4 million square feet of office, engineering, laboratory and production space, principally in Massachusetts, California, Texas, Kansas and Michigan within the U.S., and in China, England, Finland, Germany and Australia, under various leases that expire between 2011 and 2029.

Laboratory Products and Services

We own approximately 7.1 million square feet of office, engineering, laboratory, warehouse and production space, principally in Wisconsin, New York, Pennsylvania, Illinois and North Carolina within the U.S., and in England Germany, Canada, Denmark and France. We lease approximately 4.2 million square feet of office, engineering, laboratory, warehouse and production space, principally in California, Pennsylvania, Illinois, Maryland, Tennessee and New Jersey within the U.S. and in Australia, Mexico, Germany and England, under various leases that expire between 2011 and 2021.

Corporate Headquarters

We own approximately 81,000 square feet of office space in Massachusetts. We also lease approximately 11,000 square feet of office space principally in Massachusetts under various leases that expire in 2013.

We believe that all of the facilities that we are currently using are in good condition and are suitable and adequate to meet our current needs. If we are unable to renew any of the leases that are due to expire in 2011 or 2012, we believe that suitable replacement properties are available on commercially reasonable terms.

Item 3. Legal Proceedings

Our business involves a risk of product liability and other claims in the ordinary course of business. We are a party to various lawsuits and legal proceedings, including individual and consolidated multi-party product liability actions for products we may have distributed or manufactured. These matters have arisen in the ordinary course and conduct of our business, as well as through acquisitions. We believe that some of the costs incurred in defending and ultimately disposing of many of these claims for personal injury and other matters may be covered in part by insurance policies maintained by certain insurance carriers or subject to indemnification by our suppliers or purchasers. Management, after review and consideration with counsel, considers that any ultimate liability with respect to these matters should not have a material adverse effect on our results of operations, financial position or cash flows. While liabilities arising from potential future claims could become material, we currently believe, on the basis of our claims history and related factors, that such potential future claims are not likely to have a material impact on our business, financial condition and results of operations. Actual costs incurred will depend on the solvency of our insurance carriers, the degree of coverage with respect to any particular claim, our success in litigating these claims and the solvency of third parties who may be jointly and severally liable. See "Item 1 – Business – Environmental Matters," for legal proceedings involving certain environmental matters.

We are subject to the jurisdiction of various regulatory agencies including, among others, the U.S. Food and Drug Administration and the Agency for International Development. Various governmental agencies conduct investigations from time to time to examine matters relating to our operations. Some operations involve and have involved the handling, manufacture, use or sale of substances that are classified as toxic or hazardous substances within the meaning of applicable environmental laws. Consequently, some risk of environmental and other damage is inherent in particular operations and products as it is with other companies engaged in similar businesses, and we cannot assure that material damage will not occur or be discovered or that the damage will not be determined to be material in the future.

Item 4. Reserved

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol TMO. The following table sets forth the high and low sale prices of the company's common stock for 2010 and 2009, as reported in the consolidated transaction reporting system.

	2010		2009	
	High	Low	High	Low
First Quarter	$ 52.94	$ 45.37	$ 40.34	$ 32.02
Second Quarter	57.40	47.21	42.47	30.83
Third Quarter	51.36	41.74	47.74	37.50
Fourth Quarter	56.25	47.17	49.70	42.86

The closing price of the company's common stock on December 31, 2010 and 2009, was $55.36 and $47.69, respectively.

Holders of Common Stock

As of February 5, 2011, the company had 6,630 holders of record of its common stock. This does not include holdings in street or nominee names.

Dividend Policy

The company has never paid cash dividends and currently does not expect to pay cash dividends in the foreseeable future. Payment of dividends is at the discretion of the company's Board of Directors and will depend upon, among other factors, the company's earnings, capital requirements and financial condition.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (continued)

Issuer Purchases of Equity Securities

A summary of the share repurchase activity for the company's fourth quarter of 2010 follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plans or Programs (1) (in millions)
Fiscal October (Oct. 3 – Nov. 6)	3,470,100	$ 49.49	3,470,100	$ 665.8
Fiscal November (Nov. 7 – Dec. 4)	2,342,820	51.51	2,342,820	545.1
Fiscal December (Dec. 5 – Dec. 31)	1,072,135	53.70	1,072,135	487.5
Total Fourth Quarter	6,885,055	$ 50.83	6,885,055	$ 487.5

(1) On April 20, 2010, the company announced a repurchase program authorizing the purchase of up to $750 million of the company's common stock through April 19, 2011. On September 9, 2010, the company announced a repurchase program authorizing the purchase of up to an additional $750 million of the company's common stock through September 8, 2011. All of the shares of common stock repurchased by the company during the fourth quarter of 2010 were purchased under these programs.

Item 6. Selected Financial Data

(In millions except per share amounts)	2010 (a)	2009 (b)	2008 (c)	2007 (d)	2006 (e)
Statement of Income Data					
Revenues	$ 10,788.7	$ 10,109.7	$ 10,498.0	$ 9,746.4	$ 3,791.6
Operating Income	1,264.9	1,048.9	1,229.4	974.4	242.0
Income from Continuing Operations	1,033.1	851.3	975.4	766.9	164.1
Net Income	1,035.6	850.3	980.9	748.4	166.7
Earnings per Share from Continuing Operations:					
Basic	2.56	2.06	2.33	1.82	.84
Diluted	2.52	2.01	2.24	1.73	.81
Earnings per Share:					
Basic	2.57	2.06	2.34	1.77	.85
Diluted	2.53	2.01	2.25	1.69	.83
Balance Sheet Data					
Working Capital	$ 2,425.2	$ 2,891.6	$ 2,805.7	$ 1,763.7	$ 1,507.2
Total Assets	21,349.4	21,625.0	21,090.0	21,207.4	21,262.2
Long-term Obligations	2,031.3	2,064.0	2,003.2	1,983.7	2,097.8
Shareholders' Equity	15,361.0	15,430.9	14,926.5	14,463.6	13,879.1

The caption "restructuring and other costs" in the notes below includes amounts charged to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition and, beginning in 2009, charges/credits to selling, general and administrative expense primarily for significant acquisition transaction costs.

(a) Reflects a $79.4 million pre-tax charge for restructuring and other costs; an after-tax gain of $2.5 million related to the company's discontinued operations; and the repurchase of $1.01 billion of the company's common stock.
(b) Reflects a $69.0 million pre-tax charge for restructuring and other costs; an after-tax loss of $1.0 million related to the company's discontinued operations; and the repurchase of $414.6 million of the company's common stock.
(c) Reflects a $36.9 million pre-tax charge for restructuring and other costs; an after-tax gain of $5.5 million related to the company's discontinued operations; and the repurchase of $187.4 million of the company's common stock.
(d) Reflects a $91.4 million pre-tax charge for restructuring and other costs; an after-tax loss of $18.5 million related to the company's discontinued operations; and the repurchase of $898.0 million of the company's common stock.
(e) Reflects completion of the merger with Fisher on November 9, 2006. Also reflects a $123.3 million pre-tax charge for restructuring and other costs; a charge of $36.7 million for acceleration of vesting of stock-based compensation as a result of the Fisher merger; and after-tax income of $2.6 million related to the company's discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Overview of Results of Operations and Liquidity

The company develops, manufactures and sells a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own technologies and by making strategic acquisitions of complementary businesses. The company's continuing operations fall into two business segments: Analytical Technologies and Laboratory Products and Services. Revenues in the fourth quarter are historically stronger than in other quarters due to capital spending patterns of customers.

(Dollars in millions)	2010		2009	
Revenues				
Analytical Technologies	$ 4,611.8	42.7%	$ 4,153.9	41.1%
Laboratory Products and Services	6,693.0	62.0%	6,426.6	63.6%
Eliminations	(516.1)	(4.7)%	(470.8)	(4.7)%
	$ 10,788.7	100%	$ 10,109.7	100%

Sales in 2010 were $10.79 billion, an increase of $679 million from 2009. Aside from the effects of currency translation and acquisitions, net of divestitures (discussed in total and by segment below), revenues increased from 2009 revenues by $433 million (4%) due to increased demand and, to a lesser extent, higher stimulus-funded spending by customers and price increases. Sales rebounded from a weak 2009 when the company believes a global economic slowdown reduced demand. The increase in revenues was offset by lower sales resulting from cessation of a supply contract and a milder flu season than in 2009, as discussed below. These factors decreased sales by approximately 2 percentage points. The company estimates that stimulus-funded spending increased revenues by approximately 1 percentage point in 2010, primarily in the first quarter.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2010 and 2009. The company's principal acquisitions are described below.

- Fermentas, a manufacturer and global distributor of enzymes, reagents and kits for molecular and cellular biology research, was acquired in July 2010 to expand the company's ability to provide complete workflows for genomics research.
- Finnzymes, a provider of integrated tools for molecular biology analysis, including reagents, instruments, consumables and kits, was acquired in March 2010 to expand the company's portfolio of reagents and other consumables for the molecular biology research and diagnostics markets.
- Ahura Scientific, a provider of handheld spectroscopy instruments that are used worldwide in the identification of chemicals for safety, security and pharmaceutical applications, was acquired in February 2010 to expand the company's portfolio of portable analytical devices.
- B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests based on patented biomarkers for sepsis, cardiovascular and pulmonary diseases, as well as intensive care treatments and prenatal screening, was acquired in October 2009 to increase the breadth of the company's specialty diagnostics portfolio and provide a significant reagent manufacturing center in Europe.
- Biolab, an Australia-based provider of analytical instruments, life science consumables and laboratory equipment, was acquired in April 2009 to broaden the geographic reach of the company's customer channels.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview of Results of Operations and Liquidity (continued)

On December 13, 2010, the company and Dionex Corporation, a leading manufacturer and marketer of chromatography systems, announced that their Boards of Directors unanimously approved a transaction under which Thermo Fisher will acquire all of the outstanding shares of Dionex for $118.50 per share in cash, or a total purchase price of approximately $2.1 billion. Dionex, headquartered in Sunnyvale, California, is a global leader in the manufacturing and marketing of liquid chromatography and sample preparation systems, consumables, and software for chemical analysis. Dionex systems are used worldwide in environmental analysis and by the life sciences, chemical, petrochemical, food and beverage, power generation, and electronics industries. Their expertise in applications and instrumentation helps analytical scientists to evaluate and develop pharmaceuticals, establish environmental regulations, and produce better industrial products. The transaction is subject to a majority of the outstanding shares of Dionex having been tendered and certain regulatory approvals.

In 2010, operating income and operating income margin were $1.26 billion and 11.7%, respectively, compared with $1.05 billion and 10.4%, respectively, in 2009. The increases in operating income and operating margin were due to profit on incremental sales and, to a lesser extent, productivity improvements, global sourcing initiatives and lower operating costs following restructuring actions. In addition, amortization expense decreased by $25 million in 2010, primarily due to the completion of amortization of acquisition-related intangibles from a 2005 acquisition.

The company's effective tax rates were 11.3% and 8.2% in 2010 and 2009, respectively. The increase in the effective tax rate was primarily due to increased earnings in higher tax jurisdictions. The tax provision in 2010 was favorably affected by $17.4 million or 1.5 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates. The company expects its effective tax rate in 2011 will be between 15.5% and 17.5% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of changes in tax rates.

Income from continuing operations increased to $1.03 billion in 2010, from $851 million in 2009, primarily due to the items discussed above that increased operating income, offset in part by a higher tax rate.

During 2010, the company's cash flow from operations totaled $1.50 billion, compared with $1.66 billion for 2009. The decrease resulted primarily from increases in working capital items, particularly accounts receivable and inventories to support the growth in sales.

As of December 31, 2010, the company's outstanding debt totaled $2.14 billion, of which approximately $0.33 billion is convertible debt, at a conversion price of $40.20 per share. Upon an investor's election to convert, the company is required to pay the principal portion of these debentures in cash, and the balance of the conversion value in either cash or stock, at the company's election. For any holders electing to convert in the next 12 months or electing to put the debt to the company at the first date on which this is permitted (March 2011), the company intends to draw on its revolving credit facility to fund any principal payments in excess of $100 million which has been classified as a current liability in the accompanying balance sheet. The facility is an unsecured revolving credit agreement expiring in 2012 with available capacity of $952 million at December 31, 2010.

In December 2010, the company obtained short-term financing commitments from two investment banking firms to fund $1.5 billion of the purchase price of Dionex. However, in February 2011, the company issued $2.2 billion of senior notes with maturities of 3 – 10 years, primarily to fund the purchase of Dionex, and subsequently terminated the short-term financing commitment. If the company does not consummate the Dionex acquisition by September 30, 2011, the company will be required to redeem these notes in whole at a redemption price of 101% of the aggregate principal, plus accrued and unpaid interest.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview of Results of Operations and Liquidity (continued)

The company believes that its existing cash and short-term investments of $926 million as of December 31, 2010, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreement, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies and Estimates

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to bad debts, inventories, business combinations, intangible assets and goodwill, equity investments, sales returns, warranty obligations, income taxes, contingencies and litigation, pension costs and stock-based compensation. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Management bases its estimates on historical experience, current market and economic conditions and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) *Accounts Receivable*

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $40 million at December 31, 2010. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) *Inventories*

The company writes down its inventories for estimated excess quantities and obsolescence based on differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand and any other information that is relevant to the judgment. If ultimate usage or demand varies significantly from expected usage or demand, additional writedowns may be required.

(c) *Intangible Assets and Goodwill*

The company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the company's acquisitions is assigned to intangible assets that require the use of significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Amortizable intangible assets totaled $4.71 billion at December 31, 2010. The company reviews definite-lived intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset.

The company evaluates goodwill and indefinite-lived intangible assets for impairment annually and when events occur or circumstances change that may reduce the fair value of the asset below its carrying amount. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and indefinite-lived intangible assets totaled $9.27 billion and $1.33 billion, respectively, at December 31, 2010. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill and indefinite-lived intangible assets for impairment.

The company's businesses were adversely affected in 2009 by the global economic downturn, although results progressively improved during the year and in 2010. Projections of profitability for 2011 and thereafter and indicated fair values based on peer revenues and earnings trading multiples were sufficient to conclude that no impairment of goodwill or indefinite-lived intangible assets existed at December 31, 2010. There can be no assurance, however, that an economic recovery will continue into 2011 and that a downturn will not materially adversely affect peer trading multiples and the company's businesses such that they do not achieve their forecasted profitability and these assets become impaired. Should the fair value of the company's goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

(d) *Other Long-lived Assets*

The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $1.90 billion at December 31, 2010, including $1.41 billion of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

(e) *Revenues*

In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery of all elements is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

The company records reductions to revenue for estimated product returns by customers. Should a greater or lesser number of products be returned, additional adjustments to revenue may be required.

(f) *Warranty Obligations*

At the time the company recognizes revenue, it provides for the estimated cost of product warranties in cost of product revenues based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $42 million at December 31, 2010. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(g) *Income Taxes*

In the ordinary course of business there is inherent uncertainty in quantifying the company's income tax positions. The company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The company's reserve for these matters totaled $62 million at December 31, 2010. Where applicable, associated interest expense has also been recognized.

The company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations,

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

agreements and treaties, currency exchange restrictions or the company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company's net income.

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance. Any such reversals are recorded as a reduction of the company's tax provision. The company's tax valuation allowance totaled $156 million at December 31, 2010. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Accrued income taxes totaled $59 million at December 31, 2010. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision would result.

(h) *Contingencies and Litigation*

The company records accruals for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and or external legal counsel and actuarial estimates. Reserves of acquired businesses, including environmental reserves, were initially recorded at fair value and discounted to their net present value. Additionally, the company records receivables from third-party insurers when recovery has been determined to be probable.

(i) *Pension and Other Retiree Benefits*

Several of the company's U.S. and non-U.S. subsidiaries sponsor defined benefit pension and other retiree benefit plans. The cost and obligations of these arrangements are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third-party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for the company's pension and other postretirement benefit plans totaled $14 million in 2010. The company's unfunded benefit obligation totaled $244 million at year-end 2010 compared with $225 million at year-end 2009. Should any of these assumptions change, they would have an effect on net periodic pension costs and the unfunded benefit obligation. For example, a 10% decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $4 million and an increase in the benefit obligation of approximately $84 million.

The company expects to contribute between $20 and $30 million to its defined benefit pension plans in 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

(j) *Stock-based Compensation*

The fair value of most stock options granted by the company is estimated using the Black-Scholes option pricing model. For option grants and restricted stock units that require achievement of both service and market conditions, a lattice model is used to estimate fair value. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the company's stock. Historical data on exercise patterns is the basis for determining the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. The company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to compensation expense may be required.

Results of Operations

2010 Compared With 2009

Continuing Operations

(In millions)	2010	2009	Total Change	Currency Translation	Acquisitions/ Divestitures	Operations
Revenues						
Analytical Technologies	$ 4,611.8	$ 4,153.9	$ 457.9	$ (21.0)	$ 232.0	$ 246.9
Laboratory Products and Services	6,693.0	6,426.6	266.4	—	34.0	232.4
Eliminations	(516.1)	(470.8)	(45.3)	1.0	—	(46.3)
Consolidated Revenues	$ 10,788.7	$ 10,109.7	$ 679.0	$ (20.0)	$ 266.0	$ 433.0

Sales in 2010 were $10.79 billion, an increase of $679 million from 2009. The unfavorable effects of currency translation resulted in a decrease in revenues of $20 million in 2010. Sales increased $266 million due to acquisitions, net of divestitures. Aside from the effects of currency translation and acquisitions, net of divestitures, revenues increased $433 million (4%) due to increased demand and, to a lesser extent, higher stimulus-funded spending by customers and price increases. Sales rebounded from a weak 2009 when the company believes a global economic slowdown reduced demand. Sales growth was strong in Asia, moderate in North America and modest in Europe in 2010. The increase in revenues was offset in part by cessation of a supply contract and a milder flu season in 2010 which together unfavorably affected revenue growth by 2 percentage points in 2010. The company estimates that stimulus-funded spending increased revenues by approximately 1 percentage point in 2010, primarily in the first quarter.

In 2010, operating income and operating income margin were $1.26 billion and 11.7%, respectively, compared with $1.05 billion and 10.4%, respectively, in 2009. The increases in operating income and operating margin were due to profit on incremental sales and, to a lesser extent, productivity improvements, global sourcing initiatives and lower operating costs following restructuring actions. In addition, amortization expense decreased by $25 million in 2010, primarily due to the completion of amortization of acquisition-related intangibles from a 2005 acquisition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

In 2010, the company recorded restructuring and other costs, net, of $79 million, including: $16 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $3 million of charges to selling, general and administrative expenses for transaction costs, net, primarily related to the pending acquisition of Dionex and revisions of estimated contingent consideration, principally related to the acquisition of Ahura Scientific, offset in part by a gain of $11 million on settlement with product liability insurers. The company incurred $34 million of cash costs, primarily for actions initiated in 2009 and, to a lesser extent, 2010 in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company recorded impairment charges of $17 million for intangible assets associated with several small business units. The company also recorded a $6 million charge on a patent infringement claim initiated prior to a business unit's acquisition by the company and $3 million of asset write-downs associated with abandoned facilities held for sale (Note 14). In 2009, the company recorded restructuring and other costs, net, of $69 million, including $7 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $2 million of charges to selling, general and administrative expenses for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a gain primarily for settlement of certain product liability-related matters. The company incurred $62 million of cash costs, primarily for actions in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company also incurred a $2 million loss on an abandoned facility held for sale that was sold in July 2009 and a $3 million charge for pension termination benefits, offset by a $7 million gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher in 2006.

As of February 24, 2011, the company has identified restructuring actions that will result in additional charges of approximately $35 million in 2011 and expects to identify additional actions during 2011. The restructuring actions initiated in 2010 will result in annual cost savings of approximately $50 million beginning primarily in 2011, including $15 million in the Analytical Technologies segment and $35 million in the Laboratory Products and Services segment. The restructuring actions initiated in 2009 resulted in annual cost savings beginning in the second half of 2009 and early 2010 of approximately $60 million, including $40 million in the Analytical Technologies segment and $20 million in the Laboratory Products and Services segment.

Segment Results

The company's management evaluates segment operating performance using operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses these measures because it helps management understand and evaluate the segments' core operating results and facilitate comparison of performance for determining compensation (Note 3). Accordingly, the following segment data is reported on this basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

(Dollars in millions)	2010	2009	Change
Revenues			
Analytical Technologies	$ 4,611.8	$ 4,153.9	11%
Laboratory Products and Services	6,693.0	6,426.6	4%
Eliminations	(516.1)	(470.8)	10%
Consolidated Revenues	$ 10,788.7	$ 10,109.7	7%
Segment Income			
Analytical Technologies	$ 984.2	$ 837.3	18%
Laboratory Products and Services	931.8	877.6	6%
Subtotal Reportable Segments	1,916.0	1,714.9	12%
Cost of Revenues Charges	(16.0)	(6.7)	
Selling, General and Administrative Charges, Net	(3.0)	(1.5)	
Restructuring and Other Costs, Net	(60.4)	(60.8)	
Amortization of Acquisition-related Intangible Assets	(571.7)	(597.0)	
Consolidated Operating Income	$ 1,264.9	$ 1,048.9	21%
Reportable Segments Operating Income Margin	17.8%	17.0%	
Consolidated Operating Income Margin	11.7%	10.4%	

Income from the company's reportable segments increased 12% to $1.92 billion in 2010 due primarily to profit on incremental sales and, to a lesser extent, productivity improvements including global sourcing and lower operating costs following restructuring actions. The company also refers to this measure as adjusted operating income.

Analytical Technologies

(Dollars in millions)	2010	2009	Change
Revenues	$ 4,611.8	$ 4,153.9	11%
Operating Income Margin	21.3%	20.2%	1.1

Sales in the Analytical Technologies segment increased $458 million to $4.61 billion in 2010. The unfavorable effects of currency translation resulted in a decrease in revenue of $21 million in 2010. Sales increased $232 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $247 million (6%) primarily due to increased demand including higher stimulus-funded spending by customers, particularly in the first quarter. Demand in industrial markets for environmental and process control equipment improved in 2010. Demand was also strong for mass spectrometry instruments, bioscience offerings and clinical diagnostic consumables.

Operating income margin was 21.3% in 2010 and 20.2% in 2009. The increase resulted from profit on incremental sales and, to a lesser extent, productivity improvements, global sourcing initiatives and lower operating costs following restructuring actions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

Laboratory Products and Services

(Dollars in millions)	2010	2009	Change
Revenues	$ 6,693.0	$ 6,426.6	4%
Operating Income Margin	13.9%	13.7%	0.2

Sales in the Laboratory Products and Services segment increased $266 million to $6.69 billion in 2010. The unfavorable effects of currency translation resulted in a nominal decrease in revenues in 2010. Sales increased $34 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $232 million (4%) primarily due to stronger demand and, to a lesser extent, increased prices. Demand for laboratory equipment, which had been particularly weak in 2009, and consumables improved in 2010. The increase in revenues was offset in part by a $102 million, net reduction in sales due to termination and transition of a supply contract discussed below and, to a lesser extent, lower revenues associated with flu due to milder flu conditions in 2010.

In November 2009, a significant supplier of the company's healthcare market channel notified the company that it intended to cease an existing supply arrangement in mid-2010. The company believes this was in part a response to the company's strategic decision to expand its product offerings to provide its customers with a broader menu of diagnostic solutions. The company has signed an agreement with an alternative supplier of laboratory products and has begun selling these and other products from the new supplier offsetting a portion of the drop in revenue. As a result of these events, sales were unfavorably affected by $102 million, net, in 2010 compared with 2009. The company expects that cessation of the supply contract will continue to unfavorably affect revenue growth by approximately $55 million in the first half of 2011.

Operating income margin increased to 13.9% in 2010 from 13.7% in 2009, primarily due to profit on incremental sales and, to a lesser extent, productivity improvements, global sourcing initiatives and lower operating costs following restructuring actions, offset in part by strategic investments including expansion of sales and marketing staff in the Asia/Pacific region and information technology initiatives in Europe.

Other Expense, Net

The company reported other expense, net, of $100 million and $122 million in 2010 and 2009, respectively (Note 4). Interest expense decreased to $85 million from $118 million in 2009 primarily as a result of lower interest rates on variable rate debt following refinancings completed in late 2009 and the first half of 2010. In 2010 and 2009, other expense, net, includes losses on the early extinguishment of debt of $17 million and $15 million, respectively (Note 9) and in 2010, $8 million of fees associated with short-term financing commitments for the pending Dionex acquisition.

Provision for Income Taxes

The company's effective tax rates were 11.3% and 8.2% in 2010 and 2009, respectively. The increase in the effective tax rate was primarily due to increased earnings in higher tax jurisdictions. The tax provision in 2010 was favorably affected by $17.4 million or 1.5 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates. The company expects its effective tax rate in 2011 will be between 15.5% and 17.5% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of changes in tax rates.

In the third quarter of 2010, the U.S. Congress enacted legislation that the company expects will reduce the amount of foreign tax credits available to the company beginning in 2011. While complete detailed regulations have yet to be issued, the company is studying the possible effect of the legislation and has identified tax planning and mitigating actions it will undertake which are expected to offset the adverse impact on the company's tax provision of a loss of foreign tax credits.

Contingent Liabilities

At the end of 2010, the company was contingently liable with respect to certain legal proceedings and related matters. An unfavorable outcome in one or more of the matters described under "Litigation and Related Contingencies" in Note 10 could materially affect the company's financial position as well as its results of operations and cash flows.

Discontinued Operations

During 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

Recent Accounting Pronouncements

In September 2009, the Emerging Issues Task Force issued new rules pertaining to the accounting for revenue arrangements with multiple customer deliverables and for software-enabled products. The new rule pertaining to arrangements under which the company has multiple customer deliverables provides an alternative method for establishing the fair value of a deliverable when vendor specific objective evidence or third-party evidence is not available. The guidance requires the determination of the best estimate of selling price to separate deliverables and allows the allocation of the customer's consideration using this relative selling price model. The new guidance pertaining to software-enabled products revised the existing software accounting guidance to exclude equipment where the software is more than incidental to the value of the product. Under the new standard, such equipment is accounted for under revenue recognition criteria applicable to tangible products instead of that applicable to software. The company adopted the rules prospectively on January 1, 2010. Adoption did not materially affect the company's results of operations or financial position.

Effective January 1, 2010, the company adopted new accounting guidance pertaining to the consolidation assessment of variable interest entities. The new guidance requires the company to determine whether its variable interests in third party entities give the company a controlling financial interest in the entities. This amended guidance replaces the previous quantitative approach for identifying when enterprises should consolidate variable interest entities with a qualitative analysis, based on which enterprise has both (1) the power to direct the economic activities of a variable interest entity and (2) the obligation to absorb losses or receive benefits from the entity that could be significant to the variable interest entity. Adoption of this standard did not have an impact on the company's results of operations or financial position.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

2009 Compared With 2008

Continuing Operations

(In millions)	2009	2008	Total Change	Currency Translation	Acquisitions/ Divestitures	Operations
Revenues						
Analytical Technologies	$ 4,153.9	$ 4,468.6	$ (314.7)	$ (92.2)	$ 43.8	$ (266.3)
Laboratory Products and Services	6,426.6	6,455.2	(28.6)	(127.5)	121.4	(22.5)
Eliminations	(470.8)	(425.8)	(45.0)	8.6	(0.5)	(53.1)
Consolidated Revenues	$ 10,109.7	$ 10,498.0	$ (388.3)	$ (211.1)	$ 164.7	$ (341.9)

Sales in 2009 were $10.11 billion, a decrease of $388 million from 2008. The unfavorable effects of currency translation resulted in a decrease in revenues of $211 million in 2009. Sales increased $165 million due to acquisitions, net of divestitures. Aside from the effects of currency translation and acquisitions, net of divestitures, revenues decreased $342 million (3%) primarily a result of decreased demand which the company believes was due to economic uncertainty offset in part by price increases, as described by segment below. Sales of equipment and, to a lesser extent, services were particularly affected as the company believes customers reduced purchases due to the global market downturn. Sales of consumables grew modestly, however, and were not as significantly affected by the severe economic conditions. Sales were down in North America and Europe but grew modestly in Asia.

In the latter part of 2009, the dollar weakened against other major currencies in which the company sells products and services. Weakening of the dollar had a favorable effect on revenues of the company of approximately 3% in the fourth quarter of 2009 compared with the fourth quarter of 2008.

In 2009, operating income and operating income margin were $1.05 billion and 10.4%, respectively, compared with $1.23 billion and 11.7%, respectively, in 2008. The decrease in operating income was due to lower profitability at existing businesses resulting from decreased revenues offset in part by price increases and productivity improvements including lower operating costs following restructuring actions and global sourcing initiatives. In addition, restructuring and other costs increased $32 million in 2009 due primarily to a pension plan curtailment gain in the 2008 period and, to a lesser extent, increased cost reduction measures in 2009 due to the economic downturn.

In 2009, the company recorded restructuring and other costs, net, of $69 million, including $7 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $2 million of charges to selling, general and administrative expenses for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a gain primarily for settlement of certain pre-merger Fisher product liability-related matters. The company incurred $62 million of cash costs, primarily for actions in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company also incurred a $2 million loss on an abandoned facility held for sale that was sold in July 2009 and a $3 million charge for pension termination benefits, offset by a $7 million gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher in 2006 (Note 14). In 2008, the company recorded restructuring and other costs, net, of $37 million, including $2 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. The company incurred $38 million of cash costs primarily for severance to reduce headcount at several businesses in response to economic uncertainty and a decline in

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

financial markets and for abandoned facility expenses at businesses that have been or are being consolidated. The company also recorded a $7 million charge for the impairment of acquisition-related intangible assets associated with a small business unit acquired as part of Fisher, a $5 million loss from a litigation-related matter assumed as part of the merger with Fisher, a $3 million net loss on the sale of businesses and a $3 million charge for in-process research and development at an acquired business. These charges were offset by a $19 million gain on the curtailment of part of a pension plan in the U.S.

Segment Results

(Dollars in millions)	2009	2008	Change
Revenues			
Analytical Technologies	$ 4,153.9	$ 4,468.6	(7)%
Laboratory Products and Services	6,426.6	6,455.2	(0)%
Eliminations	(470.8)	(425.8)	11%
Consolidated Revenues	$ 10,109.7	$ 10,498.0	(4)%
Segment Income			
Analytical Technologies	$ 837.3	$ 955.3	(12)%
Laboratory Products and Services	877.6	913.8	(4)%
Subtotal Reportable Segments	1,714.9	1,869.1	(8)%
Cost of Revenues Charges	(6.7)	(1.5)	
Selling, General and Administrative Costs, Net	(1.5)	—	
Restructuring and Other Costs, Net	(60.8)	(35.4)	
Amortization of Acquisition-related Intangible Assets	(597.0)	(602.8)	
Consolidated Operating Income	$ 1,048.9	$ 1,229.4	(15)%
Reportable Segments Operating Income Margin	17.0%	17.8%	
Consolidated Operating Income Margin	10.4%	11.7%	

Income from the company's reportable segments decreased 8% to $1.71 billion in 2009 due primarily to lower profitability at existing businesses, resulting from decreased revenues offset in part by price increases and productivity improvements including global sourcing and lower operating costs following restructuring actions.

Analytical Technologies

(Dollars in millions)	2009	2008	Change
Revenues	$ 4,153.9	$ 4,468.6	(7)%
Operating Income Margin	20.2%	21.4%	(1.2)

Sales in the Analytical Technologies segment decreased $315 million to $4.15 billion in 2009. The unfavorable effects of currency translation resulted in a decrease in revenue of $92 million in 2009. Sales increased $44 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues decreased $267 million (6%) primarily due to lower demand offset in part by increased prices. Demand in industrial markets for environmental and process control instruments was particularly weak, which the company believes was due to the global economic downturn. The decrease in sales of these products was offset in part by higher demand for bioscience offerings and diagnostic products, including flu tests.

Operating income margin was 20.2% in 2009 and 21.4% in 2008. The decrease resulted from lower profitability from decreased revenues, offset in part by price increases and productivity improvements, including lower operating costs following restructuring actions and global sourcing initiatives.

Laboratory Products and Services

(Dollars in millions)	2009	2008	Change
Revenues	$ 6,426.6	$ 6,455.2	0%
Operating Income Margin	13.7%	14.2%	(0.5)

Sales in the Laboratory Products and Services segment decreased $29 million to $6.43 billion in 2009. The unfavorable effects of currency translation resulted in a decrease in revenues of $128 million in 2009. Sales increased $121 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues decreased $22 million primarily due to a decrease in sales of products purchased from a supplier discussed below, offset in part by increased prices. Demand for laboratory equipment was weak as the company believes customers reduced purchases due to the global economic downturn, however, this was more than offset by higher demand for products purchased through the company's research market and healthcare market channels.

In July 2008, the company and a significant supplier of its healthcare market channel extended an existing agreement for two years through 2010. Under the revised agreement, the company's revenues from the sale of products purchased from the supplier decreased $61 million in 2009 to $205 million.

Operating income margin decreased to 13.7% in 2009 from 14.2% in 2008, primarily due to lower profitability from decreased revenues, offset in part by price increases and productivity improvements, including lower operating costs following restructuring actions and global sourcing initiatives.

Other Expense, Net

The company reported other expense, net, of $122 million and $101 million in 2009 and 2008, respectively (Note 4). Interest income decreased to $16 million in 2009 from $52 million in 2008 primarily due to lower interest rates on invested cash balances. Interest expense decreased to $118 million from $152 million in 2008 primarily as a result of a reduction in average debt and lower interest rates on variable rate debt. In 2009, other expense, net, includes a $15 million loss on the early extinguishment of debt (Note 9).

Provision for Income Taxes

The company's effective tax rates were 8.2% and 13.5% in 2009 and 2008, respectively. The decrease in the effective tax rate was primarily due to reduced earnings in higher tax jurisdictions. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of changes in tax rates. The tax provision in 2008 was favorably affected by $28 million or 2.5 percentage points resulting from the impact on deferred tax balances of changes in tax rates.

Discontinued Operations

During 2008, the company recorded additional proceeds and the reversal of a reserve on a note receivable related to a business divested in 2003, resulting in an after-tax gain of $6 million. The note was collected in July 2008.

Liquidity and Capital Resources

Consolidated working capital was $2.43 billion at December 31, 2010, compared with $2.89 billion at December 31, 2009. Included in working capital were cash, cash equivalents and short-term investments of $0.93 billion at December 31, 2010 and $1.57 billion at December 31, 2009. The decreases resulted primarily from cash used for repurchases of company common stock and acquisitions, as discussed below.

2010

Cash provided by operating activities was $1.50 billion during 2010. Increases in accounts receivable and inventories used cash of $90 million and $28 million, respectively, primarily to support growth in sales. Increases in other assets used cash of $81 million primarily due to the timing of value added tax (VAT) refunds and prepaid expenses. Cash payments for income taxes totaled $370 million in 2010, compared with $330 million in 2009 due to an increase in taxable income. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $48 million during 2010.

During 2010, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $606 million for acquisitions and $266 million for purchases of property, plant and equipment. In December 2010, the company entered an agreement to acquire Dionex Corporation for $2.1 billion in cash. Completion of the acquisition is subject to a majority of the outstanding shares of Dionex having been tendered and certain regulatory approvals. In February 2011, the company entered separate agreements to sell both its Athena Diagnostics and Lancaster Laboratories businesses for aggregate consideration of $940 million in cash. The transactions are subject to regulatory approvals and other closing conditions.

The company's financing activities used $1.30 billion of cash during 2010, principally for the extinguishment of debt and repurchase of $1.01 billion of the company's common stock, offset in part by the net proceeds from the issuance of long-term debt of $741 million. The company used the net proceeds from the issuance of debt and existing cash balances to convert all of the $326 million principal outstanding on its Floating Rate Convertible Debentures due 2033 for a total cash outlay of $573 million and to redeem all of its $500 million principal outstanding 6 1/8% Senior Subordinated Notes at a redemption price of $1,030.63 per $1,000 principal amount for a total cash outlay of $515 million (Note 9). The company's financing activities also included $77 million of proceeds of employee stock option exercises. On April 19, 2010, the Board of Directors authorized the repurchase of up to $750 million of the company's common stock through April 19, 2011. On September 8, 2010, the Board of Directors authorized the repurchase of up to an additional $750 million of the company's common stock through September 8, 2011. At December 31, 2010, $487.5 million was available for future repurchases of the company's common stock under these authorizations. On February 23, 2011, the Board of Directors authorized the repurchase of up to an additional $750 million of the company's common stock through February 22, 2012.

The company has no material commitments for purchases of property, plant and equipment and expects that for all of 2011, such expenditures will approximate $285 to $310 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

As of December 31, 2010, the company's outstanding debt totaled $2.14 billion, of which approximately $0.33 billion is convertible debt, at a conversion price of $40.20 per share. Upon an investor's election to convert, the company is required to pay the principal portion of these debentures in cash, and the balance of the conversion value in either cash or stock, at the company's election. For any holders electing to convert in the next 12 months or electing to put the debt to the company at the first date on which this is permitted (March 2011), the company intends to draw on its revolving credit facility to fund any principal payments in excess of $100 million which has been classified as a current liability in the accompanying balance sheet. The facility is an unsecured revolving credit agreement expiring in 2012 with available capacity of $952 million at December 31, 2010.

In December 2010, the company obtained short-term financing commitments from two investment banking firms to fund $1.5 billion of the purchase price of Dionex. However, in February 2011, the company issued $2.2 billion of senior notes with maturities of 3 – 10 years, primarily to fund the purchase of Dionex, and subsequently terminated the short-term financing commitment. If the company does not consummate the Dionex acquisition by September 30, 2011, the company will be required to redeem these notes in whole at a redemption price of 101% of the aggregate principal, plus accrued and unpaid interest.

The company believes that its existing cash and short-term investments of $926 million as of December 31, 2010, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreement, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

2009

Cash provided by operating activities was $1.66 billion during 2009. Decreases in accounts receivable and inventory provided cash of $127 million and $108 million, respectively. A decrease in accounts payable used cash of $45 million. The decrease in accounts receivable resulted primarily from improved collections and the decrease in inventories resulted primarily from increased fourth quarter shipments in 2009 over the fourth quarter of 2008. The decrease in accounts payable was primarily due to the timing of payments. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $51 million during 2009. Cash payments for income taxes totaled $330 million and $292 million in 2009 and 2008, respectively.

During 2009, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $637 million for acquisitions and $208 million for purchases of property, plant and equipment.

The company's financing activities used $558 million of cash during 2009, principally for the extinguishment of debt and the repurchase of $415 million of the company's common stock, offset in part by net proceeds from the issuance of long-term debt of $748 million. In December 2009, the company redeemed all of the $300 million principal outstanding on its 6.75% Senior Subordinated Notes due 2014 at a redemption price of 103.375% for a total cash outlay of $317 million including accrued interest. Also in December 2009, the company repurchased in a tender offer $282 million aggregate principal amount of its 2.50% convertible Senior Notes due 2023 at $2,072.4743 per $1,000 principal amount for a total cash outlay of $587 million including accrued and unpaid interest (Note 9). The company's financing activities also included $54 million of proceeds of employee stock option exercises.

2008

Cash provided by operating activities was $1.42 billion during 2008. A decrease in accounts payable used $124 million of cash due to the timing of payments at year-end. Increases in accounts receivable and inventories used cash of $51 million and $50 million, respectively, representing working capital increases associated with the growth in

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

revenues. Cash payments for income taxes, net of refunds, totaled $292 million in 2008 compared with $125 million in 2007, primarily as a result of no longer having tax loss carryforwards in the U.S. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $36 million during 2008.

During 2008, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $201 million for acquisitions and $264 million for purchases of property, plant and equipment.

The company's financing activities used $228 million of cash during 2008, principally for the repurchase of $187 million of the company's common stock and repayment of $151 million of debt, offset in part by proceeds of stock option exercises. The company had proceeds of $85 million from the exercise of employee stock options and $25 million of tax benefits from the exercise of stock options.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2008 - 2010 except for letters of credit, bank guarantees, surety bonds and other guarantees disclosed in the table below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds and other guarantees, $3.9 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold. The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the company's contractual obligations and other commercial commitments as of December 31, 2010.

	Payments due by Period or Expiration of Commitment				
(In millions)	2011	2012 and 2013	2014 and 2015	2016 and Thereafter	Total
Contractual Obligations and Other Commercial Commitments					
Debt principal, including short-term debt (a)	$ 104.9	$ 355.9	$ 1,110.4	$ 530.9	$ 2,102.1
Interest (b)	48.6	94.5	77.1	148.4	368.6
Capital lease obligations	0.8	0.6	0.1	—	1.5
Operating lease obligations	103.9	144.1	80.9	68.6	397.5
Unconditional purchase obligations (c)	197.9	13.1	—	—	211.0
Letters of credit and bank guarantees	68.4	7.7	0.1	20.2	96.4
Surety bonds and other guarantees	36.5	10.2	—	—	46.7
Pension obligations on balance sheet	24.0	53.2	59.7	109.6	246.5
Asset retirement obligations	4.0	4.9	2.3	11.4	22.6
Acquisition-related contingent consideration accrued on balance sheet	27.5	1.2	—	—	28.7
Other (d)	6.2	—	—	—	6.2
	$ 622.7	$ 685.4	$ 1,330.6	$ 889.1	$ 3,527.8

(a) Amounts represent the expected cash payments for debt and do not include any deferred issuance costs.
(b) For the purpose of this calculation, amounts assume interest rates on floating rate obligations remain unchanged from levels at December 31, 2010, throughout the life of the obligation.
(c) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.
(d) Obligation represents funding commitments pursuant to investments held by the company.

Reserves for unrecognized tax benefits of $62 million have not been included in the above table due to the inability to predict the timing of tax audit resolutions.

In December 2010, the company entered into an agreement to acquire Dionex Corporation for $2.1 billion in cash. Completion of the acquisition is subject to a majority of the outstanding shares of Dionex having been tendered and certain regulatory approvals.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

The company has no material commitments for purchases of property, plant and equipment but expects that for 2011, such expenditures for its existing business will approximate $285 to $310 million.

In disposing of assets or businesses, the company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste facilities, and unidentified tax liabilities and legal fees related to periods prior to the disposition. The company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, annual results of operations or cash flows.

The company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business – Environmental Matters for a discussion of these liabilities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risk from changes in interest rates, currency exchange rates, commodity prices and equity prices, which could affect its future results of operations and financial condition. The company manages its exposure to these risks through its regular operating and financing activities. Additionally, the company uses short-term forward and option contracts primarily to hedge certain operational and balance sheet exposures resulting from changes in currency exchange rates or commodity prices. Such exposures result from purchases, sales and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations or commodity price movement. The company engages in limited hedging activities primarily to protect the company's cash flows related to these commitments from fluctuations in currency exchange rates and from volatility in commodity prices. The currency-exchange contracts principally hedge transactions denominated in Euros, British pounds sterling, Chinese yuan, Japanese yen, Australian dollars, Indian rupees, Canadian dollars and Chilean pesos. Income and losses arising from these derivative contracts are recognized as offsets to losses and income resulting from the underlying exposure being hedged. The company does not enter into speculative derivative agreements.

Interest Rates

The company is exposed to changes in interest rates while conducting normal business operations as a result of ongoing investing and financing activities, which affect the company's debt as well as cash and cash equivalents. As of December 31, 2010, the company's debt portfolio was comprised of a combination of fixed and floating rate borrowings. The fair market value of the company's fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The total estimated fair value of the company's debt at December 31, 2010 was $2.29 billion. Fair values were determined from available market prices using current interest rates and terms to maturity. If interest rates were to decrease by 100 basis points, the fair value of the company's debt at December 31; 2010 would increase by approximately $77 million.

In addition, interest rate changes would result in a change in the company's interest expense due to variable-rate debt instruments including swap arrangements. A 100-basis-point increase in interest rates at December 31, 2010, would increase the company's annual pre-tax interest expense by approximately $12 million.

Currency Exchange Rates

The company views its investment in international subsidiaries with a functional currency other than the company's reporting currency as permanent. The company's investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of the company's international subsidiaries are

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (continued)

principally denominated in Euros, British pounds sterling, Canadian dollars, Swedish kronor, and Swiss francs. The effect of a change in currency exchange rates on the company's net investment in international subsidiaries is reflected in the "accumulated other comprehensive items" component of shareholders' equity. A 10% depreciation in year-end 2010 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' equity of $441 million.

The fair value of forward currency-exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that the company would pay or receive upon termination of the contract, taking into account the change in currency exchange rates. A 10% appreciation in year-end 2010 non-functional currency exchange rates related to the company's contracts would result in an increase in the unrealized loss on forward currency-exchange contracts of $41 million. The unrealized gains or losses on forward currency-exchange contracts resulting from changes in currency exchange rates are expected to approximately offset losses or gains on the exposures being hedged.

Certain of the company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in currency exchange rates. A 10% depreciation in the related year-end 2010 non-functional currency exchange rates applied to such cash balances would result in a negative impact of $12 million on the company's net income.

Equity Prices

The company's convertible obligations are sensitive to fluctuations in the price of the company's common stock. Changes in equity prices would result in changes in the fair value of the company's convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in year-end 2010 market equity prices would increase the fair value of the company's convertible obligations by $45 million.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report. See Item 15 "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on this evaluation, the company's chief executive officer and chief financial officer concluded that, as of December 31, 2010, the company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, reported and accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 9A. Controls and Procedures (continued)

Management's Annual Report on Internal Control Over Financial Reporting

The company's management, including the company's chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's management conducted an assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2010 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the company's management concluded that, as of December 31, 2010, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2010, as stated in their report that appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2010, that have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to directors required by this Item will be contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year (2011 Definitive Proxy Statement) and is incorporated in this report by reference.

The information with respect to executive officers required by this Item is included in Item 1 of Part I of this report.

The other information required by this Item will be contained in our 2011 Definitive Proxy Statement and is incorporated in this report by reference.

Item 11. Executive Compensation

The information required by this Item will be contained in our 2011 Definitive Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our 2011 Definitive Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be contained in our 2011 Definitive Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our 2011 Definitive Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on page F-1 of this report):

Report of Independent Registered Public Accounting Firm
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Comprehensive Income and Shareholders' Equity
Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule (see Index on page F-1 of this report):

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

(b) Exhibits

See the Exhibit Index on page 58.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011	THERMO FISHER SCIENTIFIC INC.
	By: /s/ Marc N. Casper Marc N. Casper President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of February 24, 2011.

Signature	Title
By: /s/ Marc N. Casper Marc N. Casper	President, Chief Executive Officer and Director (Principal Executive Officer)
By: /s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director
By: /s/ Peter M. Wilver Peter M. Wilver	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Peter E. Hornstra Peter E. Hornstra	Vice President and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ Nelson J. Chai Nelson J. Chai	Director
By: /s/ Tyler E. Jacks Tyler E. Jacks	Director
By: /s/ Judy C. Lewent Judy C. Lewent	Director
By: /s/ Thomas J. Lynch Thomas J. Lynch	Director
By: /s/ Peter J. Manning Peter J. Manning	Director
By: /s/ William G. Parrett William G. Parrett	Director
By: /s/ Michael E. Porter Michael E. Porter	Director
By: /s/ Scott M. Sperling Scott M. Sperling	Director
By: /s/ Elaine S. Ullian Elaine S. Ullian	Director

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of December 12, 2010, among Thermo Fisher Scientific Inc., Weston D Merger Co., and Dionex Corporation (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed December 16, 2010 [File No. 1-8002] and incorporated in this document by reference).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 [File No. 1-8002] and incorporated in this document by reference).
3.2	Amendment to Thermo Fisher Scientific Inc.'s Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
3.3	Bylaws of the Registrant, as amended and effective as of May 15, 2008 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 [File No. 1-8002] and incorporated in this document by reference).
	The Registrant agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission, upon request, a copy of each instrument with respect to long-term debt of the Registrant or its consolidated subsidiaries.
4.1	Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed September 16, 2005 [File No. 1-8002] and incorporated in this document by reference).
4.2	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Registrant's Registration Statement on Form 8-A/A filed May 12, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.1	Thermo Fisher Scientific Inc. Deferred Compensation Plan for Directors of the Registrant, as amended and restated on September 12, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.2	Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.21 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.3	Thermo Fisher Scientific Inc. 2008 Annual Incentive Award Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.4	Thermo Fisher Scientific Inc. 2001 Equity Incentive Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.5	Thermo Electron Corporation Deferred Compensation Plan, effective November 1, 2001 (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).*
10.6	Form of Amended and Restated Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.7	Executive Registry Program at the Massachusetts General Hospital (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference).*
10.8	Form of Executive Change in Control Retention Agreement for Officers dated May 15, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.9	Thermo Fisher Scientific Inc. Executive Severance Policy (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.10	Credit Agreement dated August 29, 2006, among the Registrant, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed September 1, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.11	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under certain of the Registrant's equity incentive plans to officers and directors of the Registrant (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed March 2, 2005 [File No. 1-8002] and incorporated in this document by reference).*
10.12	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's 2005 Stock Incentive Plan to officers and directors (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed May 23, 2005 [File No. 1-8002] and incorporated in this document by reference).*
10.13	Form of Thermo Fisher Scientific Inc. Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans, as amended and restated on November 9, 2006 to officers and directors of the Registrant (other than Marc Casper) (filed as Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.14	Stock Option Agreement dated November 9, 2006 with Marc Casper (filed as Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.15	Form of Thermo Fisher Scientific Inc.'s 2006 Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant (other than Marc Casper) (filed as Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.16	Summary of Thermo Fisher Scientific Inc. Annual Director Compensation (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.17	Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.18	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended for awards granted on or after November 9, 2006 (filed as Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.19	Summary of Annual Incentive Program of Thermo Electron Corporation (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 [File No. 1-8002] and incorporated in this document by reference).*
10.20	Summary of 2010 Annual Cash Incentive Plan Matters (set forth in Item 5.02 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] under the heading "Annual Cash Incentive Plans – Establishment of Criteria for 2010 Bonus" and incorporated in this document by reference).*
10.21	Form of Noncompetition Agreement between the Registrant and certain key employees and executive officers (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.22	Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.12 to Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, filed March 24, 1993 [File No. 1-10920] and incorporated in this document by reference).*
10.23	First Amendment to the Fisher Scientific International Inc. Retirement Plan for Non-Employee Directors (filed as Exhibit 10.04 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed May 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.24	Amendment to Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.02 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 7, 2006 [File No. 1-10920] and incorporated in this document by reference).*
10.25	Fisher Scientific International Inc. 2001 Equity and Incentive Plan, effective as of May 16, 2001 (filed as Annex I to Fisher Scientific International Inc.'s definitive proxy statement filed April 12, 2001 [File No. 1-10920] and incorporated in this document by reference).*
10.26	Form of Fisher Scientific International Inc. Non-Qualified Stock Option Award Agreement (Management Options — Fisher Scientific International Inc. 2001 Equity and Incentive Plan) (filed as Exhibit 10.1 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004 [File No. 1-10920] and incorporated in this document by reference).*
10.27	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, effective as of May 6, 2005 (filed as Exhibit A to Fisher Scientific International Inc.'s definitive proxy statement filed April 4, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.28	Form of 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed June 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.29	Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan, effective January 1, 2009 (filed as Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.30	Description of Amendments to certain Stock Option Plans made in February 2008 (filed as Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.31	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.78 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.32	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.79 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.33	Amendment dated February 27, 2008 to Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.80 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.34	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2001 Equity Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.35	Form of Thermo Fisher Scientific Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans to directors of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.36	Thermo Fisher Scientific Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.37	Stock Option Agreement dated May 15, 2008 between the Registrant and Marc Casper (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.38	Form of Thermo Fisher Scientific Inc.'s March 2008 Performance Restricted Stock Agreement for use in connection with the grant of performance restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed March 10, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.39	Form of Executive Change in Control Retention Agreement for Officers (for officers appointed after February 26, 2009) (filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.40	Form of Thermo Fisher Scientific Inc.'s February 2009 Performance Restricted Stock Unit Agreement (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.41	Form of Thermo Fisher Scientific Inc.'s February 2009 Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.42	Amendment No. 1 to Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.43	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.44	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.45	Time-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.46	Performance-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.47	2009 Restatement of Executive Severance Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.48	Executive Change In Control Retention Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.49	Noncompetition Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.50	Amendment No. 1 to Executive Severance Policy, dated February 25, 2010 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.51	Amendment No. 1 to 2009 Restatement of Executive Severance Agreement, dated February 25, 2010, between the Registrant and Marc N. Casper (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.52	Form of Thermo Fisher Scientific Inc.'s March 2010 Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 10, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.53	Form of Thermo Fisher Scientific Inc.'s March 2010 Performance Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 10, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.54	Amendment No. 2 to Executive Severance Policy, dated November 10, 2010.*
10.55	Amendment No. 2 to 2009 Restatement of Executive Severance Agreement, dated November 10, 2010, between the Registrant and Marc N. Casper.*
10.56	Amendment No. 1 to Executive Change In Control Retention Agreement, dated November 10, 2010, between Marc N. Casper and the Registrant.*
10.57	Amendment to 2008 Stock Incentive Plan dated November 10, 2010.*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.58	Form of Thermo Fisher Scientific Inc.'s February 2011 Restricted Stock Unit Agreement (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*
10.59	Form of Thermo Fisher Scientific Inc.'s February 2011 Stock Option Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*
10.60	Summary of 2011 Annual Cash Incentive Plan Matters (set forth in Item 5.02 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] under the heading "Annual Cash Incentive Plans – Establishment of Criteria for 2011 Bonus" and incorporated in this document by reference).*
10.61	Stock Option Agreement, between Marc Casper and the Registrant, dated February 23, 2011 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*
21	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

*Indicates management contract or compensatory plan, contract or arrangement.

**Certification is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification is not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that the registrant specifically incorporates it by reference.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, (ii) Consolidated Balance Sheets at December 31, 2010, and 2009, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, (iv) Consolidated Statement of Comprehensive Income and Shareholders' Equity for the years ended December 31, 2010, 2009 and 2008 and (v) Notes to Consolidated Financial Statements.

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

THERMO FISHER SCIENTIFIC INC.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO FISHER SCIENTIFIC INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Thermo Fisher Scientific Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Thermo Fisher Scientific Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A of Thermo Fisher Scientific Inc.'s Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 24, 2011

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF INCOME

(In millions except per share amounts)	Year Ended December 31, 2010	2009	2008
Revenues			
Product revenues	$ 9,135.2	$ 8,523.7	$ 8,838.8
Service revenues	1,653.5	1,586.0	1,659.2
	10,788.7	10,109.7	10,498.0
Costs and Operating Expenses:			
Cost of product revenues	5,393.6	5,157.9	5,299.6
Cost of service revenues	956.4	927.1	992.2
Selling, general and administrative expenses	2,826.2	2,668.9	2,692.3
Research and development expenses	287.2	246.1	249.1
Restructuring and other costs, net	60.4	60.8	35.4
	9,523.8	9,060.8	9,268.6
Operating Income	1,264.9	1,048.9	1,229.4
Other Expense, Net	(100.3)	(121.8)	(101.4)
Income from Continuing Operations Before Provision for Income Taxes	1,164.6	927.1	1,128.0
Provision for Income Taxes	(131.5)	(75.8)	(152.6)
Income from Continuing Operations	1,033.1	851.3	975.4
Gain (Loss) on Disposal of Discontinued Operations, Net (net of income tax provision of $1.5 and $3.5 in 2010 and 2008, respectively, and income tax benefit of $0.6 in 2009)	2.5	(1.0)	5.5
Net Income	$ 1,035.6	$ 850.3	$ 980.9
Earnings per Share from Continuing Operations			
Basic	$ 2.56	$ 2.06	$ 2.33
Diluted	$ 2.52	$ 2.01	$ 2.24
Earnings per Share			
Basic	$ 2.57	$ 2.06	$ 2.34
Diluted	$ 2.53	$ 2.01	$ 2.25
Weighted Average Shares			
Basic	403.3	412.4	418.2
Diluted	409.4	422.8	434.7

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET

(In millions)		December 31, 2010		2009
Assets				
Current Assets:				
Cash and cash equivalents	$	917.1	$	1,564.1
Short-term investments, at quoted market value		8.9		7.1
Accounts receivable, less allowances of $39.9 and $47.2		1,516.8		1,409.6
Inventories		1,175.1		1,131.4
Deferred tax assets		198.4		160.0
Other current assets		318.7		258.7
		4,135.0		4,530.9
Property, Plant and Equipment, at Cost, Net		1,408.6		1,333.4
Acquisition-related Intangible Assets, Net		6,041.1		6,337.0
Other Assets		494.1		440.8
Goodwill		9,270.6		8,982.9
	$	21,349.4	$	21,625.0

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET (Continued)

(In millions except share amounts)	December 31, 2010	2009
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 105.8	$ 117.5
Accounts payable	551.0	533.6
Accrued payroll and employee benefits	311.1	286.0
Accrued income taxes	59.2	28.4
Deferred revenue	158.3	139.8
Other accrued expenses	524.4	534.0
	1,709.8	1,639.3
Deferred Income Taxes	1,684.4	1,933.8
Other Long-term Liabilities	562.9	555.1
Long-term Obligations	2,031.3	2,064.0
Commitments and Contingencies (Note 10)		
Incremental Convertible Debt Obligation	—	1.9
Shareholders' Equity:		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 1,200,000,000 shares authorized; 401,779,152 and 423,875,260 shares issued	401.8	423.9
Capital in excess of par value	10,019.7	11,140.7
Retained earnings	5,386.4	4,350.8
Treasury stock at cost, 10,409,268 and 14,564,637 shares	(490.5)	(576.5)
Accumulated other comprehensive items	43.6	92.0
	15,361.0	15,430.9
	$ 21,349.4	$ 21,625.0

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	Year Ended December 31, 2010	2009	2008
Operating Activities			
Net Income	$ 1,035.6	$ 850.3	$ 980.9
Loss (gain) on disposal of discontinued operations	(2.5)	1.0	(5.5)
Income from continuing operations	1,033.1	851.3	975.4
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	770.0	787.3	792.7
Change in deferred income taxes	(272.4)	(248.6)	(131.4)
Non-cash stock-based compensation	83.1	68.1	57.1
Non-cash interest expense on convertible debt	9.1	22.5	21.6
Non-cash charges for sale of inventories revalued at the date of acquisition	11.4	3.7	1.0
Tax benefits from stock-based compensation awards	(12.8)	(2.6)	(25.4)
Other non-cash expenses, net	63.9	63.8	48.5
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable	(89.5)	127.3	(50.9)
Inventories	(27.9)	108.2	(49.6)
Other assets	(81.3)	(18.4)	(40.6)
Accounts payable	2.5	(44.9)	(123.9)
Other liabilities	33.7	(16.3)	(32.0)
Contributions to retirement plans	(24.4)	(41.1)	(20.7)
Net cash provided by continuing operations	1,498.5	1,660.3	1,421.8
Net cash used in discontinued operations	(0.7)	(1.1)	(1.6)
Net cash provided by operating activities	1,497.8	1,659.2	1,420.2
Investing Activities			
Acquisitions, net of cash acquired	(606.2)	(637.3)	(201.5)
Purchase of property, plant and equipment	(265.5)	(207.5)	(264.4)
Proceeds from sale of property, plant and equipment	10.2	13.4	15.4
Proceeds from sale of businesses, net of cash divested	—	4.4	3.5
Other investing activities, net	(1.5)	(2.5)	(10.9)
Net cash used in continuing operations	(863.0)	(829.5)	(457.9)
Net cash provided by discontinued operations	4.1	—	7.9
Net cash used in investing activities	$ (858.9)	$ (829.5)	$ (450.0)

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(In millions)	Year Ended December 31, 2010	2009	2008
Financing Activities			
Net proceeds from issuance of long-term debt	$ 741.4	$ 748.2	$ —
Settlement of convertible debt	(600.8)	(615.5)	(4.7)
Redemption and repayment of long-term obligations	(505.4)	(311.5)	(131.4)
Purchases of company common stock	(1,012.5)	(414.6)	(187.4)
Net proceeds from issuance of company common stock	77.3	54.4	85.1
Tax benefits from stock-based compensation awards	12.8	2.6	25.4
Decrease in short-term notes payable	(7.9)	(21.1)	(15.4)
Net cash used in financing activities	(1,295.1)	(557.5)	(228.4)
Exchange Rate Effect on Cash of Continuing Operations	9.2	11.4	(86.4)
Increase (Decrease) in Cash and Cash Equivalents	(647.0)	283.6	655.4
Cash and Cash Equivalents at Beginning of Year	1,564.1	1,280.5	625.1
Cash and Cash Equivalents at End of Year	$ 917.1	$ 1,564.1	$ 1,280.5

See Note 13 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

(In millions except share amounts)	Year Ended December 31, 2010	2009	2008
Comprehensive Income			
Net Income	$ 1,035.6	$ 850.3	$ 980.9
Other Comprehensive Items:			
Currency translation adjustment	(27.2)	198.8	(431.6)
Unrealized gains (losses) on available-for-sale investments (net of tax provision of $0.5, $0.9 and $0.3)	1.0	2.2	(1.3)
Unrealized gains on hedging instruments (net of tax provision of $0.1, $0.1 and $0.2)	0.2	0.2	0.2
Pension and other postretirement benefit liability adjustments (net of tax benefit of $9.7 and $63.6 in 2010 and 2008, respectively, and tax provision of $20.9 in 2009)	(22.4)	36.6	(101.5)
	(48.4)	237.8	(534.2)
	$ 987.2	$ 1,088.1	$ 446.7
Shareholders' Equity			
Common Stock, $1 Par Value:			
Balance at beginning of year (423,875,260; 421,791,009 and 439,340,851 shares)	$ 423.9	$ 421.8	$ 439.3
Issuance of shares for conversion of debt (74,089 shares)	—	—	0.1
Retirement of treasury shares (25,000,000 and 25,000,000 shares)	(25.0)	—	(25.0)
Issuance of shares upon exercise of warrants (3,307,170 shares)	—	—	3.3
Issuance of shares under employees' and directors' stock plans (2,903,892; 2,084,251 and 4,068,899 shares)	2.9	2.1	4.1
Balance at end of year (401,779,152; 423,875,260 and 421,791,009 shares)	401.8	423.9	421.8
Capital in Excess of Par Value:			
Balance at beginning of year	11,140.7	11,301.3	12,273.6
Settlement of convertible debt	(216.1)	(312.8)	(0.2)
Retirement of treasury shares	(1,081.3)	—	(1,193.2)
Issuance of shares upon exercise of warrants	—	—	12.7
Activity under employees' and directors' stock plans	80.5	63.4	88.2
Stock-based compensation	83.1	68.1	57.1
Tax benefit related to employees' and directors' stock plans	10.9	(1.6)	25.1
Reclassification from temporary equity	1.9	22.3	38.0
Balance at end of year	$ 10,019.7	$ 11,140.7	$ 11,301.3

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY (Continued)

(In millions except share amounts)	Year Ended December 31, 2010	2009	2008
Retained Earnings			
Balance at beginning of year	$ 4,350.8	$ 3,500.5	$ 2,519.6
Net Income	1,035.6	850.3	980.9
Balance at end of year	5,386.4	4,350.8	3,500.5
Treasury Stock:			
Balance at beginning of year (14,564,637; 3,825,245 and 24,102,880 shares)	(576.5)	(151.3)	(1,157.3)
Purchases of company common stock (20,687,916; 10,463,757 and 4,273,950 shares)	(1,012.5)	(414.6)	(187.4)
Retirement of treasury shares (25,000,000 and 25,000,000 shares)	1,106.3	—	1,218.2
Shares received for exercise of warrants (280,540 shares)	—	—	(16.0)
Activity under employees' and directors' stock plans (156,715; 275,635 and 167,875 shares)	(7.8)	(10.6)	(8.8)
Balance at end of year (10,409,268; 14,564,637 and 3,825,245 shares)	(490.5)	(576.5)	(151.3)
Accumulated Other Comprehensive Items:			
Balance at beginning of year	92.0	(145.8)	388.4
Other comprehensive items	(48.4)	237.8	(534.2)
Balance at end of year	43.6	92.0	(145.8)
	$ 15,361.0	$ 15,430.9	$ 14,926.5

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Thermo Fisher Scientific Inc. (the company) enables customers to make the world healthier, cleaner and safer. The company offers customers a complete range of high-end analytical instruments, software, services, consumables and reagents to enable integrated laboratory workflow solutions and a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Markets served include pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings.

Principles of Consolidation

The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectability is probable and title has passed, which typically occurs upon shipment or delivery or completion of services. If customer-specific acceptance criteria exist, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. When a portion of the customer's payment is not due until installation or other deliverable occurs, the company defers that portion of the revenue until completion of installation or transfer of the deliverable. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

The company recognizes revenue from the sale of software. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the software has occurred and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Service revenues represent the company's service offerings including biopharma outsourcing, asset management, diagnostic testing, training, service contracts, and field service including related time and materials. Service revenues are recognized as the service is performed. Revenues for service contracts are recognized ratably over the contract period.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance when the

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

The company records shipping and handling charges billed to customers in net sales and records shipping and handling costs in cost of product revenues for all periods presented.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2010 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of product warranties, primarily from historical information, in cost of product revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows:

(In millions)		
Balance at December 31, 2008	$	44.1
Provision charged to income		38.9
Usage		(40.6)
Adjustments to previously provided warranties, net		1.9
Other, net		0.9
Balance at December 31, 2009		45.2
Provision charged to income		40.8
Usage		(42.7)
Adjustments to previously provided warranties, net		(1.5)
Other, net		(0.1)
Balance at December 31, 2010	$	41.7

Income Taxes

The company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return presuming the taxing authorities' full knowledge of the positions and all relevant facts, but without discounting for the time value of money (Note 7).

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed using the treasury stock method for the convertible obligations and the exercise of stock options, as well as their related income tax effects (Note 8).

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Investments

The company's marketable equity and debt securities that are part of its cash management activities are considered short-term investments in the accompanying balance sheet. Such securities principally represent available-for-sale investments. In addition, the company owns marketable equity securities that represent less than 20% ownership and for which the company does not have the ability to exert significant influence. Such investments are also considered available-for-sale. All available-for-sale securities are carried at fair market value, with the difference between cost and fair market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' equity (Notes 11 and 12). Decreases in fair market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to fair market value through other expense, net, in the accompanying statement of income (Note 4). Should a decrease in the fair market value of debt securities be deemed attributable to non-credit loss conditions, however, no impairment is recorded in the statement of income if the company has the ability and intent to hold the investment to maturity.

Other investments for which there are not readily determinable market values are accounted for under the cost method of accounting. The company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, which provides that they are recorded at the lower of cost or estimated net realizable value. At December 31, 2010 and 2009, the company had cost method investments with carrying amounts of $10.6 million and $10.4 million, respectively, which are included in other assets.

Inventories

Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out (FIFO) method with certain of the company's businesses utilizing the last-in, first-out (LIFO) method. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. In addition, the company has certain inventory that is subject to fluctuating market pricing. The company assesses the carrying value of this inventory based on a lower of cost or market analysis. The company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in cost of revenues in the accompanying statement of income. The components of inventories are as follows:

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

(In millions)	December 31, 2010	December 31, 2009
Raw Materials	$ 283.5	$ 262.8
Work in Process	108.7	115.5
Finished Goods	782.9	753.1
	$ 1,175.1	$ 1,131.4

The value of inventories maintained using the LIFO method was $152.3 million and $164.1 million at December 31, 2010 and 2009, respectively, which was below estimated replacement cost by $18.9 million and $17.4 million, respectively. The company recorded a reduction in cost of revenues as a result of the liquidation of LIFO inventories of $0.9 million, $1.4 million and $0.2 million in 2010, 2009 and 2008, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statement of income. Property, plant and equipment consists of the following:

(In millions)	December 31, 2010	December 31, 2009
Land	$ 144.3	$ 146.2
Buildings and Improvements	695.1	674.6
Machinery, Equipment and Leasehold Improvements	1,436.5	1,251.0
	2,275.9	2,071.8
Less: Accumulated Depreciation and Amortization	867.3	738.4
	$ 1,408.6	$ 1,333.4

Depreciation and amortization expense of property, plant and equipment including amortization of assets held under capital leases, was $198.3 million, $190.3 million and $189.9 million in 2010, 2009 and 2008, respectively.

Acquisition-related Intangible Assets

Acquisition-related intangible assets include the costs of acquired product technology, patents, tradenames and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. In addition, the company has tradenames and in-process research and development that have indefinite lives and which are not amortized. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate they may be impaired. Acquisition-related intangible assets are as follows:

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

(In millions)	Gross	Accumulated Amortization	Net
2010			
Definite Lives:			
Customer relationships	$ 5,286.5	$ (1,766.7)	$ 3,519.8
Product technology	1,322.6	(570.2)	752.4
Tradenames	676.2	(242.2)	434.0
Patents	19.7	(17.9)	1.8
Other	14.0	(12.2)	1.8
	7,319.0	(2,609.2)	4,709.8
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
In-process research and development	4.4	—	4.4
	$ 8,650.3	$ (2,609.2)	$ 6,041.1
2009			
Definite Lives:			
Customer relationships	$ 5,117.8	$ (1,381.6)	$ 3,736.2
Product technology	1,217.2	(452.2)	765.0
Tradenames	715.6	(211.7)	503.9
Patents	20.3	(17.7)	2.6
Other	13.3	(10.9)	2.4
	7,084.2	(2,074.1)	5,010.1
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
	$ 8,411.1	$ (2,074.1)	$ 6,337.0

The estimated future amortization expense of acquisition-related intangible assets with definite lives is as follows:

(In millions)	
2011	$ 549.9
2012	540.4
2013	533.4
2014	501.0
2015	484.6
2016 and thereafter	2,100.5
	$ 4,709.8

Amortization of acquisition-related intangible assets was $571.7 million, $597.0 million and $602.8 million in 2010, 2009 and 2008, respectively.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, insurance recovery receivables related to product liability matters, notes receivable, fair value adjustments related to interest rate swap agreements, cash surrender value of life insurance, deferred debt expense, capitalized catalog costs, cost-method investments, investments in joint ventures and other assets.

The company owns 49% - 50% interests in two joint ventures and records its pro rata share of the joint ventures' results in other expense, net, in the accompanying statement of income, using the equity method of accounting. The joint ventures were formed to combine the company's capabilities with those of businesses contributed by the respective joint venture partners in the fields of integrated response technology services and disposable laboratory glass products. The results of the joint ventures were not material for any period presented. The company made purchases of products for resale from the glass products joint venture totaling $44.0 million, $45.1 million and $47.2 million in 2010, 2009 and 2008, respectively.

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows and peer market multiples. When an impairment is indicated, any excess of carrying value over the implied fair value of goodwill is recorded as an operating loss. The company completed annual tests for impairment at December 31, 2010 and 2009, and determined that goodwill was not impaired.

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Total
Balance at December 31, 2008	$ 3,186.4	$ 5,491.3	$ 8,677.7
Acquisitions	202.7	67.0	269.7
Finalization of purchase price allocations for 2008 acquisitions	(0.6)	3.4	2.8
Tax benefit from Fisher equity awards	(0.7)	(1.6)	(2.3)
Currency translation	19.4	21.0	40.4
Other	(7.4)	2.0	(5.4)
Balance at December 31, 2009	3,399.8	5,583.1	8,982.9
Acquisitions	308.8	5.0	313.8
Tax benefit from Fisher equity awards	(7.2)	(14.7)	(21.9)
Currency translation	(11.9)	6.8	(5.1)
Other	(7.4)	8.3	0.9
Balance at December 31, 2010	$ 3,682.1	$ 5,588.5	$ 9,270.6

Asset Retirement Obligations

The company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease as interest expense. At December 31, 2010 and 2009, the company had recorded asset retirement obligations of $22.6 million and $22.5 million, respectively.

Loss Contingencies

Accruals are recorded for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial estimates. Additionally, the company records receivables from third-party insurers up to the amount of the loss when recovery has been determined to be probable. Liabilities acquired in acquisitions have been recorded at their fair value and, as such, were discounted to their present value at the dates of acquisition.

Advertising

The company records advertising costs as expenses as incurred, except for certain direct-response advertising, which is capitalized and amortized on a straight-line basis over its expected period of future benefit, generally one to three years. The company has capitalized advertising costs of $3.7 million and $6.3 million at December 31, 2010 and 2009, respectively, included in other assets in the accompanying balance sheet. Direct-response advertising consists of external catalog production and mailing costs, and amortization begins on the date the catalogs are first mailed. Advertising expense, which includes amortization of capitalized direct-response advertising, as described above, was $27.3 million, $31.2 million and $35.1 million in 2010, 2009 and 2008, respectively. Included in advertising expense was catalog amortization of $6.8 million, $11.1 million and $13.1 million for 2010, 2009 and 2008, respectively.

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Derivative Contracts

The company is exposed to certain risks relating to its ongoing business operations including changes to interest rates, currency exchange rates and commodity prices. The company uses derivative instruments primarily to manage currency exchange and interest rate risks. The company recognizes all derivatives, including forward currency-exchange contracts, in the balance sheet at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives that are not designated as hedges are recorded at fair value through earnings.

The company uses short-term forward and option currency-exchange contracts primarily to hedge certain operational and balance sheet exposures resulting from changes in currency exchange rates. Such exposures result from purchases, sales and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in Euros, British pounds sterling, Chinese yuan, Japanese yen, Australian dollars, Indian rupees, Canadian dollars and Chilean pesos. The

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

company enters into these currency-exchange contracts to hedge anticipated product purchases and sales as well as assets and liabilities arising in the normal course of business, principally accounts receivable and intercompany loans. Accordingly, the hedges are not speculative in nature. As part of the company's overall strategy to manage the level of exposure to the risk of currency-exchange fluctuations, some business units hedge a portion of their currency exposures anticipated over the ensuing 12-month period, using exchange contracts that have maturities of 12 months or less. The company has elected not to account for its forward-currency exchange contracts entered into for purposes other than anticipated purchases or sales as hedges. These derivatives are recorded at fair value in its balance sheet in other current assets or other accrued expenses with the changes in fair value reflected immediately in earnings (Note 12). As of December 31, 2010, the company had no outstanding foreign exchange contracts that were hedging anticipated purchases or sales. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management.

Cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2010, the company had no outstanding derivative contracts that were accounted for as cash flow hedges.

Fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in earnings. During 2009 and 2010, in connection with new debt issuances, the company entered into interest rate swap arrangements (Notes 9 and 12). The company includes the gain or loss on the hedged items (fixed-rate debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps..

Recent Accounting Pronouncements

In September 2009, the Emerging Issues Task Force issued new rules pertaining to the accounting for revenue arrangements with multiple customer deliverables and for software-enabled products. The new rule pertaining to arrangements under which the company has multiple customer deliverables provides an alternative method for establishing the fair value of a deliverable when vendor specific objective evidence or third-party evidence is not available. The guidance requires the determination of the best estimate of selling price to separate deliverables and allows the allocation of the customer's consideration using this relative selling price model. The new guidance pertaining to software-enabled products revised the existing software accounting guidance to exclude equipment where the software is more than incidental to the value of the product. Under the new standard, such equipment is accounted for under revenue recognition criteria applicable to tangible products instead of that applicable to software. The company adopted the rules prospectively on January 1, 2010. Adoption did not materially affect the company's results of operations or financial position.

Effective January 1, 2010, the company adopted new accounting guidance pertaining to the consolidation assessment of variable interest entities. The new guidance requires the company to determine whether its variable interests in third party entities give the company a controlling financial interest in the entities. This amended guidance replaces the previous quantitative approach for identifying when enterprises should consolidate variable interest entities with a qualitative analysis, based on which enterprise has both (1) the power to direct the economic activities of a variable interest entity and (2) the obligation to absorb losses or receive benefits from the entity that could be significant to the variable interest entity. Adoption of this standard did not have an impact on the company's results of operations or financial position.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to assess potential impairment of assets, and in determining the ultimate loss from abandoning leases at facilities being exited (Note 14). Actual results could differ from those estimates.

Note 2. Acquisitions and Dispositions

On December 13, 2010, the company and Dionex Corporation, a leading manufacturer and marketer of chromatography systems, announced that their Boards of Directors unanimously approved a transaction under which Thermo Fisher will acquire all of the outstanding shares of Dionex for $118.50 per share in cash, or a total purchase price of approximately $2.1 billion. Dionex, headquartered in Sunnyvale, California, is a global leader in the manufacturing and marketing of liquid chromatography and sample preparation systems, consumables, and software for chemical analysis. Dionex systems are used worldwide in environmental analysis and by the life sciences, chemical, petrochemical, food and beverage, power generation, and electronics industries. Their expertise in applications and instrumentation helps analytical scientists to evaluate and develop pharmaceuticals, establish environmental regulations, and produce better industrial products. The transaction is subject to a majority of the outstanding shares of Dionex having been tendered and certain regulatory approvals.

Under the terms of the agreement, the company has commenced a tender offer to acquire all of the outstanding shares of Dionex common stock for $118.50 per share in cash.

2010 Acquisitions

In February 2010, the company's Analytical Technologies segment acquired Ahura Scientific, Inc., a U.S.-based provider of handheld spectroscopy instruments that are used worldwide in the identification of chemicals for safety, security and pharmaceutical applications, for $147 million, net of cash acquired, plus up to $25 million of additional contingent consideration based upon the achievement of specified operating results in 2010, of which the company recorded $20 million as the fair value at the acquisition date and an additional $5 million as a charge to selling, general and administrative expense in December 2010. The acquisition expands the segment's portfolio of portable analytical devices. Revenues of Ahura Scientific totaled $45 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $110 million was allocated to goodwill, none of which is tax deductible.

In March 2010, the company's Analytical Technologies segment acquired Finnzymes, a Finland-based provider of integrated tools for molecular biology analysis, including reagents, instruments, consumables and kits, for $58 million, net of cash acquired. The acquisition expands the company's portfolio of reagents and other consumables for the molecular biology research and diagnostics markets. Finnzymes reported revenues of $20 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $25 million was allocated to goodwill, none of which is tax deductible.

In July 2010, the company's Analytical Technologies segment acquired Fermentas International Inc., a manufacturer and global distributor of enzymes, reagents and kits for molecular and cellular biology research, with principal operations in Lithuania, for $260 million, net of cash acquired. The acquisition expands the company's ability to provide complete workflows for genomics research. Fermentas reported revenues of approximately $55 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $120 million was allocated to goodwill, none of which is tax deductible.

Note 2. Acquisitions and Dispositions (continued)

In addition, in 2010, the Analytical Technologies segment acquired a developer of tunable diode-based spectroscopy systems; a provider of liquid chromatography and software solutions for proteomics analysis; a developer and manufacturer of miniature handheld near-infrared analyzers; a developer and manufacturer of low-frequency microwave moisture analyzers; a life sciences custom media developer; a developer and manufacturer of laboratory water purification systems, and an India-based distributor of scientific bulk elemental and other products. The company's Laboratory Products and Services segment acquired an Australian-based provider of laboratory chemicals, consumables and instruments. The aggregate consideration for these acquisitions was $141 million plus up to $7 million of additional contingent consideration.

The company made contingent purchase price payments totaling $5 million in 2010, for acquisitions completed prior to 2010.

2009 Acquisitions

In April 2009, the company's Laboratory Products and Services segment acquired Biolab, an Australia-based provider of analytical instruments, life science consumables and laboratory equipment, for AUD 180 million (USD $132 million), net of cash acquired. The acquisition broadened the geographic reach of the company's customer channels. Revenue of Biolab totaled AUD 178 million in its fiscal year ended May 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $62 million was allocated to goodwill, none of which is tax deductible.

In October 2009, the company's Analytical Technologies segment acquired B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests, as well as intensive care treatments and prenatal screening, for 331 million Euros (approximately $482 million including the assumption of $32 million of debt). The acquisition of B.R.A.H.M.S. increased the breadth of the company's specialty diagnostics portfolio and provided a significant reagent manufacturing center in Europe. B.R.A.H.M.S. reported revenues in 2008 of 75 million Euros. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $183 million was allocated to goodwill, none of which is tax deductible.

In addition, in 2009 the Analytical Technologies segment acquired a culture media manufacturer and distributor in Malaysia and Singapore; the remaining interest in a Mexico-based manufacturer and distributor of bulk weighing products; and a developer of advanced, miniaturized gas chromatography instruments. The Laboratory Products and Services segment acquired a Spain-based distributor of laboratory instrumentation and equipment and a Sweden-based distributor of clinical chemistry analysis instruments. The aggregate consideration for these acquisitions was $38 million.

The company paid contingent purchase price obligations of $22 million in 2009 for several acquisitions completed prior to 2009.

2008 Acquisitions

In 2008, the company's Analytical Technologies segment acquired the intellectual property of an immunohistochemistry control slide business; a manufacturer and distributor of analytical instruments serving the life sciences and environmental industries; a provider of RNAi, genomics and antibody tools used by life science researchers; a manufacturer and distributor of antibodies and reagents; a manufacturer of water analysis systems; a manufacturer of histology and anatomical pathology labeling and tracking products; and an iron testing reagent product line. The company's Laboratory Products and Services segment acquired, in separate transactions, three distributors of laboratory equipment and consumables; a manufacturer of carbon fiber centrifuge rotors; a network of depots providing clinical trial packaging and distribution, and the intellectual property and other assets of a manufacturer of automated cell factory equipment. No individual acquisition exceeded $50 million in purchase price. Aggregate consideration paid in 2008 for the acquisitions of both segments was $192 million cash, net of cash

Note 2. Acquisitions and Dispositions (continued)

acquired, plus $8 million of assumed debt, and up to $17 million of additional future payments based on the achievement of specified milestones and operating results, of which $6 million has been paid and an additional $5 million was earned and accrued, through an increase in goodwill, as of December 31, 2010. The company also paid purchase price obligations, transaction costs and post-closing purchase price adjustments aggregating $11 million in 2008, for several acquisitions completed prior to 2008.

The company's acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include elimination of redundant facilities, functions and staffing; use of the company's existing commercial infrastructure to expand sales of the acquired businesses' products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of company products.

Acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Acquisition transaction costs have been recorded in selling, general and administrative expenses beginning in 2009. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed within the past year, is subject to adjustment upon finalization of the purchase price allocation. The company is not aware of any information that indicates the final purchase price allocations will differ materially from the preliminary estimates.

The components of the purchase price allocations for 2010 acquisitions are as follows:

(In millions)	Ahura Scientific	Finnzymes	Fermentas	Other	Total
Purchase Price					
Cash paid	$ 164.0	$ 59.0	$ 278.7	$ 145.5	$ 647.2
Debt assumed	0.6	—	3.6	1.1	5.3
Fair value of contingent consideration	19.6	—	—	3.9	23.5
Cash acquired	(17.8)	(0.7)	(21.9)	(5.3)	(45.7)
	$ 166.4	$ 58.3	$ 260.4	$ 145.2	$ 630.3
Allocation					
Current assets	$ 22.3	$ 6.1	$ 19.9	$ 29.2	$ 77.5
Property, plant and equipment	3.3	3.4	9.6	4.1	20.4
Intangible assets:					
Customer relationships	46.1	16.1	67.9	40.1	170.2
Product technology	30.4	18.6	73.5	24.7	147.2
In-process research and development	—	—	—	4.4	4.4
Tradenames and other	0.4	0.1	5.3	4.4	10.2
Goodwill	109.9	24.8	119.9	59.2	313.8
Other assets	0.1	2.0	3.0	7.4	12.5
Liabilities assumed	(46.1)	(12.8)	(38.7)	(28.3)	(125.9)
	$ 166.4	$ 58.3	$ 260.4	$ 145.2	$ 630.3

Note 2. Acquisitions and Dispositions (continued)

The weighted-average amortization periods for intangible assets acquired in 2010 are 10 years for customer relationships, 9 years for product technology and 10 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 9 years.

The components of the purchase price allocations for 2009 acquisitions, as revised in 2010 for finalization of the purchase price allocations are as follows:

(In millions)	Biolab	B.R.A.H.M.S.	Other Analytical Technologies	Other Laboratory Products and Services	Total
Purchase Price					
Cash paid	$ 132.9	$ 454.1	$ 28.5	$ 7.4	$ 622.9
Debt assumed	—	32.3	0.4	0.5	33.2
Fair value of contingent consideration	—	—	0.6	—	0.6
Cash acquired	(1.3)	(4.8)	(0.2)	—	(6.3)
Other	—	—	0.9	—	0.9
	$ 131.6	$ 481.6	$ 30.2	$ 7.9	$ 651.3
Allocation					
Current assets	$ 38.2	$ 47.4	$ 3.7	$ 2.8	$ 92.1
Property, plant and equipment	3.3	32.9	0.7	0.1	37.0
Intangible assets:					
Customer relationships	51.4	203.8	4.2	2.5	261.9
Product technology	0.9	135.2	6.9	—	143.0
Tradenames and other	1.3	9.4	0.2	—	10.9
Goodwill	62.3	183.4	19.3	4.7	269.7
Other assets	—	3.5	—	—	3.5
Liabilities assumed	(25.8)	(134.0)	(4.8)	(2.2)	(166.8)
	$ 131.6	$ 481.6	$ 30.2	$ 7.9	$ 651.3

The weighted-average amortization periods for intangible assets acquired in 2009 are 11 years for customer relationships, 9 years for product technology and 8 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 11 years.

Note 2. Acquisitions and Dispositions (continued)

The components of the purchase price allocations for 2008 acquisitions, as revised in 2009 for finalization of the purchase price allocations and earned contingent purchase price payments where applicable, are as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Total
Purchase Price			
Cash paid including transaction costs	$ 107.0	$ 91.9	$ 198.9
Debt assumed	0.1	8.1	8.2
Purchase price payable	2.0	3.1	5.1
Cash acquired	(1.5)	(1.9)	(3.4)
	$ 107.6	$ 101.2	$ 208.8
Allocation			
Current assets	$ 12.7	$ 32.8	$ 45.5
Property, plant and equipment	3.4	15.3	18.7
Intangible assets:			
Customer relationships	23.2	25.3	48.5
Product technology	25.7	6.3	32.0
Tradenames and other	5.1	2.9	8.0
Goodwill	54.0	46.0	100.0
Other assets	0.4	0.1	0.5
Liabilities assumed	(16.9)	(27.5)	(44.4)
	$ 107.6	$ 101.2	$ 208.8

The weighted-average amortization periods for intangible assets acquired in 2008 are 8 years for customer relationships, 7 years for product technology and 8 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 8 years.

The company's results would not have been materially different from its reported results had the company's acquisitions occurred at the beginning of 2008.

Dispositions

The company sold four small business units in 2009 and recorded gains aggregating $0.6 million, included in restructuring and other costs, net, in the accompanying statement of income. The net cash proceeds were $4.4 million. The company also sold a small business unit in 2008 for net cash proceeds of $4 million and recorded a loss of $3 million. Operating results of the businesses were not material.

Note 3. Business Segment and Geographical Information

The company's continuing operations fall into two business segments. The company's segments are as follows:

Analytical Technologies: serves research scientists, as well as customers in healthcare and clinical laboratories, in manufacturing and in the field, with a suite of advanced analytical technologies, including scientific instruments, robotics and software for creating advanced integrated workflows. The segment also includes a range of diagnostic reagents and instruments used by hospitals and reference laboratories.

Laboratory Products and Services: serves life science, healthcare and safety markets with a broad portfolio of products and consumables used for routine laboratory processes, as well as a range of biopharma outsourcing services such as clinical packaging and biological sample management. The segment also includes the company's extensive customer channels network consisting of catalog, e-commerce and other sales avenues.

The company's management evaluates segment operating performance based on operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

Business Segment Information

(In millions)	2010	2009	2008
Revenues			
Analytical Technologies	$ 4,611.8	$ 4,153.9	$ 4,468.6
Laboratory Products and Services	6,693.0	6,426.6	6,455.2
Eliminations	(516.1)	(470.8)	(425.8)
Consolidated revenues	10,788.7	10,109.7	10,498.0
Segment Income			
Analytical Technologies (a)	984.2	837.3	955.3
Laboratory Products and Services (a)	931.8	877.6	913.8
Subtotal reportable segments (a)	1,916.0	1,714.9	1,869.1
Cost of revenues charges	(16.0)	(6.7)	(1.5)
Selling, general and administrative charges, net	(3.0)	(1.5)	—
Restructuring and other costs, net	(60.4)	(60.8)	(35.4)
Amortization of acquisition-related intangible assets	(571.7)	(597.0)	(602.8)
Consolidated operating income	1,264.9	1,048.9	1,229.4
Other expense, net (b)	(100.3)	(121.8)	(101.4)
Income from continuing operations before provision for income taxes	$ 1,164.6	$ 927.1	$ 1,128.0

Note 3. Business Segment and Geographical Information (continued)

(In millions)		2010		2009		2008
Total Assets						
Analytical Technologies	$	7,921.4	$	7,590.7	$	7,357.3
Laboratory Products and Services		12,308.2		12,381.9		12,522.8
Corporate/Other (c)		1,119.8		1,652.4		1,209.9
Consolidated total assets	$	21,349.4	$	21,625.0	$	21,090.0
Depreciation						
Analytical Technologies	$	91.0	$	86.9	$	87.5
Laboratory Products and Services		107.3		103.4		102.4
Consolidated depreciation	$	198.3	$	190.3	$	189.9
Capital Expenditures						
Analytical Technologies	$	85.4	$	78.2	$	105.2
Laboratory Products and Services		154.5		97.4		147.4
Corporate/Other		25.6		31.9		11.8
Consolidated capital expenditures	$	265.5	$	207.5	$	264.4

Geographical Information

(In millions)		2010		2009		2008
Revenues (d)						
United States	$	7,281.4	$	6,848.6	$	7,165.0
Germany		1,360.5		1,166.2		1,134.6
United Kingdom		869.3		891.1		978.2
Other		3,265.3		2,942.5		2,934.3
Transfers among geographical areas (e)		(1,987.8)		(1,738.7)		(1,714.1)
	$	10,788.7	$	10,109.7	$	10,498.0
Long-lived Assets (f)						
United States	$	791.7	$	748.5	$	750.1
Germany		121.7		127.9		98.9
United Kingdom		170.4		158.2		129.3
Other		324.8		298.8		297.0
	$	1,408.6	$	1,333.4	$	1,275.3

(a) Represents operating income before certain charges to cost of revenues and selling, general and administrative expenses; restructuring and other costs, net; and amortization of acquisition-related intangibles.
(b) The company does not allocate other expense, net to its segments.
(c) Corporate assets consist primarily of cash and cash equivalents, short-term investments and property and equipment at the company's corporate offices.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with

Note 3. Business Segment and Geographical Information (continued)

unaffiliated parties.

(f) Includes property, plant and equipment, net.

Note 4. Other Expense, Net

The components of other expense, net, in the accompanying statement of income are as follows:

(In millions)	2010	2009	2008
Interest Income	$ 12.5	$ 16.1	$ 51.7
Interest Expense	(84.7)	(118.1)	(151.5)
Gain (Loss) on Investments, Net	1.2	(3.1)	(5.6)
Other Items, Net	(29.3)	(16.7)	4.0
	$ (100.3)	$ (121.8)	$ (101.4)

The company recorded charges of $3.6 million and $6.1 million in 2009 and 2008 for other than temporary impairment of investments that decreased in value primarily in the prior 6-9 months.

Gain (loss) on investments, net also includes portfolio gains from the company's day-to day investing activities.

Other Items, Net

During 2010, the company redeemed all of its outstanding 6 1/8% Senior Subordinated Notes due 2015 (Note 9). The company recorded a loss on the early extinguishment of debt of $17 million, principally as a result of this redemption. The company recorded $8 million of fees associated with short-term financing commitments for the purchase of Dionex (Note 2).

During 2009, the company redeemed all of its outstanding 6.75% Senior Subordinated Notes due 2014 and settled a tender offer for its 2.50% Convertible Senior Notes due 2023. As a result of these transactions, the company recorded a loss on the early extinguishment of debt of $15 million.

Note 5. Stock-based Compensation Plans

The company has stock-based compensation plans for its key employees, directors and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock, stock options or performance-based shares, as determined by the compensation committee of the company's Board of Directors or for certain non-officer grants, by the company's employee equity committee, which consists of its chief executive officer. Options granted under these plans generally vest over 3-5 years with terms of 7-10 years, assuming continued employment with certain exceptions. The company practice is to grant options at fair market value. The company generally issues new shares of its common stock to satisfy option exercises. Grants of stock options and restricted stock on or after November 9, 2006, provide that in the event of both a future change in control of the company and a qualifying termination of an option holder's employment, all options and service-based restricted stock awards held by the recipient become immediately vested (unless an employment or other agreement with the employee provides for different treatment).

Compensation cost is based on the grant-date fair value and is recognized ratably over the requisite vesting period or to the retirement date for retirement eligible employees, if earlier.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Stock-based Compensation Plans (continued)

The components of pre-tax stock-based compensation expense are as follows:

(In millions)	2010	2009	2008
Stock Option Awards	$ 49.8	$ 42.4	$ 35.9
Restricted share/Unit Awards	33.3	25.7	21.2
Total Stock-based Compensation Expense	$ 83.1	$ 68.1	$ 57.1

Stock-based compensation expense is included in the accompanying statement of income as follows:

(In millions)	2010	2009	2008
Cost of Revenues	$ 6.0	$ 6.2	$ 4.2
Selling, General and Administrative Expenses	75.2	59.8	51.3
Research and Development Expenses	1.9	2.1	1.6
Total Stock-based Compensation Expense	$ 83.1	$ 68.1	$ 57.1

The company has elected to recognize any excess income tax benefits from stock option exercises in capital in excess of par value only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the company. The company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates. The company uses the incremental tax benefit approach for utilization of tax attributes. Tax benefits recognized in capital in excess of par value on the accompanying balance sheet were $10.9 million and $25.1 million, respectively, in 2010 and 2008. A tax charge of $1.6 million was recorded in capital in excess of par value in 2009 for the excess of deferred tax asset over actual tax benefits realized at option exercise.

Stock Options

The fair value of most option grants is estimated using the Black-Scholes option pricing model. For option grants that require the achievement of both service and market conditions, a lattice model is used to estimate fair value. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the company's stock. Historical data on exercise patterns is the basis for estimating the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of actual option forfeitures.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

	2010	2009	2008
Expected Stock Price Volatility	32%	31%	22%
Risk Free Interest Rate	2.0%	2.2%	2.4%
Expected Life of Options (years)	4.1	3.8	4.4
Expected Annual Dividend per Share	$ —	$ —	$ —

Note 5. Stock-based Compensation Plans (continued)

The weighted average per share grant-date fair values of options granted during 2010, 2009 and 2008 were $14.12, $10.41 and $12.70, respectively. The total intrinsic value of options exercised during the same periods was $48.1 million, $20.7 million and $95.4 million, respectively. The intrinsic value is the difference between the market value of the shares on the exercise date and the exercise price of the option.

A summary of option activity as of December 31, 2010 and changes during the three years then ended is presented below:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding at December 31, 2007	15.3	$ 33.99		
Granted	4.4	55.23		
Exercised	(3.2)	26.95		
Canceled / Expired	(0.4)	48.47		
Outstanding at December 31, 2008	16.1	40.72		
Granted	7.3	37.45		
Exercised	(1.7)	31.77		
Canceled / Expired	(1.8)	50.43		
Outstanding at December 31, 2009	19.9	39.39		
Granted	4.3	49.61		
Exercised	(2.4)	31.96		
Canceled / Expired	(0.8)	44.55		
Outstanding at December 31, 2010	21.0	42.15	4.5	
Vested and Unvested Expected to Vest at December 31, 2010	20.4	42.03	4.4	$ 273.6
Exercisable at December 31, 2010	10.8	39.73	3.3	$ 169.8

(a) Market price per share on December 31, 2010 was $55.36. The intrinsic value is zero for options with exercise prices above the market price.

As of December 31, 2010, there was $83 million of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.7 years.

Restricted Share/Unit Awards

The company awards to a number of key employees restricted company common stock or restricted units that convert into an equivalent number of shares of common stock. The awards generally vest in annual installments over three years, assuming continued employment, with some exceptions. Vesting of the awards is contingent upon meeting certain service conditions and may also be contingent upon meeting certain performance and/or market conditions. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. Recipients of

Note 5. Stock-based Compensation Plans (continued)

restricted shares have the right to vote such shares and receive cash dividends, whereas recipients of restricted units have no voting rights but are entitled to receive dividend equivalents. The fair value of service- and performance-based restricted share/unit awards is determined based on the number of shares/units granted and the market value of the company's shares on the grant date. For awards with market-based vesting conditions, the company uses a lattice model to estimate the grant-date fair value of the award.

A summary of the status of the company's restricted shares/units as of December 31, 2010 and changes during the three years then ended are presented below:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2007	791	$ 46.55
Granted	397	55.09
Vested	(374)	44.68
Forfeited	(19)	51.87
Unvested at December 31, 2008	795	47.80
Granted	1,475	39.76
Vested	(436)	46.34
Forfeited	(163)	43.59
Unvested at December 31, 2009	1,671	41.99
Granted	704	49.43
Vested	(499)	42.00
Forfeited	(92)	39.56
Unvested at December 31, 2010	1,784	45.05

As of December 31, 2010, there was $45 million of total unrecognized compensation cost related to unvested restricted share/unit awards. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.4 years. At December 31, 2010, the vesting of 515,000 unvested restricted units is contingent upon the company's future stock price performance exceeding that of a specified index.. The total fair value of shares vested during 2010, 2009 and 2008 was $21.0 million, $20.2 million and $16.7 million, respectively.

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Shares may be purchased under the program at 95% of the fair market value at the end of the purchase period and the shares purchased are not subject to a holding period. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. The company issued 127,000, 139,000 and 124,000 shares, respectively, of its common stock for the 2010, 2009 and 2008 plan years, which ended on December 31.

Note 6. Pension and Other Postretirement Benefit Plans

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings and other defined contribution plans cover the majority of the company's eligible U.S. and certain non-U.S. employees. Contributions to the plans are made by both the employee and the company. Company contributions are based on the level of employee contributions. Company contributions to these plans are based on formulas determined by the company. In 2010, 2009 and 2008, the company charged to expense $62.6 million, $63.7 million and $55.5 million, respectively, related to its defined contribution plans.

Defined Benefit Pension Plans

Employees of a number of non-U.S. and certain U.S. subsidiaries participate in defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. The company also has postretirement healthcare programs at several acquired businesses, in which certain employees at those businesses are eligible to participate. The costs of the healthcare program are funded on a self-insured and insured-premium basis.

The company recognizes the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The company is required to recognize as a component of other comprehensive income, net of tax, the actuarial (gains) losses and prior service costs (credits) that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income is adjusted as these amounts are later recognized in income as components of net periodic benefit cost.

When an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as an asset. The recognition of a new liability or a new asset results in the elimination of (a) previously existing unrecognized net gain or loss and (b) unrecognized prior service cost.

The company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2010, 2009 and 2008, the company made contributions of approximately $24.4 million, $41.1 million and $20.7 million, respectively. Contributions are estimated at between $20 and $30 million for 2011.

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's domestic and non-U.S. pension plans:

	Domestic Pension Benefits		Non-U.S. Pension Benefits	
(In millions)	2010	2009	2010	2009
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 395.2	$ 408.5	$ 608.3	$ 511.7
Business combination	—	—	4.3	10.4
Service costs	0.3	0.8	11.4	9.7
Interest costs	21.1	20.6	30.7	28.6
Curtailment	—	(3.1)	(5.9)	(2.7)
Plan participants' contributions	—	—	3.3	3.1
Actuarial (gains) losses	16.7	(12.1)	38.8	31.1
Benefits paid	(19.7)	(19.5)	(24.1)	(21.5)
Currency translation and other	—	—	(10.5)	37.9
Benefit Obligation at End of Year	$ 413.6	$ 395.2	$ 656.3	$ 608.3
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ 347.1	$ 292.0	$ 475.0	$ 368.9
Business combination	—	—	1.3	9.8
Actual return on plan assets	34.7	63.3	45.5	60.4
Employer contribution	0.4	11.3	21.5	27.3
Plan participants' contributions	—	—	3.3	3.1
Benefits paid	(19.7)	(19.5)	(24.1)	(21.5)
Currency translation and other	—	—	(12.0)	27.0
Fair Value of Plan Assets at End of Year	$ 362.5	$ 347.1	$ 510.5	$ 475.0
Funded Status	$ (51.1)	$ (48.1)	$ (145.8)	$ (133.3)
Accumulated Benefit Obligation	$ 413.6	$ 395.2	$ 625.4	$ 581.8
Amounts Recognized in Balance Sheet				
Non-current asset	$ —	$ —	$ 2.3	$ 3.1
Current liability	—	—	(3.6)	(3.5)
Non-current liability	(51.1)	(48.1)	(144.5)	(132.9)
Net amount recognized	$ (51.1)	$ (48.1)	$ (145.8)	$ (133.3)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	$ 109.3	$ 98.1	$ 42.0	$ 24.4
Prior service credits	—	—	(0.5)	(0.5)
Net amount recognized	$ 109.3	$ 98.1	$ 41.5	$ 23.9

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The actuarial assumptions used to compute the funded (unfunded) status for the plans are based upon information available as of December 31, 2010 and 2009 and are as follows:

	Domestic Pension Benefits		Non-U.S. Pension Benefits	
(In millions)	2010	2009	2010	2009
Weighted Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	5.25%	5.50%	4.77%	5.37%
Average rate of increase in employee compensation	4.00%	4.00%	3.34%	3.24%

The actuarial assumptions used to compute the net periodic pension benefit cost (income) are based upon information available as of the beginning of the year, as presented in the following table:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2010	2009	2008	2010	2009	2008
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)						
Discount rate	5.50%	5.25%	5.75%	5.37%	5.43%	5.20%
Average rate of increase in employee compensation	4.00%	4.00%	4.04%	3.24%	3.29%	3.60%
Expected long-term rate of return on assets	7.75%	7.75%	7.75%	5.59%	5.67%	6.08%

Note 6. Pension and Other Postretirement Benefit Plans (continued)

Prior to the November 2006 merger with Fisher Scientific International, Inc., Fisher maintained a supplemental non-qualified executive retirement program (SERP) for certain executives. Accrual of future benefits under the plan ceased following the merger. The following table provides a reconciliation of benefit obligations and plan assets of the company's SERP and other postretirement benefit plans:

	SERP Benefits		Postretirement Benefits	
(In millions)	2010	2009	2010	2009
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 11.6	$ 12.3	$ 32.2	$ 31.4
Service costs	—	—	0.4	0.6
Interest costs	0.6	0.6	1.8	1.8
Plan participants' contributions	—	—	1.4	1.4
Actuarial (gains) losses	0.6	(0.8)	2.2	(0.9)
Benefits paid	(0.4)	(0.5)	(3.5)	(3.4)
Currency translation and other	—	—	0.4	1.3
Benefit Obligation at End of Year	$ 12.4	$ 11.6	$ 34.9	$ 32.2
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —	$ —
Employer contribution	0.4	0.5	2.1	2.0
Plan participants' contributions	—	—	1.4	1.4
Benefits paid	(0.4)	(0.5)	(3.5)	(3.4)
Fair Value of Plan Assets at End of Year	$ —	$ —	$ —	$ —
Funded Status	$ (12.4)	$ (11.6)	$ (34.9)	$ (32.2)
Accumulated Benefit Obligation	$ 12.4	$ 11.6		
Amounts Recognized in Balance Sheet				
Current liability	$ (0.5)	$ (0.5)	$ (2.1)	$ (2.3)
Non-current liability	(11.9)	(11.1)	(32.8)	(29.9)
Net amount recognized	$ (12.4)	$ (11.6)	$ (34.9)	$ (32.2)
Amounts Recognized in Accumulated Other Comprehensive (Income) Loss				
Net actuarial (gain) loss	$ 0.4	$ (0.2)	$ (0.5)	$ (3.1)
Prior service credits	—	—	(0.7)	(0.8)
Net amount recognized	$ 0.4	$ (0.2)	$ (1.2)	$ (3.9)
Weighted Average Assumptions Used to Determine Benefit Obligations				
Discount rate	5.25%	5.50%	5.44%	5.94%
Average rate of increase in employee compensation	4.00%	4.00%	—	—
Initial healthcare cost trend rate			7.91%	8.59%
Ultimate healthcare cost trend rate			5.52%	5.62%

Note 6. Pension and Other Postretirement Benefit Plans (continued)

	SERP Benefits			Postretirement Benefits		
(In millions)	2010	2009	2008	2010	2009	2008
Weighted Average Assumptions Used to Determine the Net Benefit Cost						
Discount rate	5.50%	5.25%	5.75%	5.94%	5.73%	5.66%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	—	—	—

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached between 2017 and 2026.

The discount rate reflects the rate the company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations or, in certain instances, the company has used a hypothetical portfolio of high quality instruments with maturities that mirror the benefit obligation in order to accurately estimate the discount rate relevant to a particular plan.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The expected rate of compensation increase reflects the long-term average rate of salary increases and is based on historic salary increase experience and management's expectations of future salary increases.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2011 are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	Post-retirement Benefits
Net Actuarial Loss (Gain)	$ 4.1	$ 1.5	$ (0.1)
Net Prior Service Costs (Credit)	—	—	(0.1)
	$ 4.1	$ 1.5	$ (0.2)

There are no amounts in accumulated other comprehensive income related to the SERP expected to be recognized in net periodic benefit cost in 2011.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The projected benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with projected benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2010	Pension Plans 2009
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$ 945.9	$ 889.4
Fair value of plan assets	734.3	693.3

The accumulated benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with accumulated benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2010	Pension Plans 2009
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$ 910.5	$ 835.5
Fair value of plan assets	725.6	662.0

The company has other postretirement benefit plans discussed elsewhere in this note with an accumulated post-retirement benefit obligation of $34.9 million that is unfunded. These plans are excluded from the above table.

The measurement date used to determine benefit information is December 31 for all plan assets and benefit obligations.

The net periodic pension benefit cost (income) includes the following components for 2010, 2009 and 2008:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2010	2009	2008	2010	2009	2008
Components of Net Benefit Cost (Income)						
Service cost-benefits earned	$ 0.3	$ 0.8	$ 2.9	$ 11.4	$ 9.7	$ 10.9
Interest cost on benefit obligation	21.1	20.6	22.0	30.7	28.6	32.8
Expected return on plan assets	(29.9)	(30.0)	(31.1)	(24.9)	(21.2)	(30.4)
Recognized actuarial net loss	0.7	—	—	1.3	1.6	1.4
Amortization of prior service benefit	—	—	—	—	—	0.1
Settlement/curtailment (gain) loss	—	—	(19.3)	0.1	(0.2)	—
Special termination benefit	—	0.2	—	0.5	3.0	0.1
Net periodic benefit cost (income)	$ (7.8)	$ (8.4)	$ (25.5)	$ 19.1	$ 21.5	$ 14.9

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The net periodic SERP and other postretirement benefit cost includes the following components for 2010, 2009 and 2008:

	SERP Benefits			Postretirement Benefits		
(In millions)	2010	2009	2008	2010	2009	2008
Components of Net Benefit Cost						
Service cost-benefits earned	$ —	$ —	$ —	$ 0.4	$ 0.6	$ 0.8
Interest cost on benefit obligation	0.6	0.6	0.6	1.8	1.8	1.8
Recognized actuarial net gain	—	—	—	(0.2)	—	—
Amortization of prior service benefit	—	—	—	(0.1)	(0.1)	(0.1)
Special termination benefit	—	—	0.2	—	—	—
Net periodic benefit cost	$ 0.6	$ 0.6	$ 0.8	$ 1.9	$ 2.3	$ 2.5

Expected benefit payments are estimated using the same assumptions used in determining the company's benefit obligation at December 31, 2010. Benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, and changes in any of these factors could significantly affect these estimated future benefit payments. Estimated future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter, are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
2011	$ 22.6	$ 21.4	$ 0.5	$ 2.1
2012	23.2	23.5	0.5	2.2
2013	23.2	24.3	0.5	2.2
2014	23.7	25.4	1.7	2.1
2015	24.5	26.8	1.5	2.2
2016-2020	132.2	152.0	6.2	10.7

A change in the assumed healthcare cost trend rate by one percentage point effective January 2010 would change the accumulated postretirement benefit obligation as of December 31, 2010 and the 2010 aggregate of service and interest costs, as follows:

(In millions)	Increase	Decrease
One Percentage Point		
Effect in total of service and interest cost components	$ 0.3	$ (0.3)
Effect on postretirement healthcare benefit obligation	4.5	(3.5)

Domestic Pension Plan Assets

The company's overall objective is to invest in a portfolio of diversified assets, primarily through the use of institutional collective funds, to achieve long-term growth. The strategic asset allocation uses a combination of risk controlled and index strategies in fixed income and global equities. The company also has a small portfolio (comprising less than 4% of invested assets) of private equity investments. The target allocations for the remaining investments are approximately 34% to funds investing in U.S. equities, including a sub-allocation of approximately 5% to real estate-related equities, approximately 29% to funds investing in international equities and approximately 37% to

Note 6. Pension and Other Postretirement Benefit Plans (continued)

funds investing in fixed income securities. The portfolio maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's domestic plan assets at December 31, 2010 and 2009, by asset category are as follows:

(In millions)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 128.1	$ —	$ 128.1	$ —
International equity funds	96.1	—	96.1	—
Fixed income funds	112.9	—	112.9	—
Private equity funds	13.0	—	—	13.0
Money market funds	12.3	—	12.3	—
Alternative investments	0.1	—	—	0.1
Total Assets	$ 362.5	$ —	$ 349.4	$ 13.1

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 111.1	$ —	$ 111.1	$ —
International equity funds	90.7	—	90.7	—
Fixed income funds	115.4	—	115.4	—
Private equity funds	14.8	—	—	14.8
Money market funds	14.2	—	14.2	—
Alternative investments	0.9	—	—	0.9
Total Assets	$ 347.1	$ —	$ 331.4	$ 15.7

The tables above present the fair value of the company's plan assets in accordance with the fair value hierarchy (Note 12). Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the company's ability to redeem its investment either at the balance sheet date or within limited time restrictions. The fair value of the company's private equity and alternative investments, which are classified as level 3 investments, are based on valuations provided by the respective funds. The following table represents a rollforward of the fair value, as determined by level 3 inputs.

Note 6. Pension and Other Postretirement Benefit Plans (continued)

(In millions)	Private Equity Funds	Alternative Investments	Total
Balance at December 31, 2008	$ 15.4	$ 14.5	$ 29.9
Actual return on plan assets:			
Relating to assets held at reporting date	(1.4)	0.4	(1.0)
Relating to assets sold/distributed during period	0.1	—	0.1
Purchases, capital contributions, sales and settlements	0.7	(14.0)	(13.3)
Balance at December 31, 2009	$ 14.8	$ 0.9	$ 15.7
Actual return on plan assets:			
Relating to assets held at reporting date	(2.0)	0.1	(1.9)
Relating to assets sold/distributed during period	2.3	0.2	2.5
Purchases, capital contributions, sales and settlements	(2.1)	(1.1)	(3.2)
Balance at December 31, 2010	$ 13.0	$ 0.1	$ 13.1

The table below presents, as of December 31, 2010, the fair value measurements of investments in certain domestic plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 or 3 according to the fair value hierarchy:

(In millions)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
U.S. equity funds	$ 128.1	$ —	At least monthly	No more than 3 days
International equity funds	96.1	—	At least monthly	No more than 3 days
Fixed income funds	112.9	—	At least monthly	No more than 3 days
Private equity funds	13.0	1.0	Restricted	Restricted
Money market funds	12.3	—	Daily	Daily
Alternative investments	0.1	—	Restricted	Restricted
	$ 362.5	$ 1.0		

Non-U.S. Pension Plan Assets

The company maintains specific plan assets for many of the individual pension plans outside the U.S. The investment strategy of each plan has been uniquely established based on the country specific standards and characteristics of the plans. Several of the plans have contracts with insurance companies whereby the market risks of the benefit obligations are borne by the insurance companies. When assets are held directly in investments, generally the objective is to invest in a portfolio of diversified assets with a variety of fund managers. The investments are substantially limited to funds investing in global equities and fixed income securities with the target asset allocations ranging from approximately 50% - 60% for equities and 40% - 50% for fixed income. Each plan maintains enough liquidity at all times to meet the near-term benefit payments.

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The fair values of the company's non-U.S. plan assets at December 31, 2010 and 2009, by asset category are as follows:

(In millions)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity funds	$ 249.0	$ 49.0	$ 200.0	$ —
Fixed income funds	176.1	20.4	155.7	—
Insurance contracts	82.0	—	82.0	—
Cash / money market funds	3.4	3.2	0.2	—
Total Assets	$ 510.5	$ 72.6	$ 437.9	$ —

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity funds	$ 222.5	$ 39.1	$ 183.4	$ —
Fixed income funds	166.0	18.8	147.2	—
Insurance contracts	79.3	—	79.3	—
Cash / money market funds	7.2	7.0	0.2	—
Total Assets	$ 475.0	$ 64.9	$ 410.1	$ —

The table below presents the fair value measurements of investments in certain non-U.S. plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 according to the fair value hierarchy:

(In millions)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Equity funds	$ 200.0	$ —	At least monthly	No more than 1 month
Fixed income funds	155.7	—	At least weekly	No more than 5 days
Insurance contracts	82.0	—	Not applicable	Not applicable
Money market funds	0.2	—	Daily	Daily
	$ 437.9	$ —		

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

(In millions)	2010	2009	2008
U.S.	$ 788.6	$ 579.3	$ 704.7
Non-U.S.	376.0	347.8	423.3
	$ 1,164.6	$ 927.1	$ 1,128.0

The components of the provision for income taxes of continuing operations are as follows:

(In millions)	2010	2009	2008
Current Income Tax Provision			
Federal	$ 256.5	$ 192.3	$ 185.0
Non-U.S.	104.4	104.4	81.7
State	37.3	24.7	36.7
	398.2	321.4	303.4
Deferred Income Tax Provision (Benefit)			
Federal	$ (173.4)	$ (147.8)	$ (59.8)
Non-U.S.	(68.3)	(83.4)	(63.1)
State	(25.0)	(14.4)	(27.9)
	(266.7)	(245.6)	(150.8)
	$ 131.5	$ 75.8	$ 152.6

The income tax provision included in the accompanying statement of income is as follows:

(In millions)	2010	2009	2008
Continuing Operations	$ 131.5	$ 75.8	$ 152.6
Discontinued Operations	1.5	(0.6)	3.5
	$ 133.0	$ 75.2	$ 156.1

The company receives a tax deduction upon the exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $10.9 million and $25.1 million of such benefits of the company that have been allocated to capital in excess of par value in 2010 and 2008, respectively.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Income Taxes (continued)

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

(In millions)	2010	2009	2008
Provision for Income Taxes at Statutory Rate	$ 407.6	$ 324.5	$ 394.8
Increases (Decreases) Resulting From:			
Foreign rate differential	(155.7)	(147.0)	(165.6)
Impact of change in tax laws and apportionment on deferred taxes	(11.0)	(2.5)	(27.9)
Income tax credits	(79.5)	(100.3)	(54.2)
Manufacturing deduction	(31.5)	(15.8)	(17.5)
State income taxes, net of federal tax	5.3	(0.4)	11.1
Nondeductible expenses	6.0	4.6	6.1
Provision (reversal) of tax reserves, net	(6.4)	7.4	6.5
Tax return reassessments and settlements	(1.3)	(0.4)	(1.2)
Other, net	(2.0)	5.7	0.5
	$ 131.5	$ 75.8	$ 152.6

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In millions)	2010	2009
Deferred Tax Asset (Liability)		
Depreciation and amortization	$ (2,174.5)	$ (2,274.1)
Net operating loss and credit carryforwards	487.3	443.9
Reserves and accruals	137.0	139.7
Accrued compensation	169.3	149.4
Inventory basis difference	44.9	31.9
Available-for-sale investments	5.4	5.6
Non U.S. earnings expected to be repatriated	6.4	6.4
Other capitalized costs	62.1	—
Other, net	55.2	11.5
	(1,206.9)	(1,485.7)
Less: Valuation allowance	156.1	164.8
	$ (1,363.0)	$ (1,650.5)

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. At December 31, 2010, all of the company's valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce income tax expense.

At December 31, 2010, the company had federal, state and non-U.S. net operating loss carryforwards of $165.3 million, $609.9 million and $715.9 million, respectively. Use of the carryforwards is limited based on the future

Note 7. Income Taxes (continued)

income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2011 through 2030. Of the non-U.S. net operating loss carryforwards, $242.6 million expire in the years 2011 through 2029, and the remainder do not expire. The company also had $180.6 million of federal foreign tax credit carryforwards as of December 31, 2010, which expire in the years 2011 through 2020.

A provision has not been made for U.S. or additional non-U.S. taxes on $3.7 billion of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost. During 2009, the company changed its position regarding the undistributed earnings of its Japan subsidiaries. The earnings of these subsidiaries are no longer considered permanently reinvested. As a result, in 2009 the company provided deferred U.S. income taxes of $28.0 million, offset by a U.S. foreign tax credit of $34.4 million.

Unrecognized Tax Benefits

As of December 31, 2010, the company had $62.1 million of unrecognized tax benefits which, if recognized, would reduce the effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)	2010	2009	2008
Balance at beginning of year	$ 76.2	$ 70.4	$ 73.9
Additions for tax positions of current year	1.3	11.3	6.5
Additions for tax positions of prior years	2.9	—	—
Closure of tax years	(7.8)	(4.6)	(3.0)
Settlements	(10.5)	(0.9)	(7.0)
	$ 62.1	$ 76.2	$ 70.4

The company classified interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of December 31, 2010 and 2009 was $5.3 million for interest.

The company conducts business globally and, as a result, Thermo Fisher or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, the United Kingdom and the United States. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years before 2001.

During 2010 and 2009, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in decreases in the liability for unrecognized tax benefits of $7.8 million and $4.6 million, respectively, all of which reduced income tax expense. During 2008, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a $3.0 million decrease in the liability for unrecognized tax benefits, all of which reduced goodwill.

In 2010, the company settled a Swiss audit of one of its subsidiary's 2006 and 2007 tax years which resulted in a $8.5 million decrease in the liability for unrecognized tax benefits. The company also settled the IRS audit of its 2007 tax year and the IRS completed the examination phase of its 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher subsidiaries in 2010 which resulted in a $1.2 million decrease in the liability for unrecognized tax benefits. Completion of the audits of the 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher

Note 7. Income Taxes (continued)

subsidiaries is pending appeals at the IRS. In addition, the company settled various state income tax audits during 2010, which resulted in a $0.8 million decrease in the liability for unrecognized tax benefits. The company does not currently expect any significant changes to previously recorded unrecognized tax benefits within the next 12 months.

In 2009, the company settled the IRS audit of its 2005 tax year which resulted in a $0.9 million decrease in the liability for unrecognized tax benefits. In 2008, the company settled IRS audits of the 2004 and 2005 pre-acquisition tax years of Fisher, which resulted in a $7 million decrease in the liability for unrecognized tax benefits and goodwill. This decrease in the liability for unrecognized tax benefits was substantially offset by an accrual for unrecognized tax benefits related to the sale of a non-U.S. subsidiary. The company is currently under audit by the Internal Revenue Service for the 2001 to 2004 tax years. Completion of the audit of those years is subject to appeals at the IRS. The company does not currently expect any significant changes to previously recorded unrecognized tax benefits. The company is also currently under audit by the IRS for the 2008 tax year. It is likely that the examination phase of this audit will be completed within 18 months. There were no significant changes to the status of these examinations during 2010.

Note 8. Earnings per Share

(In millions except per share amounts)	2010	2009	2008
Income from Continuing Operations	$ 1,033.1	$ 851.3	$ 975.4
(Loss) Gain on Disposal of Discontinued Operations, Net	2.5	(1.0)	5.5
Net Income	1,035.6	850.3	980.9
Income Allocable to Participating Securities	(0.2)	(0.6)	(1.5)
Net Income for Earnings per Share	$ 1,035.4	$ 849.7	$ 979.4
Basic Weighted Average Shares	403.3	412.4	418.2
Effect of:			
Convertible debentures	2.9	8.5	13.3
Stock options and restricted stock/units	3.2	1.9	3.2
Diluted Weighted Average Shares	409.4	422.8	434.7
Basic Earnings per Share:			
Continuing operations	$ 2.56	$ 2.06	$ 2.33
Discontinued operations	.01	—	.01
	$ 2.57	$ 2.06	$ 2.34
Diluted Earnings per Share:			
Continuing operations	$ 2.52	$ 2.01	$ 2.24
Discontinued operations	.01	—	.01
	$ 2.53	$ 2.01	$ 2.25

Options to purchase 8.1 million, 10.9 million and 3.6 million shares of common stock were not included in the computation of diluted earnings per share for 2010, 2009 and 2008, respectively, because their effect would have been antidilutive.

Note 8. Earnings per Share (continued)

Since the company must settle the par value of its convertible notes in cash, the company is not required to include any shares underlying the convertible notes in its diluted weighted average shares outstanding until the average stock price per share for the period exceeds the $40.20 conversion price for the 3.25% Senior Convertible Subordinated Notes due 2024 and only to the extent of the additional shares the company may be required to issue in the event the company's conversion obligation exceeds the principal amount of the notes or debentures converted (Note 9). At such time, only the number of shares that would be issuable (under the treasury stock method of accounting for share dilution) are included, which is based upon the amount by which the average stock price exceeds the conversion price.

The table below discloses the effect of changes in the company's stock price on the amount of shares to be included in the earnings per share calculation. The securities are convertible only if the common stock price equals or exceeds the trigger price. The table assumes normal conversion for the 3.25% Senior Convertible Subordinated Notes due 2024 in which the principal amount is paid in cash, and the excess up to the conversion value is paid in shares of the company's stock as follows:

3.25% Senior Convertible Notes	
Principal Outstanding (in millions)	$ 329.3
Conversion Price per Share	40.20
Trigger Price	48.24

Future Common Stock Price	Total Potential Shares (in millions)
$40.20	—
$41.20	0.2
$45.00	0.9
$50.00	1.6
$55.00	2.2
$60.00	2.7
$65.00	3.1
$70.00	3.5

Note 9. Debt and Other Financing Arrangements

(In millions except per share amounts)	2010	2009
2.50% Senior Convertible Notes, Due 2023 Convertible at $23.73 per Share (net of unamortized discount of $0.4)	$ —	$ 12.6
Floating Rate Senior Convertible Debentures, Due 2033 Convertible at $29.55 per Share (net of unamortized discount of $1.5)	—	325.0
3.25% Senior Subordinated Convertible Notes, Due 2024 Convertible at $40.20 per Share (net of unamortized discount of $1.4 and $9.0, respectively)	327.9	320.3
2.15% Senior Notes, Due 2012 (includes interest rate hedge of $6.6 in 2010; net of interest rate hedge of $2.9 in 2009 and unamortized discount of $0.4 and $0.5, respectively)	356.2	346.6
3.25% Senior Notes, Due 2014 (includes interest rate hedge of $13.8 in 2010; net of interest rate hedge of $6.6 in 2009 and unamortized discount of $0.3 and $0.4, respectively)	413.5	393.0
3.20% Senior Notes, Due 2015 (includes interest rate hedge of $16.9; net of unamortized discount of $1.6)	465.3	—
5% Senior Notes, Due 2015	250.0	250.0
4.70% Senior Notes, Due 2020 (net of unamortized discount of $0.1)	299.9	—
6 1/8% Senior Subordinated Notes, Due 2015	—	500.0
Other	24.3	34.0
	2,137.1	2,181.5
Less: Short-term Obligations and Current Maturities	105.8	117.5
	$ 2,031.3	$ 2,064.0

The annual repayment requirements for debt obligations are as follows:

(In millions)	
2011	$ 105.7
2012	351.9
2013	4.6
2014	401.7
2015	708.8
2016 and thereafter	530.9
	2,103.6
Less: Unamortized discount	3.8
Add: Fair value of interest rate hedge	37.3
	$ 2,137.1

See Note 12 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $3.7 million and $1.9 million at year-end 2010 and 2009, respectively, of short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for short-term borrowings was 10.63% and 11.42% at December 31, 2010 and 2009, respectively. In addition to available borrowings under the company's revolving credit agreement, discussed below, the company had unused lines of credit

Note 9. Debt and Other Financing Arrangements (continued)

of $69.6 million as of December 31, 2010. These unused lines of credit generally provide for short-term unsecured borrowings at various interest rates.

In December 2010, the company obtained short-term financing commitments from two investment banking firms to fund $1.5 billion of the purchase price of Dionex. Interest on the short-term debt would have been computed based on one of several Federal Funds or LIBOR-based rates, the most favorable of which was 1.75% at December 31, 2010. However, in February 2011, the company issued $2.2 billion of senior notes (see Note 17), primarily to fund the pending acquisition of Dionex, and terminated the short-term financing commitment.

Credit Facilities

The company has a revolving credit facility with a bank group that provides for up to $1 billion of unsecured multi-currency revolving credit that will expire in August 2012. The agreement calls for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The rate at December 31, 2010, was between 0.44% and 0.65% (depending on duration) under the more favorable of the two rates. The revolving credit facility allows for the issuance of letters of credit, which reduces the amount available for borrowing. The agreement contains affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain total leverage below a certain maximum level. The company was in compliance with all covenants between 2008 and 2010. The credit agreement permits the company to use the facility for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes. As of December 31, 2010, there were no borrowings under the revolver and $48.3 million in letters of credit outstanding, resulting in $951.7 million of borrowings available under the revolving credit facility.

2.50% Senior Convertible Notes due 2023

At the November 2006 closing date of the merger with Fisher, the company assumed $300.0 million aggregate principal amount of 2.50% Senior Convertible Notes due 2023. Interest on the notes was payable on April 1 and October 1 of each year. The notes were convertible at the option of the holder, at a price of $23.73 per share, if the common stock price exceeded the trigger price of $28.48 for a period of time as defined in the agreement, or upon the occurrence of certain other events.

During the fourth quarter of 2009, the company made a tender offer to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2023 at a purchase price per $1,000 principal amount of $2,072.4743. At the expiration of the offer, the company purchased $282.3 million aggregate principal amount of such notes for an aggregate of $586.6 million including accrued and unpaid interest. The company recorded a loss of $10 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income. During 2010, the company purchased all of the remaining $13 million aggregate principal amount of the 2.50% Senior Convertible Notes due 2023 for an aggregate of $28 million.

Floating Rate Senior Convertible Debentures due 2033

At the closing date of the merger with Fisher, the company assumed $344.4 million aggregate principal amount of Floating Rate Senior Convertible Debentures due 2033. Interest on the notes was payable on March 15, June 15, September 15 and December 15 of each year at an annual rate of 90-day LIBOR minus 1.25%. The notes were convertible at the option of the holder, at a price of $29.55 per share, if the common stock price exceeds the trigger price of $38.41 for a period of time as defined in the agreement, or upon the occurrence of certain other events.

During 2010, following issuance of a redemption notice by the company, holders of the company's Floating Rate Convertible Senior Debentures due 2033 exercised conversion rights for the remaining $326 million in par value. The company paid the principal and the premium due upon conversion in cash for a total outlay of $573 million.

Note 9. Debt and Other Financing Arrangements (continued)

3.25% Senior Subordinated Convertible Notes due 2024

At the closing date of the merger with Fisher, the company assumed $330.0 million aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2024. Interest on the notes is payable on March 1 and September 1 of each year. The notes are convertible at the option of the holder, at a price of $40.20 per share, if the common stock price exceeds the trigger price of $48.24 for a period of time as defined in the agreement, or upon the occurrence of certain other events. The company will be required to deliver cash to holders upon conversion, up to the principal amount of notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option, on or after March 2, 2011, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on March 1, 2011, March 1, 2016 and March 1, 2021, or upon a change of control.

For any holders of the company's convertible obligations electing to convert or if such debt is put to the company by holders on the next put date in 2011, the company currently intends to finance the cash payments that would be payable through borrowings under its revolving credit agreement to the extent such payments exceed $100 million which has been classified as a current maturity of long-term obligation in the accompanying 2010 balance sheet.

The company separately accounts for the debt and equity components of its convertible debt in a manner that reflects the company's nonconvertible debt borrowing rate when interest cost is recognized. The debt, temporary equity and equity components recognized for the company's convertible debt are as follows:

(In millions)	2010	2009
Principal Amount of Convertible Debt	$ 329.3	$ 668.8
Unamortized Discount	1.4	10.9
Net Carrying Amount	327.9	657.9
Incremental Convertible Debt Obligation (Temporary Equity)	—	1.9
Capital in Excess of Par Value	18.1	30.7

At December 31, 2010, the unamortized discount had a remaining weighted average recognition period of 3 months, to the first redemption date of the convertible debt. The amount of interest expense on the convertible debt recognized in the accompanying statement of income is as follows:

(In millions)	2010	2009	2008
Contractual Coupon Interest	$ 10.9	$ 18.4	$ 25.0
Amortization of Discount on Convertible Debt	9.1	22.5	21.6
Interest Expense	$ 20.0	$ 40.9	$ 46.6
Effective Interest Rate	4.7%	4.3%	5.1%

2.15% Senior Notes due 2012

On November 20, 2009, the company issued $350 million principal amount of 2.15% Senior Notes due 2012. Interest on the notes is payable on June 28 and December 28 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

Note 9. Debt and Other Financing Arrangements (continued)

At the issuance of debt, the company entered into 3 month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 2.15% Notes and the payment dates of the swaps coincide with the payment dates of the notes. The swap contracts provide for the company to pay a variable interest rate of 3 month USD LIBOR plus a spread of 0.4194% (0.72% at December 31, 2010) and to receive a fixed interest rate of 2.15%. The variable interest rate resets quarterly. The swaps have been accounted for as a fair value hedge of the 2.15% Notes.

3.25% Senior Notes due 2014

On November 20, 2009, the company issued $400 million principal amount of 3.25% Senior Notes due 2014. Interest on the notes is payable on May 20 and November 20 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

At the issuance of debt, the company entered into 3 month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 3.25% Notes and the payment dates of the swaps coincide with the payment dates of the 3.25% Notes. The swap contracts provide for the company to pay a variable interest rate of 3 month USD LIBOR plus a spread of 0.7245% (1.01% at December 31, 2010) and to receive a fixed interest rate of 3.25%. The variable interest rate resets quarterly. The swaps have been accounted for as a fair value hedge of the 3.25% Notes.

3.20% Senior Notes due 2015

On April 27, 2010, the company issued $450 million principal amount of 3.20% Senior Notes due 2015. Interest on the notes is payable on May 1 and November 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

At the issuance of debt, the company entered into six-month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 3.20% Notes and the payment dates of the swaps coincide with the payment dates of the 3.20% Notes. The swap contracts provide for the company to pay a variable interest rate of six-month USD LIBOR plus a spread of 0.4512% (0.90% at December 31, 2010) and to receive a fixed interest rate of 3.20%. The variable interest rate resets semi-annually. The swaps have been accounted for as a fair value hedge of the 3.20% Notes.

5% Senior Notes due 2015

In 2005, the company issued $250 million principal amount of 5% Senior Notes due 2015. Interest on the notes is payable on June 1 and December 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

Prior to issuing this debt, the company entered into forward starting pay fixed swap agreements with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the swaps hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on $250 million of principal amount of the 10-year fixed-rate debt issue (or any subsequent refinancing of such debt). The change in the fair value of the hedge upon termination was $2.0 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2015.

Note 9. Debt and Other Financing Arrangements (continued)

4.70% Senior Notes due 2020

On April 27, 2010, the company issued $300 million principal amount of 4.70% Senior Notes due 2020. Interest on the notes is payable on May 1 and November 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

6 3/4% Senior Subordinated Notes due 2014

At the closing date of the merger with Fisher, the company assumed $300 million principal amount of 6 3/4% Senior Subordinated Notes due 2014. Interest on the notes was payable on February 15 and August 15 of each year. The notes were redeemed at a redemption price of 103.375% of the principal amount plus accrued interest in December 2009 for a total cash outlay of $317 million. The company recorded a loss of $5 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

6 1/8% Senior Subordinated Notes due 2015

At the closing date of the merger with Fisher, the company assumed $500 million principal amount of 6 1/8% Senior Subordinated Notes due 2015. Interest on the notes was payable on January 1 and July 1 of each year. The notes were redeemed at a redemption price of 103.063% of the principal amount in July 2010 for a total cash outlay of $515 million plus accrued interest. The company recorded a loss of $15 million in 2010 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

Note 10. Commitments and Contingencies

Operating Leases

The company leases certain logistics, office, and manufacturing facilities. Income from continuing operations includes expense from operating leases of $124.2 million, $108.4 million and $108.8 million in 2010, 2009 and 2008, respectively. The following is a summary of annual future minimum lease and rental commitments under noncancelable operating leases as of December 31, 2010:

(In millions)	
2011	$ 103.9
2012	82.2
2013	61.9
2014	45.2
2015	35.7
Thereafter	68.6
	$ 397.5

Purchase Obligations

The company has entered into unconditional purchase obligations, in the ordinary course of business, that include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time

Note 10. Commitments and Contingencies (continued)

without penalty. The aggregate amount of the company's unconditional purchase obligations totaled $211.0 million at December 31, 2010 and the majority of these obligations are expected to be settled during 2011.

Letters of Credit, Guarantees and Other Commitments

Outstanding letters of credit and bank guarantees totaled $96.4 million at December 31, 2010, including $3.9 million for businesses that have been sold. The expiration of these credits and guarantees ranges through 2099.

Outstanding surety bonds and other guarantees totaled $46.7 million at December 31, 2010. The expiration of these bonds and guarantees ranges through 2013.

The letters of credit, bank guarantees and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third-party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its obligations under the transferred contract, the company could be liable to the third-party for such obligations. However, in such event, the company would be entitled to indemnification by the buyer.

The company has funding commitments totaling $6.2 million at December 31, 2010, related to investments it owns.

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third-party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third-party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

There are various lawsuits and claims pending against the company involving product liability, contract, commercial and other issues. In view of the company's financial condition and the accruals established for related

Note 10. Commitments and Contingencies (continued)

matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows.

The company establishes a liability that is an estimate of amounts needed to pay damages in the future for events that have already occurred. The accrued liabilities are based on management's judgment as to the probability of losses for asserted and unasserted claims and, where applicable, actuarially determined estimates. The reserve estimates are adjusted as additional information becomes known or payments are made.

The company accrues the most likely amount or at least the minimum of the range of probable loss when a range of probable loss can be estimated. The range of probable loss for product liability, workers compensation and other personal injury matters of the company's continuing operations at December 31, 2010, was approximately $214 million to $307 million on an undiscounted basis. The portion of these liabilities assumed in the merger with Fisher was recorded at its fair (present) value at the date of merger. The company's reserve for these matters in total, including the discounted liabilities, was $156 million at December 31, 2010 (or $217 million undiscounted). The reserve includes estimated defense costs and is gross of estimated amounts due from insurers of $99 million at December 31, 2010 (or $137 million undiscounted). The portion of these insurance assets assumed in the merger with Fisher was also recorded at its fair value at the date of merger. In addition to the above reserves, as of December 31, 2010, the company had product liability reserves of $8 million (undiscounted) relating to divested businesses.

The assets and liabilities assumed at the acquisition date were ascribed a fair value based on the present value of expected future cash flows, using a discount rate equivalent to the risk free rate of interest for monetary assets with comparable maturities (weighted average discount rate of 4.67%). The discount on the liabilities of approximately $61 million and the discount on the assets of approximately $37 million (net discount $24 million) are being accreted to interest expense over the expected settlement period.

Although the company believes that the amounts reserved and estimated recoveries are probable and appropriate based on available information, including actuarial studies of loss estimates, the process of estimating losses and insurance recoveries involves a considerable degree of judgment by management and the ultimate amounts could vary materially. Insurance contracts do not relieve the company of its primary obligation with respect to any losses incurred. The collectability of amounts due from its insurers is subject to the solvency and willingness of the insurer to pay, as well as the legal sufficiency of the insurance claims. Management monitors the financial condition and ratings of its insurers on an ongoing basis.

The company is currently involved in various stages of investigation and remediation related to environmental matters. The company cannot predict all potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the company's responsibility. Expenses for environmental remediation matters related to the costs of permit requirements and installing, operating and maintaining groundwater-treatment systems and other remedial activities related to historical environmental contamination at the company's domestic and international facilities were not material in any period presented. The company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge of and experience with these environmental matters. The company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Having assumed environmental liabilities in the merger with Fisher, the company was required to discount the estimate of loss to fair (present) value. This fair value was ascribed by using a discount rate of 4.73%, which was the risk free interest rate for monetary assets with maturities comparable to that of the environmental liability. The remaining discount of $8 million is being accreted by charges to interest expense over the estimated maturity period of 30 years. At December 31, 2010 and 2009, the company's total environmental liability was approximately $22 million and $23 million, respectively.

Note 10. Commitments and Contingencies (continued)

Management believes that its reserves for environmental matters are adequate for the remediation costs the company expects to incur. As a result, the company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the company's financial position, results of operations or cash flows. However, the company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the company's operations, which could have a material adverse effect on the company's financial position, results of operations or cash flows. Although these environmental remediation liabilities do not include third-party recoveries, the company may be able to bring indemnification claims against third parties for liabilities relating to certain sites.

Note 11. Comprehensive Income and Shareholders' Equity

Comprehensive Income

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet, including currency translation adjustments, unrealized gains and losses, net of tax, on available-for-sale investments and hedging instruments; and pension and other postretirement benefit liability adjustments.

Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In millions)	2010	2009
Cumulative Translation Adjustment	$ 134.5	$ 161.7
Net Unrealized Gain on Available-for-sale Investments, Net of Tax	3.4	2.4
Net Unrealized Losses on Hedging Instruments, Net of Tax	(0.8)	(1.0)
Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	(93.5)	(71.1)
	$ 43.6	$ 92.0

An after tax gain on available-for-sale investments of $0.1 million was reclassified from accumulated other comprehensive items to net income in 2010. After-tax net losses on available-for-sale investments of $0.7 million and $4.3 million, were reclassified from accumulated other comprehensive items to net income in 2009 and 2008, respectively.

The unrealized loss on hedging instruments relates to the company's 5% Senior Notes due 2015 (see Note 9) and is being amortized over the term of the debt. The after-tax charge recognized in net income was $0.2 million in 2010, 2009 and 2008.

The after-tax pension and other postretirement benefit liability adjustments recognized in net income in 2010, 2009 and 2008 were $1.2 million, $1.1 million and $1.0 million, respectively.

Shareholders' Equity

At December 31, 2010, the company had reserved 51,693,436 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one

Note 11. Comprehensive Income and Shareholders' Equity (continued)

hundred-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $200 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, units of preferred stock, cash, property or other securities of the company) which equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

At any time until the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on September 29, 2015, unless earlier redeemed or exchanged.

As a result of the November 2006 merger with Fisher, warrants to purchase shares of Fisher common stock were converted into warrants to purchase 3,307,170 shares of company common stock at an exercise price of $4.83 per share. These warrants had a fair value of $113.2 million at the merger date, which was recorded as part of the merger consideration. All of the outstanding warrants were exercised in January 2008.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

The company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2010. The company's financial assets and liabilities carried at fair value are primarily comprised of investments in money market funds, mutual funds holding publicly traded securities, derivative contracts used to hedge the company's currency and interest rate risks and other investments in unit trusts and insurance contracts held as assets to satisfy outstanding retirement liabilities.

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

The following tables present information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

(In millions)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 301.6	$ 301.6	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	36.3	36.3	—	—
Insurance contracts	42.6	—	42.6	—
Auction rate securities	4.6	—	—	4.6
Derivative contracts	40.1	—	40.1	—
Total Assets	$ 425.2	$ 337.9	$ 82.7	$ 4.6
Liabilities				
Derivative contracts	$ 3.5	$ —	$ 3.5	$ —
Contingent consideration	28.7	—	—	28.7
Total Liabilities	$ 32.2	$ —	$ 3.5	$ 28.7

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 1,081.7	$ 1,081.7	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	32.9	32.9	—	—
Insurance contracts	31.9	—	31.9	—
Auction rate securities	5.4	—	—	5.4
Derivative contracts	4.5	—	4.5	—
Total Assets	$ 1,156.4	$ 1,114.6	$ 36.4	$ 5.4
Liabilities				
Derivative contracts	$ 10.3	$ —	$ 10.3	$ —
Contingent consideration	0.6	—	—	0.6
Total Liabilities	$ 10.9	$ —	$ 10.3	$ 0.6

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

Available-for-sale investments are carried at fair value and are included in the tables above. The aggregate market value, cost basis and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

(In millions)	Market Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses
2010				
Mutual Fund and Unit Trust Investments	$ 32.0	$ 26.1	$ 5.9	$ —
Auction Rate Securities	4.6	5.3	—	0.7
	$ 36.6	$ 31.4	$ 5.9	$ 0.7
2009				
Mutual Fund and Unit Trust Investments	$ 31.2	$ 26.9	$ 4.3	$ —
Auction Rate Securities	5.4	6.0	—	0.6
	$ 36.6	$ 32.9	$ 4.3	$ 0.6

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gross realized gains and gross realized losses on the sale of available-for-sale investments were nominal in 2010, 2009 and 2008.

In addition to available-for-sale investments, the company had $4.3 million and $1.7 million of trading securities, consisting of debt and equity securities, at December 31, 2010 and 2009, respectively.

The company determines the fair value of its insurance contracts by obtaining the cash surrender value of the contracts from the issuer. The company determines the fair value of the auction rate securities by obtaining indications of value from brokers/dealers. During 2009, the company recorded in other expense, net, $0.3 million of impairment charge on the auction rate securities for declines in value deemed attributable to credit losses exceeding six to nine months duration and thus considered other-than-temporary. The company determines the fair value of acquisition-related contingent consideration based on assessment of the probability that the company would be required to make such future payment. Changes to the fair value are recorded in selling, general and administrative expense. The following tables provide a rollforward of the fair value, as determined by Level 3 inputs, of the auction rate securities and contingent consideration.

(In millions)	Auction Rate Securities 2010	2009
Beginning Balance	$ 5.4	$ 5.7
Total impairment losses included in earnings	—	(0.3)
Sale of securities	(0.7)	(0.4)
Total unrealized gains (losses) included in other comprehensive income	(0.1)	0.4
Ending Balance	$ 4.6	$ 5.4

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

(In millions)	Contingent Consideration 2010	Contingent Consideration 2009
Beginning Balance	$ 0.6	$ —
Additions (See Note 2)	23.5	0.6
Payments	(0.7)	—
Change in fair value included in earnings	5.2	—
Currency translation	0.1	—
Ending Balance	$ 28.7	$ 0.6

The notional amounts of derivative contracts outstanding totaled $1.78 billion and $1.24 billion at year-end 2010 and 2009, respectively. The fair value of such contracts is the estimated amount that the company would receive upon liquidation of the contracts, taking into account the change in currency exchange rates.

The following tables present the fair value of derivative instruments in the consolidated balance sheet and statement of income.

(In millions)	Fair Value – Assets 2010	Fair Value – Assets 2009	Fair Value – Liabilities 2010	Fair Value – Liabilities 2009
Derivatives Designated as Hedging Instruments				
Interest rate swaps (a)	$ 37.3	$ —	$ —	$ 9.5
Derivatives Not Designated as Hedging Instruments				
Foreign currency exchange contracts (b)	2.8	4.5	3.5	0.8
Total derivatives	$ 40.1	$ 4.5	$ 3.5	$ 10.3

(a) The fair value of the interest rate swaps are included in the consolidated balance sheet under the captions other assets or other long-term liabilities.
(b) The fair value of the foreign currency exchange contracts are included in the consolidated balance sheet under the captions other current assets or other accrued expenses.

(In millions)	Gain (Loss) Recognized 2010	Gain (Loss) Recognized 2009
Derivatives Designated as Fair Value Hedges		
Interest rate contracts	$ 20.3	$ 1.4
Derivatives Not Designated as Fair Value Hedges		
Foreign currency exchange contracts	35.8	(6.9)

Gains and losses recognized on interest rate and foreign currency exchange contracts are included in the consolidated statement of income under the caption other expense, net, together with the corresponding, offsetting losses and gains on the underlying transactions.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

Fair Value of Other Instruments

The carrying amount and fair value of the company's notes receivable and debt obligations are as follows:

(In millions)	2010 Carrying Value	2010 Fair Value	2009 Carrying Value	2009 Fair Value
Notes Receivable	$ 7.4	$ 7.4	$ 6.8	$ 6.8
Debt Obligations:				
Convertible obligations	327.9	461.4	657.9	992.0
Senior notes	1,784.9	1,806.3	989.6	1,016.1
Senior subordinated notes	—	—	500.0	520.1
Other	24.3	24.3	34.0	34.0
	$ 2,137.1	$ 2,292.0	$ 2,181.5	$ 2,562.2

The fair value of debt obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective period ends.

Note 13. Supplemental Cash Flow Information

(In millions)	2010	2009	2008
Cash Paid For:			
Interest	$ 82.5	$ 99.7	$ 129.5
Income Taxes	$ 370.4	$ 329.8	$ 292.1
Non-cash Activities			
Fair value of assets of acquired businesses and product lines	$ 805.0	$ 825.3	$ 265.7
Cash paid for acquired businesses and product lines	(651.5)	(623.7)	(204.9)
Liabilities assumed of acquired businesses and product lines	$ 153.5	$ 201.6	$ 60.8
Conversion of convertible debt	$ —	$ —	$ 2.8
Issuance of restricted stock	$ 1.4	$ 1.1	$ 21.9
Issuance of stock upon vesting of restricted stock units	$ 16.3	$ 7.0	$ 20.1

Note 14. Restructuring and Other Costs, Net

Restructuring costs in 2010 in both segments primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the consolidation of manufacturing and research and development operations at a site in Germany with an existing site in the U.S. and the consolidation of production operations at a plant in Iowa with plants in Ohio and North Carolina. The 2010 charges include asset impairments as discussed below. Restructuring costs in 2009 in both segments primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the following: consolidation of production operations at a plant in the United Kingdom with plants in the U.S. and Germany; the Iowa and Germany

Note 14. Restructuring and Other Costs, Net (continued)

closures discussed above; the consolidation of operations at a plant in the Netherlands with plants in the United Kingdom and the U.S; and completion of the relocation of a manufacturing site in France to an existing site in Germany. Restructuring costs in 2008 included reductions in headcount within several businesses due to economic uncertainty affecting end markets and consolidating or transferring manufacturing operations from various sites in Europe, the U.S. and Australia to other sites. The 2008 costs also included charges for asset impairment, litigation and other matters discussed by segment below, net of pension curtailment gains.

As of February 24, 2011, the company has identified restructuring actions that will result in additional charges of approximately $35 million, primarily in the first half of 2011.

2010

During 2010, the company recorded net restructuring and other costs by segment as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 11.2	$ 4.8	$ —	$ 16.0
Selling, General and Administrative Expenses	14.1	(0.2)	(10.9)	3.0
Restructuring and Other Costs, Net	36.6	23.4	0.4	60.4
	$ 61.9	$ 28.0	$ (10.5)	$ 79.4

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $61.9 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $11.2 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $14.1 million for transaction costs primarily related to the pending Dionex acquisition (Note 2) and, to a lesser extent, revisions of estimated contingent consideration, principally related to the acquisition of Ahura; and $36.6 million of other costs, net. These other costs consisted of $18.9 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $13.1 million of severance for approximately 170 employees primarily in manufacturing and sales and service functions; $3.0 million of abandoned facility costs; and $2.8 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $17.7 million of charges primarily due to impairment of intangible assets associated with several small business units.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $28.0 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $4.8 million primarily for accelerated depreciation at facilities closing due to real estate consolidation; $14.3 million in cash costs described below; and $9.1 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $5.1 million of severance for approximately 80 employees primarily in manufacturing, administrative, and sales and service functions; $4.0 million of abandoned facility costs; and $5.2 million of other cash costs, primarily retention, relocation, moving and related expenses associated with facility consolidations. The non-cash costs of $9.1 million were related to a provision for loss on a patent infringement claim that arose at a business

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Restructuring and Other Costs, Net (continued)

unit prior to its acquisition by the company and, to a lesser extent, writedowns to estimated disposal value of real estate held for sale.

Corporate

The company recorded $10.5 million, net, of income including $10.9 million as a reduction of selling, general and administrative expenses at its corporate office in 2010, the majority of which was a gain on settlement with product liability insurers.

2009

The company recorded net restructuring and other costs by segment for 2009 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 4.7	$ 2.0	$ —	$ 6.7
Selling, General and Administrative Expenses	2.1	(0.6)	—	1.5
Restructuring and Other Costs, Net	37.2	21.7	1.9	60.8
	$ 44.0	$ 23.1	$ 1.9	$ 69.0

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $44.0 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $4.7 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation, charges to selling, general and administrative expenses of $2.1 million for transaction costs related to the B.R.A.H.M.S. acquisition (Note 2) and $37.2 million of other costs, net. These other costs consisted of $41.8 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $31.4 million of severance for approximately 520 employees primarily in manufacturing and sales and service functions; $5.5 million of abandoned facility costs; and $4.9 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $4.6 million of income, net, primarily due to a gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher Scientific in 2006, offset partially by a $2.5 million charge for pension termination benefits.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $23.1 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $2.0 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation; net gain in selling, general and administrative expenses of $0.6 million primarily for settlement of certain pre-merger Fisher product liability-related matters partially offset by transaction costs related to the acquisition of Biolab; $17.9 million in cash costs described below; and $3.8 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $13.9 million of severance for approximately 370 employees primarily in manufacturing, administrative, and sales and service functions; $1.1 million of abandoned facility costs; and $2.9 million of other cash costs, primarily retention, relocation, moving and related

Note 14. Restructuring and Other Costs, Net (continued)

expenses associated with facility consolidations. The non-cash costs of $3.8 million were related primarily to a loss on an abandoned facility held for sale that was sold in July 2009 and, to a lesser extent, the impairment of intangible and fixed assets related to a product line.

Corporate

The company recorded $1.9 million in restructuring and other charges at its corporate office in 2009, $2.1 million of which were cash costs partially offset by a $0.2 million gain on the sale of abandoned real estate. The cash costs were primarily abandoned facility costs and, to a lesser extent, severance.

2008

The company recorded net restructuring and other costs by segment for 2008 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 0.7	$ 0.8	$ —	$ 1.5
Restructuring and Other Costs, Net	41.6	8.9	(15.1)	35.4
	$ 42.3	$ 9.7	$ (15.1)	$ 36.9

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $42.3 million of net restructuring and other charges in 2008. The segment recorded charges to cost of revenues of $0.7 million, primarily for accelerated depreciation at facilities closing due to real estate consolidation, and $41.6 million of other costs, net. These other costs consisted of $23.1 million of cash costs, principally associated with headcount reductions and facility consolidations, including $13.7 million of severance for approximately 500 employees across all functions; $6.0 million of abandoned-facility costs; and $3.4 million of other cash costs, primarily retention, relocation, moving expenses and contract termination costs associated with facility consolidations. The principal facility consolidations include consolidating bioprocess production operations into a new facility at a current site in Utah as well as continuing actions initiated prior to 2008 and beginning new actions to cease manufacturing activities at plants in New Mexico, Denmark and Australia and transfer their operations to other sites. The segment also recorded non-cash costs of $18.5 million, including a $7.0 million impairment of acquisition-related intangible assets associated with a small business unit acquired as part of Fisher in 2006, a $5.0 million loss from a litigation-related matter assumed as part of the merger with Fisher, a $2.9 million net loss on the sale of businesses, $2.6 million for in-process research and development associated with an acquisition and $1.0 million for asset write downs at abandoned facilities.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $9.7 million of net restructuring and other charges in 2008. The segment recorded charges to cost of revenues of $0.8 million for the sale of inventories revalued at the date of acquisition, and $8.9 million of other costs, net. These other costs consisted of $11.1 million of cash costs, principally associated with headcount reductions and facility consolidations, including $8.5 million of severance for approximately 380 employees primarily in manufacturing and administrative functions; $0.8 million of abandoned-facility costs; and $1.8 million of other cash costs primarily for retention, relocation and moving expenses. The facility consolidations principally included moving the manufacture of certain laboratory consumables products from existing

Note 14. Restructuring and Other Costs, Net (continued)

facilities in California and New York to a new facility in Mexico and continuing the move of a manufacturing site in France to Germany. The segment also recorded non-cash income of $2.2 million primarily from a gain on the sale of real estate.

Corporate

The company recorded $15.1 million of restructuring and other income at its corporate office in 2008. The company curtailed part of a defined benefit plan and, as a result, recorded a gain of $19.2 million. The company also recorded a $2.5 million writedown to estimated disposal value of real estate held for sale, $1.7 million for a gain on the sale of used equipment and $3.3 million in cash charges primarily for severance and, to a lesser extent, abandoned facility costs.

The following tables summarize the cash components of the company's restructuring plans. The non-cash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables.

(In millions)	Severance	Abandonment of Excess Facilities	Other	Total
Pre-2009 Restructuring Plans				
Balance At December 31, 2007	$ 11.0	$ 4.7	$ 3.7	$ 19.4
Costs incurred in 2008 (c)	25.4	8.9	5.8	40.1
Reserves reversed (b)	(0.6)	(0.9)	(1.1)	(2.6)
Payments	(23.2)	(6.3)	(6.1)	(35.6)
Currency translation	(0.2)	(0.2)	(0.1)	(0.5)
Balance At December 31, 2008	12.4	6.2	2.2	20.8
Costs incurred in 2009 (d)	4.0	3.4	2.1	9.5
Reserves reversed (b)	(0.5)	(0.3)	(0.2)	(1.0)
Payments	(13.4)	(5.1)	(3.7)	(22.2)
Currency translation	—	0.1	(0.1)	—
Balance At December 31, 2009	2.5	4.3	0.3	7.1
Costs incurred in 2010 (e)	0.2	1.8	0.1	2.1
Reserves reversed (b)	(0.1)	(0.4)	—	(0.5)
Payments	(1.7)	(2.9)	(0.4)	(5.0)
Currency translation	(0.3)	—	—	(0.3)
Balance At December 31, 2010	$ 0.6	$ 2.8	$ —	$ 3.4

Note 14. Restructuring and Other Costs, Net (continued)

(In millions)	Severance	Abandonment of Excess Facilities	Other (a)	Total
2009 Restructuring Plans				
Costs incurred in 2009 (d)	$ 45.3	$ 6.3	$ 6.0	$ 57.6
Reserves reversed (b)	(2.7)	(1.5)	(0.1)	(4.3)
Payments	(21.5)	(2.8)	(4.3)	(28.6)
Currency translation	(0.1)	0.3	0.2	0.4
Balance At December 31, 2009	21.0	2.3	1.8	25.1
Costs incurred in 2010 (e)	9.6	4.0	4.9	18.5
Reserves reversed (b)	(2.2)	(0.4)	(0.4)	(3.0)
Payments	(19.5)	(3.5)	(6.1)	(29.1)
Currency translation	(0.8)	—	(0.1)	(0.9)
Balance At December 31, 2010	$ 8.1	$ 2.4	$ 0.1	$ 10.6
2010 Restructuring Plans				
Costs incurred in 2010 (e)	$ 11.0	$ 1.8	$ 3.7	$ 16.5
Payments	(8.9)	(1.4)	(3.5)	(13.8)
Currency translation	0.1	0.1	(0.1)	0.1
Balance At December 31, 2010	$ 2.2	$ 0.5	$ 0.1	$ 2.8

(a) Employee retention costs are accrued ratably over the period through which employees must work to qualify for a payment.
(b) Represents reductions in cost of plans.
(c) Excludes an aggregate of $2 million of non-cash income, net, which are detailed by segment above.
(d) Excludes an aggregate of $1 million of non-cash income, net, which are detailed by segment above.
(e) Excludes an aggregate of $27 million of non-cash charges, net, which are detailed by segment above.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations and other costs, primarily through 2011; and abandoned-facility payments, over lease terms expiring through 2016.

Note 15. Discontinued Operations

In 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

In 2008, the company recorded additional proceeds and the reversal of a reserve on a note receivable related to a business divested in 2003, resulting in an after-tax gain of $6 million. The note was collected in July 2008.

Note 16. Unaudited Quarterly Information

(In millions except per share amounts)	2010			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,675.1	$ 2,649.0	$ 2,683.5	$ 2,781.1
Gross Profit	1,096.3	1,083.0	1,097.5	1,161.9
Income from Continuing Operations	229.8	237.3	268.5	297.5
Net Income	232.3	237.3	268.5	297.5
Earnings per Share from Continuing Operations:				
Basic	.56	.58	.67	.76
Diluted	.55	.57	.66	.75
Earnings per Share:				
Basic	.57	.58	.67	.76
Diluted	.56	.57	.66	.75

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $23.6 million and after-tax gain of $2.5 million related to the company's discontinued operations.
(b) Costs of $11.7 million.
(c) Costs of $13.3 million.
(d) Costs of $30.8 million.

(In millions except per share amounts)	2009			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,255.1	$ 2,484.1	$ 2,531.1	$ 2,839.4
Gross Profit	886.9	988.3	1,011.2	1,138.3
Income from Continuing Operations	148.9	206.9	221.2	274.3
Net Income	148.9	206.9	221.2	273.3
Earnings per Share from Continuing Operations:				
Basic	.36	.50	.54	.67
Diluted	.35	.49	.53	.65
Earnings per Share:				
Basic	.36	.50	.54	.67
Diluted	.35	.49	.53	.65

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $13.6 million.
(b) Costs of $12.5 million.
(c) Costs of $13.8 million.
(d) Costs of $29.1 million and after-tax loss of $1.0 million related to the company's discontinued operations.

Note 17. Subsequent Events

Planned Sale of Businesses

In February 2011, the company entered separate agreements to sell its Athena Diagnostics business (Athena), part of the Analytical Technologies segment, for $740 million in cash and its Lancaster Laboratories business (Lancaster), part of the Laboratory Products and Services segment, for $200 million in cash. Revenues and operating income of the two businesses aggregated approximately $225 million and $60 million, respectively, in 2010. Athena

Note 17. Subsequent Events (continued)

provides diagnostic testing for neurological and other diseases, with an emphasis on gene-based tests. Lancaster is a contract-testing laboratory that provides analytical laboratory services. The sales are subject to regulatory approvals and other closing conditions.

Issuance of Debt

On February 22, 2011, the company issued $2.2 billion principal amount of senior notes, as detailed below, to fund its pending acquisition of Dionex (see Note 2) and for general corporate purposes. All of these notes are subject to a special mandatory redemption provision. If the company does not consummate the Dionex acquisition by September 30, 2011, the company will be required to redeem all of the notes in whole at a redemption price of 101% of the aggregate principal, plus accrued and unpaid interest.

2.05% Senior Notes due 2014

On February 22, 2011, the company issued $300 million principal amount of 2.05% Senior Notes due 2014. Interest on the notes is payable on February 21 and August 21 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

At the issuance of debt, the company entered into six-month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 2.05% Notes and the payment dates of the swaps coincide with the payment dates of the 2.05% Notes. The swap contracts provide for the company to pay a variable interest rate of six-month USD LIBOR plus a spread of 0.4112% (0.88% at February 22, 2011) and to receive a fixed interest rate of 2.05%. The variable interest rate resets semi-annually. The swaps will be accounted for as a fair value hedge of the 2.05% Notes.

3.20% Senior Notes due 2016

On February 22, 2011, the company issued $900 million principal amount of 3.20% Senior Notes due 2016. Interest on the notes is payable on March 1 and September 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

4.50% Senior Notes due 2021

On February 22, 2011, the company issued $1.00 billion principal amount of 4.50% Senior Notes due 2021. Interest on the notes is payable on March 1 and September 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

THERMO FISHER SCIENTIFIC INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2010	$ 47.2	$ 2.2	$ 0.4	$ (10.6)	$ 0.7	$ 39.9
Year Ended December 31, 2009	$ 43.1	$ 7.3	$ 1.0	$ (6.7)	$ 2.5	$ 47.2
Year Ended December 31, 2008	$ 49.5	$ 5.5	$ 0.2	$ (11.9)	$ (0.2)	$ 43.1

(In millions)	Balance at Beginning of Year	Provision Charged to Expense (c)	Activity Charged to Reserve	Other (d)	Balance at End of Year
Accrued Restructuring Costs (b)					
Year Ended December 31, 2010	$ 32.2	$ 33.6	$ (47.9)	$ (1.1)	$ 16.8
Year Ended December 31, 2009	$ 20.8	$ 61.8	$ (50.8)	$ 0.4	$ 32.2
Year Ended December 31, 2008	$ 19.4	$ 37.5	$ (35.6)	$ (0.5)	$ 20.8

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.
(b) The nature of activity in this account is described in Note 14.
(c) Excludes $27 million of non-cash expense, net, in 2010 and $1 million and $2 million of non-cash income, net in 2009 and 2008, respectively, as described in Note 14.
(d) Represents the effects of currency translation.

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STOCK PERFORMANCE GRAPH

The following graph and table compare Thermo Fisher Scientific's total shareholder return for the five-year period ended December 31, 2010, with the total return for the Standard & Poor's 500 Index and a Peer Group Index. Our Peer Group Index comprises the following companies: Agilent Technologies Inc.; Becton, Dickinson and Company; Beckman Coulter, Inc.; Bruker Corporation; Dionex Corporation; Life Technologies Corporation; Mettler-Toledo International Inc.; PerkinElmer, Inc.; Sigma-Aldrich Corporation and Waters Corporation. Our Peer Group Index consists of our most direct competitors; it assumes equal investment in each of the 10 peers and excludes our performance. MDS Inc., Millipore Corporation and Varian, Inc. are no longer included in our Peer Group as MDS exited our industry and both Millipore and Varian were acquired during 2010.

The comparison assumes $100 was invested on December 31, 2005, and also assumes the reinvestment of dividends. Our common stock is traded on the New York Stock Exchange under the ticker symbol "TMO."


$250
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150
100
50
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
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Thermo Fisher Scientific Inc.
S&P 500
Peer Group

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Thermo Fisher Scientific Inc.	100.00	150.32	191.44	113.08	158.28	183.74
S&P 500	100.00	115.80	122.16	76.96	97.33	111.99
Peer Group	100.00	114.47	145.61	90.39	134.06	163.05

Management Team

Marc N. Casper
President and Chief Executive Officer

Peter M. Wilver
Senior Vice President and Chief Financial Officer

Kenneth Berger
Senior Vice President and President, Specialty Diagnostics

Elizabeth S. Bolgiano
Senior Vice President, Human Resources

Gregory J. Herrema
Senior Vice President and President, Analytical Instruments

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary

Syed A. Jafry
Senior Vice President and President, Asia-Pacific and South America

Alan J. Malus
Senior Vice President and President, Laboratory Products

Edward A. Pesicka
Senior Vice President and President, Customer Channels

Alex G. Stachtiaris
Senior Vice President, Global Business Services

Kenneth J. Apicerno
Vice President, Investor Relations

Peter E. Hornstra
Vice President and Chief Accounting Officer

Ina B. Kamenz
Vice President and Chief Information Officer

Karen A. Kirkwood
Vice President, Corporate Communications

Shiraz Ladiwala
Vice President, Corporate Strategy and Development

Anthony H. Smith
Vice President, Tax, and Treasurer

Stephen Williamson
Vice President, Financial Operations

Board of Directors

Jim P. Manzi
Chairman of the Board; Chairman, Stonegate Capital (private equity investments); Former Chairman, President and Chief Executive Officer, Lotus Development Corporation (computer software)

Marc N. Casper
President and Chief Executive Officer

Nelson J. Chai
Executive Vice President, Chief Administrative Officer and Head of Strategy, CIT Group Inc. (bank holding company)

Tyler Jacks
David H. Koch Professor of Biology, Massachusetts Institute of Technology; Director, David H. Koch Institute for Integrative Cancer Research (research)

Judy C. Lewent
Former Executive Vice President and Chief Financial Officer of Merck & Co., Inc. (pharmaceuticals)

Thomas J. Lynch
Chief Executive Officer, TE Connectivity Ltd. (electronics)

Peter J. Manning
Former Vice Chairman of Strategic Business Development, FleetBoston Financial (banking)

William G. Parrett
Former Global Chief Executive Officer of Deloitte Touche Tohmatsu (accounting)

Michael E. Porter
Bishop William Lawrence University Professor, Harvard University (education)

Scott M. Sperling
Co-President, Thomas H. Lee Partners, L.P. (leveraged buyouts)

Elaine S. Ullian
Former President and Chief Executive Officer, Boston Medical Center (healthcare)

Thermo Fisher
SCIENTIFIC

Thermo Fisher Scientific Inc. • 81 Wyman Street, Waltham, MA 02451 USA • www.thermofisher.com

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